J:COM

Jupiter Telecommunications Co.,Ltd.



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Enjoy Life with J:COM

Annual Report 2006

For the year ended December 31, 2006

Contents

Profile

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator (MSO). We offer community-based services under the J:COM brand via 41 systems run by 24 franchises in the Kanto, Kansai and Kyushu regions as well as in the Sapporo metropolitan area as of the end of 2006.

While constantly looking at its operations from the customer's point of view, J:COM has been and remains at the forefront of the industry in developing and providing cutting-edge services. We offer cable television (CATV), high-speed Internet and fixed-line telephony and mobile telecommunications services through our advanced network, which offers superior scalability and economic efficiency. At the end of 2006, subscribers topped 2.51 million households, and, as of September 30, 2006, J:COM provided service to approximately 35%* of the pay-CATV viewing households in Japan.

J:COM aspires to achieve sustainable business growth as a community-based service provider. Accordingly, we will remain deeply rooted to the communities in which we operate and continue to provide original services that meet our customers' needs.

*Source: December 2006 edition of *"Hoso Journal"* and J:COM documents

Service Areas



Sapporo
Kansai Region
Kanto Region
Kyushu Region

Helping You Enjoy Life

J:COM is aggressively expanding its service area and rolling out new services via its growth strategy "Volume plus Value." In addition, we are looking to leverage cable television (CATV)'s unique position as a community-based media platform to go beyond mere service provisioning and evolve into a comprehensive service provider that is rooted in the community, makes wide-ranging contributions to the community and is valued by the community. We want to make people feel their lives are fuller and more convenient. To this end, we are pursuing the potential of CATV with innovative ideas based on advanced digital technology. Our objective is to deliver entertainment and local information over our network while also offering a full range of high value-added services: high-speed Internet and fixed-line telephony and mobile telecommunications. J:COM will continue to provide an extensive array of attractive services that bring superior convenience to an even greater number of customers.



J:COM TV

J:COM TV Digital lies at the heart of our television services, through which we provide customers with access to a rich array of programs on terrestrial, broadcast satellite and cable channels. We are enhancing the appeal of CATV by introducing digital high-definition content, video-on-demand (VOD), a set-top box equipped with a hard disk drive (HDR) and other state-of-the-art services. In addition, we are promoting a shift from analog to digital services, with the aim of going completely digital before the end of 2009.



J:COM NET

We offer high-speed Internet services, primarily through J:COM NET Premier (30 Mbps). In addition to our conventional Internet services with speeds of 8Mbps and 30Mbps, we have started offering J:COM NET Hikari (100Mbps), which uses fiber-to-the-home (FTTH) installations for multiple-dwelling units (MDUs), and we have added an even faster service with speed up to 160Mbps. As Internet connections grow increasingly fast, we intend to steer clear of competing purely on cost by boosting customer satisfaction levels through the provision of safe, reliable, convenient services.

J:COM



J:COM PHONE

Our economical primary fixed-line telephony service offers customers the same level of quality and service as conventional telephone services. In areas where we are introducing fixed-line telephony services for the first time, we are using Internet protocol (IP) technology, which keeps down the upfront investment cost, to offer primary IP telephony services



J:COM MOBILE
powered by WILLCOM

In March 2006, we partnered with WILLCOM, Inc. to launch a mobile telecommunications service. Because of this service, we can offer customers greater convenience by serving as a one-stop shop for both fixed-line telephony and mobile telecommunications services. Further, we plan to rapidly commercialize a fixed mobile convergence (FMC) service, which enables customers to use their mobile phone as a handset to a fixed-line network when they are at home and as a regular mobile phone when they are out and about.

Operational Highlights

(Consolidated basis)

Total RGUs[*1]



(Millions)
J:COM TV
J:COM NET
J:COM PHONE
5
4
3
2
1
0
'02
'03
'04
'05
'06

December 31, 2006

The total number of RGUs for the three services was 4,338,000.

Up 25% compared with the end of the previous year

Total Number of Subscribers[*2]



(Thousands of households)
3,000
2,000
1,000
0
'02
'03
'04
'05
'06

December 31, 2006

The total number of subscribers was 2,512,200.

Up 25% compared with the end of the previous year

ARPU[*3] and Bundling Ratio Trends[*4]



(Yen)
8,000
6,000
4,000
2,000
0
2.0
1.5
1.0
0.5
0
'02
'03
'04
'05
'06

ARPU of	Bundling ratio of
¥7,787	**1.78**
in fiscal 2006	in fiscal 2006

Excludes the Cable West Group in fiscal 2006

Average Monthly Churn Rate[*5]



(%)
J:COM TV
J:COM NET
J:COM PHONE
2.0
1.5
1.0
0.5
'02
'03
'04
'05
'06

The average monthly churn rate (%) in fiscal 2006 was as follows.

1.09	**1.32**	**0.76**
for CATV	for the Internet	for telephony

Excludes the Cable West Group in fiscal 2006

Breakdown of Service Bundling



(%)
Households with 3 services
Households with 2 services
Households with 1 service
100
80
60
40
20
0
'02
'03
'04
'05
'06

December 31, 2006

Percent of households with 3 services:	Percent of households with 2 services:
24.8%	**28.5%**

Excludes the Cable West Group in fiscal 2006

*1. Total number of revenue generating units (RGUs) for services supplied

*2. The number of households subscribed to one or more services

*3. Monthly average revenue per household unit (ARPU)

*4. Number of services subscribed to per subscribing household

*5. Monthly number of disconnects from a service / the monthly weighted average number of subscribers / 12

Financial Highlights

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

	Millions of Yen		
	2004	2005	**2006**
Operating Results:			
Total revenue	¥161,346	¥183,144	**¥221,915**
Subscription fees	140,826	163,378	**196,515**
Cable-television	75,866	85,254	**102,803**
High-speed Internet	40,123	47,425	**58,121**
Telephony	24,837	30,699	**35,591**
Other	20,520	19,766	**25,400**
Total operating costs and expenses	138,754	158,669	**190,333**
Operating income	22,592	24,475	**31,582**
Net income	10,821	19,333	**24,481**
OCF (EBITDA) (*1)	63,249	70,023	**85,957**
Capital expenditures	44,354	54,277	**65,903**
Financial Position:			
Total assets	¥439,291	¥516,457	**¥625,948**
Total shareholders' equity	138,370	251,445	**277,296**
Interest-bearing debt (Gross)	231,529	185,127	**242,075**
Interest-bearing debt (Net)	221,109	149,844	**221,588**
Cash Flows:			
Cash flow from operating activities	¥ 52,512	¥ 60,763	**¥ 80,003**
Cash flow from investing activities	(39,882)	(57,230)	**(121,601)**
Cash flow from financing activities	(9,996)	21,330	**26,801**
Free cash flows (*2)	8,158	6,486	**14,101**
Per Share Data:			
Net income - basic (yen)	¥ 2,221.47	¥ 3,178.95	**¥ 3,844.83**
Shareholders' equity (yen) (*3)	26,888.43	39,511.48	**43,445.59**
Ratios:			
OCF margin (%)	39.2	38.2	**38.7**
Return on equity (%)	9.2	9.9	**9.3**
Debt to OCF (times) (*4)	3.7	2.6	**2.8**
Debt to equity (times) (*4)	1.7	0.7	**0.9**

*1. (Operating revenue) - (Programming and other operating expenses) - (Selling, general and administrative expenses) + (Stock compensation expenses)
*2. Free Cash Flows = (Cash flows from operating activities) - (Capital expenditures) - (Capital investments via capital leases)
*3. Calculation based on the number of shares outstanding at the end of each fiscal year
*4. Debt is gross interest-bearing debt.

Total Revenue



(Billions of yen)
250
200
150
100
50
0
'02 '03 '04 '05 '06

OCF and OCF Margin



(Billions of yen)
(%)
100
80
60
40
20
0
50
40
30
20
10
0
'02 '03 '04 '05 '06

☐ OCF (left)
— OCF Margin (right)

Net Income (Loss)



(Billions of yen)
30
20
10
0
-10
'02 '03 '04 '05 '06

Capital Expenditures and Free Cash Flows



(Billions of yen)
80
60
40
20
0
-20
-40
'02 '03 '04 '05 '06

☐ Capital Expenditures
▨ Free Cash Flows

Aiming to Be a Community Service Provider




Community Focus



Cutting-Edge Entertainment








Convenient One-Stop Shopping






Enhancing Our Value as a Media Company Rooted in the Community

J:COM's goal is to evolve into a community service provider that cultivates strong ties of trust with customers as well as communities.

J:COM's sales representatives visit prospective customers at their homes. By meeting face to face, they are able to recommend services according to customer preferences. After signing up, subscribers can ask to be visited by a customer-care specialist, called "Area Staff", assigned to a service area to provide in-depth explanations of how to operate equipment and other matters. Further, our cable franchises are strengthening their ties with local communities through initiatives that include the production and broadcasting of community channels and holding of events. In fact, we plan to bolster our offerings of local content pertinent to everyday life by linking community channels with VOD and InteracTV.


J:COM TV Digital's InteracTV service


A J:COM sales representative visits a prospective customer

Fully Harnessing the Appeal of Television

For J:COM to set itself apart in the broadcasting and telecommunications industries, it must make its core business—cable television (CATV) operations—even more appealing. To this end, we are working to obtain high quality content to meet increasingly diverse needs. We are taking steps to bolster our line-up of competitive programming, including high-definition content exclusive to CATV.

J:COM's digital services are being driven by three key offerings—a set-top box equipped with a hard disk drive (HDR), VOD and high-definition content. Already, more than half of the households subscribing to our CATV services enjoy our digital features. Going forward, we will continue to proactively introduce new products and services that will add value to the daily lives of our customers.


A set-top box equipped with a hard disk drive

J:COM TV Digital Service Subscription Trends and Digital Subscription Ratio*
(consolidated basis)


(Thousands of households)
(%)
1,200
1,000
800
600
400
200
0
60
50
40
30
20
10
0
'03/12
'04/6
12
'05/6
12
'06/6
12

■ Number of subscribing households (left) — Digital subscription ratio (right)

*Ratio of digital service subscribers to total CATV subscribers

Boosting ARPU by Promoting Bundling

J:COM promotes subscription to multiple services, or "bundling."

J:COM offers a full range of CATV, high-speed Internet access and telephony services through its own optical fiber and coaxial cable network. Bundling enables us to provide customers with discounts on monthly charges as well as the greater convenience of one bill. Further, growth in the bundling ratio raises average revenue per unit (ARPU)* and lowers the churn rate. Thus, the advancement of bundling is an important management strategy.

* Monthly average revenue per household unit (ARPU)

Subscription State and Other Service Trends in Fiscal 2002 versus Those in Fiscal 2006
(Consolidated basis)


14.3%
13.6%
48.6%
10.5%
December 31, 2002
6.4%
24.8%
33.9%
14.7%
December 31, 2006

— J:COM TV — J:COM NET — J:COM PHONE

To Our Stakeholders

In 2006, J:COM Made Great Strides.

On a consolidated basis, we generated total revenue of ¥221.9 billion, operating income of ¥31.6 billion, income before income taxes of ¥27.5 billion, net income of ¥24.5 billion and an operating cash flow (OCF)*1 of ¥86.0 billion—achieving double-digit growth in revenue and profits yet again.

However, 2006 was also a year of fierce competition for us. Our business environment continued to evolve swiftly, as exemplified by the growing prominence of the debate on the fusion of broadcasting and telecommunications. Looking to realize sustainable growth against this backdrop, J:COM has pressed forward with its "Volume plus Value" strategy since its listing on JASDAQ. We owe our strong performance to the consistent implementation of this growth strategy, which is designed to generate synergies by achieving greater scale through an increase in the number of subscribing households and by attaining greater value through a rise in monthly average revenue per subscribing household unit (ARPU).

As for the volume part of our strategy, J:COM acquired Cable West Inc. and made it into a consolidated subsidiary in September 2006. J:COM's largest M&A transaction to date, this addition further increased its industry share and solidified its operating base. With approximately 9.2 million homes passed*2 and 2,512,200 subscribing households, we are making steady progress in expanding the scale of our operations, including those in existing service areas. Turning to the value part of our strategy, we note the set-top box equipped with a hard disk drive (HDR) that we launched in March 2006 has taken off with greater-than-expected speed. About 120,000 units have made their way into subscribers' homes as of December 31, 2006, and more than half of CATV subscribers use digital services*3. We are also seeing steady growth in the bundling ratio*4, and as a result of the aforementioned trends, ARPU has risen to around ¥7,790*5.

2007 Likely to Be a Decisive Year

J:COM regards 2007 as a crucial year for its future development. During the year, we aim to strengthen our foundation for sustainable growth and further expand our operations. J:COM has enjoyed a long expansion run, but we cannot afford to be overly optimistic and let down our guard in light of the advancement of the fusion of broadcasting and telecommunications. We, however, will seize the opportunities arising from these changes, make sure that our services stand out from the crowd and continue to forge ahead with the competitive environment pushing us to expand.

J:COM's core business is CATV. Building on the strengths of our CATV operations drives our growth. Specifically, bolstering and enhancing the three pillars of our digital service—HDR, VOD and high-definition contents—will spur growth in the number of CATV-subscribing households and ARPU. Moreover, by providing high-speed Internet access and telephony services in addition to CATV service in the all-in-one package, we seek to improve our bundling ratio together with our ARPU.

In addition, J:COM will work to really set itself apart from its peers in order to thrive amid strong competition and become a leading company in the broadcasting and telecommunications industries. We seek to highlight our uniqueness as we move toward becoming a community service provider by offering plenty of local content and community-based customer support.



*1. OCF (Operating cash flow: (Operating revenue) - (Programming and other operating expenses) - (Selling, general and administrative expenses) + (Stock compensation expenses)
*2. The number of households within a service area where network construction has been completed and services can be delivered
*3. Percent of CATV-subscribing households subscribed to digital services
*4. Number of services subscribed to per subscribing household
*5. Excluding the Cable West Group

Furthermore, we are making a full-fledged push into the advertising media business by building a new advertising business model that leverages the customer base that we have built with our existing operations and our media, including community channels, VOD and monthly program guides. We specifically look to expand our advertising revenues by harnessing the differences between targeted cross media, which supplies information that tallies with the preferences and interests of individual customers, and conventional mass media, such as newspapers and terrestrial broadcasts.

In this way, J:COM is establishing a foothold in new business fields where it is able to leverage its strengths and stay ahead of rivals while it continues to expand operations and ensure their stability.

To Our Shareholders and Investors

J:COM is keenly aware that profit distribution to its shareholders is a management priority. Going forward, competition is only expected to become even tougher. Thus, we believe it is important to aim for sustainable growth and thereby enhance our corporate value in the future. Regarding policies for distributing profits to shareholders, we will continue to pursue appropriate measures from a long-term perspective. In addition, we will actively disclose information to ensure effective communication and increase management transparency through investor and public relations activities.

To Our Customers and Local Communities

J:COM's wish is to support a more convenient and comfortable life as well as a secure and safe community life for its customers. By offering attractive products and services that meet the needs of customers and communities, we seek to be a company that evolves with society. Our goal is to be a service provider that is anchored in the community—a company that is well known and trusted by local customers.

To Our Business Partners

To ensure that fair business practices are followed and observed, J:COM has created a compliance manual directing its management and employees to observe prohibitions against unfair competition, antitrust legislation, insider trading regulations and similar laws, rules and regulations. In addition, we emphasize building long-term relationships based on trust in the selection of business partners and make fair judgments that are not influenced by company size.

To Our Employees

J:COM is committed to creating a working environment where all employees are highly motivated. In progressing toward our goal of becoming a community service provider, it is vital that each employee takes the initiative to think and act. Accordingly, we have put into place a framework that enables each employee to take action and perform to the best of his or her ability. In addition, we want to create an open organization marked by a sense of community where management and employees are able to engage in frank discussions about management policies and everyday work.

In closing, I would like to thank all of our stakeholders for their continued support and understanding and request your ongoing encouragement as we move forward.

May 2007

Tomoyuki Moriizumi
President & Chief Executive Officer

Steadily Implementing the Volume plus Value Strategy

Q J:COM is continuing to show robust performance. What is behind this showing?

A Since its founding, J:COM has continued to show a rising trend in performance. We think this stems from the Volume plus Value strategy, which is vital to keeping us on a path of sustained growth.

Our Volume strategy is predicated on expanding the number of "homes passed"[*1] and increasing the number of subscribers among those homes passed. In 2006, we aggressively expanded our network and bolstered our sales and marketing activities, but the most effective measure in enabling us to broaden our reach was M&A. As a result of the addition of four cable companies as consolidated subsidiaries, including Cable West, the third-largest company in the industry, our homes passed expanded to cover about 9.2 million households.

Our Value strategy is predicated on boosting ARPU[*2] by getting customers to sign up for a multiple number of services and use optional services. To that end, we are adding sophisticated new services. A steadily increasing number of our analog service subscribers are switching to digital with an additional monthly charge of only ¥1,000. Our additional services, namely HDR and VOD, are faring well. As a result, our bundling ratio has reached 1.78[*3], and our ARPU has climbed to about ¥7,790[*3]. We were among the first to introduce digital services when we did so in 2004, and, of our CATV subscribers at the end of 2006, those subscribing to our digital services exceeded 50%. We would like to raise this digital subscription ratio[*4] to 100% in 2009, and introduce many genuinely innovative services using bandwidth that was formerly used for analog services. Also, to promote the transition to digital services, we believe enabling customers to experience the attractiveness of cutting-edge services, such as HDR and VOD, will be of critical importance.

*1. The number of households within a service area where network construction has been completed and services can be delivered.
*2. Monthly average revenue per household unit (ARPU)
*3. Excluding the Cable West Group
*4. The percentage of digital service subscribers among total CATV service subscribers

J:COM's Share of Pay-CATV Viewing Households


J:COM
35%

Source: December 2006 edition of *"Hoso Journal"* and J:COM documents

Expanding the Subscriber Base through Aggressive M&A

Q J:COM has been using M&A to expand. Could you explain J:COM's basic strategy for M&A?

A Our business model is one where operating revenues are linked to the number of subscribers and income expands once the break-even level is reached. This is why we are focusing our efforts on expanding our subscriber base through M&A. The companies that are brought into the J:COM Group gain the advantages that come with being a part of a larger organization. These include purchasing programs and equipment in bulk and integrating their call centers with ours.

Since companies in the CATV industry operate in specific geographic areas, they do not compete with one another. Therefore, unlike M&A in other industries, acquisitions cause hardly any redundancies in personnel or equipment. Also, regarding differences in corporate cultures, J:COM does not impose its corporate culture on the companies it acquires, but instead seeks to achieve a harmonious integration.

Going forward, we think the CATV industry will move toward a collection of alliances and companies with even more formidable management resources. Therefore, our M&A strategy is to actively pursue opportunities that emerge. As we seek M&A deals that result in relationships that benefit both sides, we will not engage in hostile

Area Expansion from M&A
(Consolidated basis)

Number of homes passed
(unit: 1,000 households)

7,297 (Dec. 2005) ⇒ 9,206 (+26%) (Dec. 2006)

Increase due to M&A* **1,588**

Total subscribing households
(unit: 1,000 households)

2,003 (Dec. 2005) ⇒ 2,512 (+25%) (Dec. 2006)

Increase due to M&A* **376**


Cable West Group
(consolidated in September 2006)
Rokko Island
Cable Vision Co., Ltd.
(consolidated in January 2006)
Cable Net
Shimonoseki Co., Ltd.
(consolidated in August 2006)
Sakura Cable
Television Co., Ltd.
(consolidated in April 2006)

* Aggregates from adding Sakura Cable Television, Cable Net Shimonoseki and Cable West Group (does not include the contribution from the May 2006 merger of Rokko Island Cable Vision with subsidiary Cable Net Kobe Ashiya Co., Ltd.)

takeovers. Our basic policy for acquisitions is to target CATV businesses operating in areas that have high population density and are adjacent to areas where we already provide services.



Practicing Strict Cost Control

Q Could you tell us about your efforts to control costs?

A J:COM has around 2,000 sales representatives stationed throughout Japan. Our sales representatives visit current and potential subscribers at their homes to present and explain our services. Our sales force is one of the strengths that set us apart from our competitors. We believe it is important to lower cost by improving the per-person productivity of our sales representatives in subscriber acquisitions while restraining the increase in the number of sales representatives. We are currently promoting linking our sales force and our 11 call centers located across Japan to enhance sales and marketing efficiency.

In our core CATV business, one of the key issues is how to control the cost of programming. As competition grows more intense, we think adding more high-definition content will be essential to enhancing the overall quality of our content. Our basic strategy is to secure high quality programs even if we pay a certain premium. By leveraging our position as Japan's largest MSO, we are able to keep program procurement costs within a constant range.

MSO Schematic


Content providers
Equipment makers
Administrative agencies
Purchasing
Purchasing
Joint negotiation
Group holding company
Jupiter Telecom
(listed on JASDAQ)
J:COM
Group
Management guidance
Managed franchises
J:COM
TV
Internet
Telephony
Mobile telecommunications
Subscribers

Maximizing Integration Benefits by Implementing J:COM Way

Q Are the companies you acquire contributing immediately to J:COM's profitability?

A We implement the "J:COM way" of services and marketing methods into newly acquired companies. The J:COM way brings the benefits of raising penetration in new service areas, increasing the bundling ratio and boosting ARPU.

Many cable companies offer only two services, CATV and Internet access, and their ARPU tends to be lower than ours. The companies that fell into this category when they were acquired have been able to increase their ARPU by adding telephony and digital services, including VOD and HDR. Thus, while the addition of new service areas temporarily lowers the bundling ratio and ARPU of the Group, as the service menus are broadened, these performance measures rise to a level on a par with the Group's existing service areas.

Also, in some cases, we need to make up-front investments in equipment and personnel to integrate, but in the medium term, we expect their ARPU to rise and their profitability to improve as the J:COM way is implemented.

Enhancing the Appeal of TV Programs through Digital Services

Q What measures are you implementing to strengthen your CATV services?

A In 2006, growth in the number of Japanese households subscribing to pay multi-channel services (CATV and satellite TV combined) stayed in the single digits at about 8%, indicating that growth in the pay-TV market is slowing. Yet, the overall penetration of pay multi-channel services in Japan stands at 20%, much lower when compared with about 80% in the United States and about 50% in Europe.

The entry of large telecommunications carriers into pay multi-channel services is expected to fuel competition and add more vitality to the market. To benefit from this change in the industry environment, we must maintain our position as the front-runner. For us to stay as our customers' first choice for pay-TV, we have to offer programs they really want to watch, even if they have to pay for them.

Our three core offerings in the digital service, namely, HDR, VOD and high-definition content, are all highly regarded. Introduced in March 2006, HDR has proven to be especially popular, and about 150,000 households already are using this service as of March 31, 2007. HDR has a range of impressive features, including high-definition recording and



Penetration Rate of Pay Multi-channel TV
Japan
United Kingdom
United States



HDR Contracts



VOD Service: Total Purchases of J:COM On Demand

reflect the real interests of viewers and improve our channel planning. To enhance the quality of our program content, we want to build closer relationships with program suppliers and find many more ways to work together. We put greater emphasis on quality than volume, and, with that in mind, we want to review our channels and expand the program content that is genuinely entertaining and attractive to our subscribers. In 2007, we see "TV as our top priority," and we seek to improve the value of our TV services.

* The rating surveys compute the average viewer ratings of cable digital and other channels, based on information obtained through the interactive function built into set-top boxes installed in the homes of monitor households subscribing to J:COM TV digital broadcasting.

Making the Best Use of J:COM's Positioning as Community-Based Media

Q **One of J:COM's unique features is its high level of local community involvement. Could you comment on that?**

A In fiscal 2008, the transmission of terrestrial digital broadcasts through IP multicasting is likely to begin, and major telecommunications carriers are expected to enter the broadcasting business in full force. Should we view this as a threat or as an opportunity? We believe we can draw on our strengths as a CATV company to make this into an opportunity to differentiate ourselves from new entrants and strengthen our leadership position. J:COM is already taking a number of steps to create closer ties with local communities, and these measures are generating good results.

J:COM's sales representatives visit prospective customers at home and provide them with in-depth explanations of our services to make sure they understand the specifics of our services before they subscribe. You might say that one important feature of our approach is that we sell "digital" services in an "analog" way. At present, we are working to improve our "Area Staff" program, in which customer-care specialists are assigned to a specific service area. For some time, we have provided assistance to subscribers in setting up their PCs and operating their remote controllers, but in the "Area Staff" program, we are stationing, for the first time, customer-care dedicated representatives to provide rapid support whenever customers call. This has improved customer satisfaction and is expected to help us keep subscribers for a long time. We believe strengthening the confidence that our customers have in us and maintaining contracts with them over the long haul are just as important as increasing the number of subscribers.

Another step we are taking is registering local high-volume retailers and real estate companies as agents that refer

customers to us. We are also focusing our efforts on a "bulk" contract, in which all residents living in an apartment, condominium and other multiple-dwelling units (MDUs) are served under a comprehensive contract that we conclude with the building's owner, management company or resident association.

Our reputation among our customers is another important factor to establishing close ties with the communities we serve. Through the "Elder Marketing Initiative Project," which is targeted at people 50 years of age and older, our local CATV systems plan and engage in a variety of activities tailored to local communities. These include offering classes on the use of PCs and the *Mottainai Furoshiki Undo* (a movement to encourage people to take along a *furoshiki*—a square piece of cloth used traditionally in Japan to carry articles—to help eliminate the use of plastic shopping bags). Targeting local baby-boom generation residents, we offer them opportunities to take part in various activities and to assist in spreading community activities to other areas. Through these activities and exchanges, we hope to build support for J:COM in communities where we operate and increase the number of J:COM "fans" spreading positive word-of-mouth about our community involvement.

Increasing Customer Satisfaction (CS) through a Range of Activities

Q What are the issues you see as crucial to increasing the number of "J:COM fans"?

A We think improving the level of customer satisfaction is our first priority, and for that, we established the CS Promotion Department in April 2006 along with our CS Promotion Project. We put an employee who is in charge of promoting customer satisfaction at each cable system of the J:COM Group. CS specialists are responsible for improvements at their respective systems in response to customer opinions and requests as well as issues identified in surveys measuring CS levels. In addition, they analyze issues based on customers' voices and opinions and look for ways to incorporate them into measures to improve existing services and develop new offerings.

For example, customers told us our multi-function remote controllers were difficult to use. In response, we developed two controller guides: *One-Page Quick Guide to Using Remote Controllers* and *Remote Controllers Made Easy*. CS-related initiatives like these are gradually beginning to show results in lowering the churn rate.

One key factor to raising customer satisfaction is improving employee motivation. The J:COM logo, our orange "U:go" character and other visual aspects of our brand are gradually becoming familiar to the general public, however, as a company that takes pride in the strength of our face-to-face sales, each of our employees must be a representative of the J:COM brand. To make this possible, all employees must fully buy into our corporate philosophy, which is our corporate DNA. As one of the initiatives aimed at instilling this mind-set among employees, we have prepared specific guidelines, entitled "Our Commitments," that emphasize the customer. These guidelines list 16 such "commitments" beginning with our corporate philosophy and including how we should interact with customers and go about our daily business activities. By fulfilling these commitments, we believe we can forge even stronger ties of trust with our customers and increase our corporate value.




J:COM
私たちの約束
Our Commitments—the guidelines for all Company employees

Going after Cutting-edge Technology

Q We understand there are a number of epoch-making technologies on the horizon. Trials of FMC service are in progress, and you have introduced a 160Mbps very fast Internet access service.

A FMC, or fixed mobile convergence, is an attractive service that allows subscribers to use their mobile phone as usual when away from home and as an auxiliary unit to their fixed-line telephone when at home. We are confident in the promise of this technology. If this service could be made available through all mobile telecommunications carriers, it would be even more convenient. We do not have an actual launch date yet, but we would like to commercialize this technology as soon as we can.

In the area of very fast Internet access services, in addition to the 8Mbps and 30Mbps services, in 2005 we added the J:COM NET Hikari 100Mbps service for medium-sized and large MDUs. Then, in April 2007, we began to offer a 160Mbps very fast Internet access service. This path-breaking service is also available to residents of single-dwelling units (SDUs) and smaller MDUs. We have launched the service in the Kansai metropolitan area and plan to expand it nationwide.

This very fast service utilizes a channel bonding technology*1 that makes downstream speeds of up to 160Mbps possible by bundling four times the bandwidth of conventional services. For that, we have adopted the DOCSIS*2 3.0 cable Internet specification, which works on our existing HFC (optical fiber and coaxial) networks. Looking ahead, we are studying ways to further increase speed using existing networks.

J:COM's policy is to aggressively introduce leading edge technologies such as these ahead of our competitors.

*1: Channel bonding is a function in which multiple DOCSIS signals are combined (i.e., "bonded") multiplying the speed of conventional DOCSIS data transmission.
*2: DOCSIS (Data over Cable Service Interface Specification) is a high-speed data transmission specification through CATV networks.

Offering Advertising Media Targeted at Individual Customers

Q **In March 2007, I understand you formed the Media Business Department and entered the advertising media business in full force.**

A Total advertising expenditures amounted to about ¥6 trillion, according to Japan's *Advertising Expenditures in 2006**. Within this total, satellite media-related advertising, including CATV, is on an upward trend and rose 11.7% compared with the previous year, to ¥54.4 billion. This type of advertising media is drawing attention because it offers the possibility for developing advertising that appeals more directly to particular groups of customers. J:COM has a range of its own media, including community channels, VOD and InteracTV. In addition, J:COM distributes more than two million copies of its monthly program guide *J:COM Magazine*. We seek to take maximum advantage of these media properties by delivering information tailored to interests of the readers. We believe this approach will enable us to raise the value of our media as unique advertising vehicles and make them into sources of revenues and earnings in the medium-to-long term.

In the face of intense competition, companies must make an effort to change themselves. Rather than limiting ourselves to our original business, we seek to create services that are seen as fresh and innovative by the communities we serve.



Local
Local media
Free papers
InteracTV
Cable digital broadcasts (local insertion)
Web (local site)
J:COM channel (community channel)
National media
Daily newspapers
Radio broadcasts
Terrestrial television broadcasts
BS satellite broadcasts
Magazines
J:COM Magazine
VOD
National
Public
Personal

* This report was issued by advertising agency Dentsu on February 20, 2007.

[illegible]

Q **Could you tell us what kind of company you want J:COM to become?**

A [illegible]



Earnings Performance and Business Strategy

As of December 31, 2006, the total number of households that subscribe to at least one of the three services—CATV, high-speed Internet and telephony—offered by consolidated J:COM Group companies came to 2,512,200 (up 25% from the previous fiscal year-end). The total number of revenue generating units (RGUs) for all services was 4,338,000 (up 25% from the previous fiscal year-end). The bundling ratio, which refers to the number of services subscribed to per subscribing household, continued to climb and came to 1.78*1. The average monthly revenue per subscribing household unit (ARPU) in the period under review was ¥7,787*1 (up ¥249 from the previous fiscal year-end).

As a result, J:COM reported double-digit growth in consolidated revenue and net income in fiscal 2006. Operating revenue rose 21% compared with the previous year to ¥221.9 billion; operating income expanded 29% to ¥31.6 billion; income before income taxes advanced 65% to ¥27.5 billion; net income climbed 27% to ¥24.5 billion; and operating cash flow (OCF) increased 23% to ¥86.0 billion.

Aiming to Be a Community Service Provider

J:COM aims to be a community service provider that makes the lives of its customers richer by leveraging its network of Group companies that are closely tied to the communities they serve. While making each of our services more attractive as a "Grand Slam"*2 provider, we seek to differentiate ourselves from our rivals by pressing ahead with initiatives to make our Group companies valued contributors to the local communities where we operate. We consider our high level of local involvement a key source of our strength.

In 2006, we actively pushed forward with the marketing of "bulk" contracts for MDUs, called "J:COM in My Room," as one of our key subscription promotion strategies. We also rolled out a service called "J:COM in the Office" aimed at the small home/home office (SOHO) market. These both fared well.

In 2007, in addition to our mainstay marketing approach of visiting prospective customers in their homes, we plan to further develop other sales channels. For one, we intend to make further progress in marketing "bulk" contracts for MDUs. We are engaged in registering local high-volume retailers, real estate companies and other local merchants as agents that refer our services to their customers as well. Our "Area Staff" program, in which customer-care specialists are assigned to a specific service area, provides follow-up support and offers guidance on additional services to our customers. By bolstering these programs, we will work to increase the number of households subscribing to our services and improve ARPU.

Moreover, we are taking steps to foster closer ties with the communities we serve, as exemplified by the Elder Marketing Initiative Project*3 that already is under way, so as to improve customer satisfaction levels, and we plan to move ahead with these initiatives. We also want to increase our advertising revenues by taking maximum advantage of our media properties, such as VOD and InteracTV, as advertising vehicles.

Kanako Nakamasa
Sales Department, Itabashi System,
J:COM Kanto Co., Ltd.



*1 Excludes the Cable West Group
*2 A "Grand Slam" provider offers a full-service package of video (television), Internet access, telephony and mobile communications services
*3 The Elder Marketing Initiative Project is an initiative to create an environment that provides a foundation for post-retirement life and a way to contribute to the local community through various activities

Targeting Customers through Multiple Sales Channels



Strengthening cooperation
Sales representatives
Call centers
Customer
Area Staff
Bulk contract sales
Agency sales
Agencies
(local volume retailers, real estate management companies and merchants)
Strengthen "Strategic Sales Channels"

J:COM TV

Number of Subscribing Households (consolidated basis)


(Thousands of households)
2,500
2,000
1,500
1,000
500
0
'02
'03
'04
'05
'06

Subscription Revenues


(Billions of yen)
120
90
60
30
0
'02
'03
'04
'05
'06

Business Environment and Business Features

Broadcasters in Japan have been introducing digital terrestrial broadcasts on a nationwide scale in preparation for the mandatory switchover to digital formats for terrestrial broadcasts in July 2011. Moreover, further advances in broadband Internet connections and other infrastructure and environmental factors are moving in a direction supportive of the convergence of broadcasting and telecommunications. In 2008, the transmission of terrestrial digital broadcasts using Internet protocol technology is likely to make its way in, and this is expected to lead to even greater competition with telecommunications carriers.

Our J:COM TV Digital service offers a diverse menu of choices made possible by digital technology with more than 100 channels combined, including terrestrial digital broadcasts, BS digital broadcasts, cable digital broadcasts as well as VOD with interactivity, InteracTV and a digital recording service that uses our HDR.

Consolidated Performance in 2006

On a consolidated basis, the number of subscribers to our CATV service stood at 2,109,300 (up 25% from the previous fiscal year-end) as of December 31, 2006. Consolidated subscription revenues came to ¥102.8 billion (up 21% from the previous fiscal year-end) in the period under review.

The number of households subscribing to our digital service showed a steady increase to 1,088,900 (up 75% from the previous fiscal year-end) and accounted for 52% of our total CATV subscriber base.

Introduced in March 2006, HDR has proven to be especially popular and had been installed in 120,900 households as of December 31, 2006. In VOD services, we worked to strengthen our content and increase the number of titles on offer, and, consequently, the number of titles available, including those from major Hollywood studios, increased from 3,300 to 5,900 at the end of fiscal 2006. As a result of these initiatives, aggregate purchases of content since January 2005, when the service was launched, until December 31, 2006 reached 4.66 million, and the buy rate*, which is a measure of purchase frequency, increased to 45% as of December 31, 2006.

* The buy rate is one important indicator used to measure VOD usage conditions (number of titles purchased ÷ number of set-top box contracts outstanding).


Animal Planet
(C) 2007 Discovery Communications Inc
Enjoy Life, with J:COM
Movie Plus
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J:COM
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Key Strategies Going Forward

1. Digital Service Strategy

Since J:COM began offering digital services in 2003, the number of subscribing households has steadily increased, and the Company aims to move all of its customers to digital services before the end of 2009. Customers switching to digital services from analog services pay an additional monthly charge of ¥1,000, and this contributes to increasing ARPU. Moreover, since the bandwidth that has been used for analog broadcasts will become available for other applications, we will be able to further boost ARPU by offering value-added services. We have made our three core digital services of HDR, VOD and high-definition programming the centerpieces of our digital subscription strategy, and are working to bolster and expand the features and content of each of these services. We will make our J:COM TV Digital Compact service, a discount alternative that has fewer programs and features than the standard digital service, available on a nationwide basis in a bid to accelerate the changeover to digital services.

J:COM TV Digital Service Subscription Trends and Digital Subscription Ratio*
(consolidated basis)


(Thousands of households)
(%)
1,200
1,000
800
600
400
200
0
60
50
40
30
20
10
0
'03/ '04/ '05/ '06/
12 6 12 6 12 6 12

■ Number of subscribing households (left)
— Digital subscription ratio (right)

* Ratio of digital service subscribers to total CATV subscribers

▶ HDR

In addition to enabling subscribers to record high-definition programs to an internal hard disk drive, the HDR also allows viewers to record a program while watching a different one and to record two programs simultaneously. There is also an electronic programming guide that simplifies timer recording and a Timeshift function that enables viewers to easily replay programs that are in the midst of being recorded. Thanks to these features and others, the HDR has been well received. We think this popularity is a reflection not only of greater convenience, but also the favorable cost performance*. In 2007, we will move ahead with an array of measures, such as developing a program recording timer function that can be operated by mobile phone and introducing a high-performance HDR.

* This service is available for an additional monthly rate of ¥800 (¥840 including tax).



Kei Nakagawa
Media Marketing Division
J:COM Shonan Co., Ltd.


CNNj name,logo and associated elements ™ and (C) 2007 Cable News Network.
A TimeWarner Company. All rights reserved.
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J:COM TV

HDR Contracts
(Total for Group CATV companies)



(Thousand contracts)
180
150
120
90
60
30
0
'06/3 6 9 12 '07/3

VOD Service Total Purchases of J:COM On Demand
(Total for Group CATV companies*)



(Thousand contracts)
5,000
4,000
3,000
2,000
1,000
0
'05/12 '06/3 6 9 12

*Excludes Cable West Group

▶ Our VOD Service: J:COM On Demand

In VOD service, the quality of content is a key factor to increasing the number of users. We have been able to sharply boost the quality and quantity of our VOD content by reinforcing our content procurement power at home and overseas, thanks in part to Jupiter VOD Co., Ltd., our VOD content provider and an equity-method affiliate, concluding agreements with seven of Hollywood's major studios. We also offer services precisely targeted at customer needs, like enabling subscribers to view programs on optional channels, such as the Star Channel via our VOD service. While continuing to expand our VOD content offerings, we intend to foster greater use of VOD through aggressive promotions. For example, when a customer is installed with the digital service, our installer demonstrates how to access VOD and leaves a coupon for free viewing with the purpose of getting more viewers into the habit of watching VOD selections. In 2007, we plan to introduce a next-generation VOD system that substantially improves ease of use through the addition of a content search function and other features.

▶ High-Definition Content

J:COM continues to differentiate itself from rivals by offering a raft of attractive high-definition content available exclusively through CATV operators. We have already added four high-definition channels—Discovery HD, FoxLife HD, Movie Plus HD and LaLa HD—and are moving ahead with plans to convert existing channels to the high-definition format in collaboration with programming suppliers. It also plans to increase the amount of high-definition content available through its VOD service.

2. Provision of Local Community Information

J:COM aims to provide more local community information that is useful in the lives of residents. InteracTV, which uses the interactive capabilities of our digital service, is one example of how we are concentrating on the timely relay of local community information. We are also increasing the local community information available on our FOD* (free-on-demand) service.

*Free content available on our VOD service



NATIONAL GEOGRAPHIC CHANNEL
KIDS STATION
Around-the-Clock Entertainment
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DISCOVERY HD
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J:COM NET

Operating Environment and Business Features

In Japan's broadband market, an array of optical fiber networks are being built, and competition with major telecommunications carriers and electric power companies in offering high-speed Internet access services is heating up.

J:COM offers 8Mbps and 30Mbps Internet access services as well as high-speed 100Mbps Internet access for MDUs, and has been successfully expanding its customer base. We aim to improve customer satisfaction levels by offering even faster access and more value-added features based on our capabilities as a stable, reliable service provider.

Consolidated Performance in 2006

The number of subscribers to the consolidated J:COM Group high-speed Internet access service increased 28% compared with the previous year-end to reach a total of 1,108,800 households as of December 31, 2006. Subscription revenues for the period under review came to ¥58.1 billion (up 23% from the previous fiscal year-end).

Key Strategies Going Forward

Introduction of Very Fast 160Mbps Internet Access Service

We began offering very fast 160Mbps Internet access service "High-Grade 160Mbps Type" from April 2007. Using our existing hybrid fiber coaxial (HFC) network, this service has a maximum download speed of 160Mbps and a maximum upload speed of 10Mbps*. Since this service outperforms the high-speed Internet access services of major telecommunications carriers, we will look to offer our service to customers that are especially interested in faster performance.

*Please refer to page 69 for more details about this service.

Home Security Service Offers Safety and Peace of Mind

As Internet access services are increasingly seen as a necessity for daily life, J:COM seeks to differentiate its offerings from those of rivals through services that offer safety and security, which we are uniquely positioned to provide. As part of this effort, we will collaborate with a security services company to introduce a home security service from June 2007 that uses wireless IP cameras.

Number of Subscribing Households (consolidated basis)


(Thousands of households)
1,200
1,000
800
600
400
200
0
'02
'03
'04
'05
'06

Subscription Revenues


(Billions of yen)
60
50
40
30
20
10
0
'02
'03
'04
'05
'06

Yoshitaka Sakota (left)
Marketing & Sales Division
Jupiter Telecommunications Co., Ltd.

Misato Soka
Planning Department
@NetHome Co., Ltd.




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J:COM PHONE

Subscriber Trends for Japan's Fixed-line and Mobile Telecommunications Services



(Million lines)
120
100
80
60
40
20
0
'02 '03 '04 '05 '06

— No. of subscribers to mobile telecommunications services
— No. of subscribers to fixed-line telecommunications services
— No. of subscribers to IP telephony

Source: Ministry of Internal Affairs and Communications

Number of Subscribing Households



(Thousands of households)
1,200
1,000
800
600
400
200
0
'02 '03 '04 '05 '06

Subscription Revenues



(Billions of yen)
40
30
20
10
0
'02 '03 '04 '05 '06

Operating Environment and Business Features

Japan's fixed-line telephony market has evolved from one where the NTT Group supplied telephone subscriber lines into one where other telecommunications carriers offer telephony services, and a fiber-to-the-home (FTTH) infrastructure has paved the way for the spread of IP telephony.

In this market environment, the number of subscribers to J:COM PHONE, the Group's telephony service, has risen steadily since this service was rolled out in 1997. J:COM PHONE offers a high quality primary fixed-line telephony service at a lower rate than the basic monthly charge and telecommunications fees of conventional fixed-line services. Starting first with J:COM Sapporo, in April 2005, our Group companies have been introducing primary IP telephony service. Our primary IP telephony service achieves the same high quality as conventional switching center-based telephony services as well as the same level of service, including telephone number portability and access to emergency phone numbers.

In March 2006, the J:COM Group launched a mobile telecommunications service called J:COM MOBILE, in partnership with WILLCOM, Inc. J:COM MOBILE offers subscribers a favorable rate scheme, such as a discount to the basic monthly charge when bundled together with existing services, and a special rate scheme* for those also subscribing to our J:COM PHONE service. In addition, J:COM MOBILE offers the added convenience of a unified monthly bill for all service charges. Through visits by our sales representatives to the homes of customers, J:COM MOBILE has attracted many users, such as the elderly and children who have not owned mobile phones until now. By offering mobile telecommunications services, we have been able to register more customers to multiple service packages. We believe the promotion of bundled services helps us to increase the levels of convenience and satisfaction felt by our customers and prevents churn.

*Please refer to page 67 for a detailed explanation of this scheme.



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Katsuya Yoshizawa
Network Engineering Department
Jupiter Telecommunications Co., Ltd.

J:COM MOBILE
powered by WILLCOM

Consolidated Performance in 2006

The number of subscribers to the fixed-line telephony service of the consolidated J:COM Group increased 23% compared with the previous year, to 1,119,900 households as of December 31, 2006. Subscription revenues in the period under review rose 16%, to ¥35.6 billion, and the number of accounts for the mobile telecommunications service came to 16,300 on a contract basis.

J:COM MOBILE: No. of Subscriber Contracts



(Total for Group CATV companies)
20,000
15,000
10,000
5,000
0
'06/4
6
8
10
12

* The Cable West Group does not offer this service

Key Strategies Going Forward

Rolling Out Primary IP Telephony Service on a Nationwide Basis

Since September 2006, the J:COM Group has been phasing in the introduction of primary IP telephony service even in areas where it already offers conventional switching center-based telephony service. This changeover makes it possible to reduce capital expenditures compared with conventional switch-based systems while also keeping service quality high. The J:COM Group plans to make primary IP telephony service available through all Group CATV companies by summer 2007.

FMC Brings Together Fixed-Line and Mobile Telephony

The J:COM Group commenced trials in October 2006 to pave the way for the commercialization of our fixed mobile convergence (FMC) service. Using a mobile phone or PHS handset with built-in wireless LAN (WiFi) capabilities, FMC is a service that enables users to use their handset as a mobile phone when away from home and as an auxiliary unit to their fixed-line telephone when at home. FMC service subscribers would not only benefit from greater convenience, but also from attractive rate schemes. The FMC service the J:COM Group plans to offer is to be compatible with the services of all mobile telecommunications carriers and the first of substantial scale in Japan to target families. We aim to commercialize our service before our competitors.



J:COM MOBILE Original Model The WX300K series



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From left,
(c) Digital Stock
(c) Buena Vista International
(c) 2005 Twentieth Century Fox Film Corporation

Keeping You Satisfied

Our Contributions to Local Communities

Our corporate philosophy and activity guidelines emphasize building ties of trust with local communities. Relationships built on trust are the foundation of our business, and we want to look after and foster them as precious assets. To do this, we take an active role in communities we serve by promoting safety and security, supporting activities for local residents and contributing to social welfare.

As a community service provider that is a valued member of the communities we serve, the J:COM Group seeks to achieve sound growth and to give back some of the benefits arising from our business activities among all our stakeholders.

Our Efforts to Contribute to Community Safety and Peace of Mind

Providing Information Pertinent to Daily Life via InteracTV

Through J:COM TV Digital's InteracTV service, we provide the latest news and weather reports as well as local government bulletins, river disaster prevention information, anti-crime information, traffic reports and information on which hospitals are open on holidays and at night. Using remote controllers to navigate the InteracTV menus on their television screens, users can easily search for this information by making use of this convenient service.


J:COM TV
インタラクTV

TV menus on InteracTV's top page

River disaster prevention information available on InteracTV

Community Anti-crime Patrols

In keeping with our policy of active community involvement, the J:COM Group launched "Crime-prevention Patrol Squads" at all J:COM systems nationwide in April 2004 with the aim of contributing to local safety and security. We are working to raise the level of awareness about crime prevention among local residents and thereby contribute to the prevention of crime.


J:COM

The door of a J:COM-owned car has a "Crime-prevention Patrol Squad" decal.


ジェイコム東京防犯パトロール隊

Bicycle Basket Cover Made to Curtail Purse-Snatchers

Four J:COM Group companies (J:COM Kansai Co., Ltd., Cable West, Hokusetsu Cable Net Co., Ltd., and Kansai Multimedia Services Co., Ltd.) based in the Osaka Prefecture service area designed and produced a bicycle basket cover to prevent purse-snatching. For 31 consecutive years, Osaka Prefecture has had the largest number of purse-snatchings in Japan. In view of this situation, these four J:COM Group companies worked together to produce a bicycle basket cover to help curtail purse-snatchers. These covers, which feature the logo characters of each company, were donated to the Osaka Prefecture police through an affiliated crime prevention association. This was the first time private-sector companies had created and donated bicycle basket covers aimed at curtailing purse-snatchers as a way to give back to the local community.



An event to promote attaching bicycle basket covers to inhibit purse-snatchers


ZAQ
J:COM

The original design of the bicycle basket cover displays the logo characters of each of the four J:COM Group companies.

Offering Activities for Local Residents

Elder Marketing Initiative Project

Starting from 2007, many members of the baby-boom generation will retire and embark on a new phase of their lives. To increase its local community involvement, the J:COM Group introduced the "Elder Marketing Initiative Project" in May 2006. Targeting retired customers living in the communities we serve, this initiative is designed to provide a forum to help them to stay active in their daily lives by using their occupational skills and knowledge and by pursuing activities where they can use their credentials as well as personal interests.

Through these activities, participants have been able to expand their personal networks. In the future, we would like to expand the scope of our efforts to include the support of community activities open to all local residents regardless of age.



J:COM Saitama's SNS Class

J:COM subscribers are enlisted as instructors at SNS (social network service) courses



J:COM Takarazuka Kawanishi
Seminars to promote the use of *furoshiki*—a square piece of cloth used traditionally in Japan to carry articles—in ways to help the natural environment

In support of the activities of the *Mottainai Furoshiki Fukyu Katsudo* (a movement that promotes the merits of a *furoshiki* to cut down on waste), we provide the facilities for classes on how to use a *furoshiki*.

Contributing to Social Welfare

Providing J:COM NET "Heartful" Packs

Soon after Japan's Law Supporting the Independence of Disabled Persons took effect in April 2006, the J:COM Group launched the J:COM NET "Heartful" Pack high-speed Internet access program, with the aim of supporting the independence and participation in society of people with disabilities, in keeping with the spirit of the aforementioned law. Under this program, the J:COM Group offers the J:COM NET Premier service (download speeds of up to 30Mbps) to disabled persons at a discounted basic monthly fee and waives installation charges to make it easy and comfortable for them to use the Internet. Also, we have set up a special liaison desk for "Heartful" Pack subscribers and provide them with extensive follow-up care, such as software installation and settings and other services.



Donations on Demand

The J:COM Group began a donations-on-demand program in December 2006 for J:COM TV Digital subscribers. Under this program, subscribers that purchase certain targeted content through the VOD service J:COM On Demand are able to direct the proceeds from the purchase to a selected charitable organization. Subscribers are thus able to easily participate in charitable fund-raising by using a remote controller to select the proper TV screen menus. As a first step, this program enables J:COM On Demand users to donate to The United Nations International Children's Emergency Fund (UNICEF) the viewing charge for a video letter made in cooperation with The Japan Committee for UNICEF. Funds raised from J:COM customers will be used to support activities to protect and educate disadvantaged children around the world living in difficult conditions (A total of ¥448,500 (excluding tax) had been raised for UNICEF as of March 31, 2007.). The latest amount of funds raised through our donations-on-demand program is occasionally updated on our corporate website and shown in our TV program guide magazine. In the future, we plan to collaborate with other worthy organizations pursuing activities we can support to add new content and seek donations from our customers through community channels and other vehicles.



The donations-on-demand page

Corporate Governance and Compliance

Corporate Governance

J:COM believes that the fundamentals of corporate governance are predicated on improving management efficiency and maintaining its soundness, and on ensuring the transparency of its management processes toward these goals. We are vigorously pursuing the creation of an effective corporate-governance regime that is best suited to the Company, with the aim of maximizing medium- and long-term corporate value for our shareholders, customers, employees and the local communities we serve. Moreover, we are focusing our efforts on enhancing our public relations (PR) and investor relations (IR) activities in order to constantly improve our management quality through an ongoing dialogue with our shareholders and investors.

Corporate Governance Structure

(As of March 27, 2007)

J:COM carries out management decision-making and oversees and audits its business operations through a corporate-governance system centered on the Board of Directors and Corporate Auditors.

The Board of Directors is comprised of 13 members, including 7 external directors. The Board makes decisions regarding important business operations and legal matters, and oversees the everyday business operations of J:COM and its subsidiaries. A director's term of service is kept to one year, in order to establish a management structure that can respond swiftly to changes in the business environment.

The Board of Corporate Auditors comprises four members, including two external auditors, and one is a full-time auditor. The auditors review all aspects of business operations, including Company policy, planning, procedural validity, business effectiveness and compliance with laws and regulations. Auditors attend the Board of Directors meetings and other important meetings, inspect critical corporate documents and audit subsidiaries. They report the findings of these audits to the Board of Corporate Auditors.

J:COM has also established a Management Steering Committee comprising a number of full-time managing directors, division general managers and presidents of certain affiliates. The committee contributes to swift and appropriate decision-making at the Company by giving final approval for important matters as the deliberative body for issues related to the execution of operations at J:COM and its subsidiaries. It also offers recommendations to our President and other Directors on how to appropriately carry out their duties, including advice on convening extraordinary Board meetings.

Internal Audit System

We established the Internal Auditing Department under the direct supervision of the President to function as an internal auditing unit for all Group divisions and each Group company. The around 10 members of the Internal Auditing Department are, in principle, to audit every internal division and Group company once every two years based on an auditing plan. The audit results are submitted to the President in an audit report, and audited divisions are periodically checked for their degree of improvement against the corrective action points in the audit reports.

In fiscal 2006, in addition to the aforementioned internal audits, the Internal Auditing Department collaborated with the Internal Control Department to conduct internal audits to ensure compliance with the Sarbanes-Oxley Act (U.S. corporate reform law).

The Internal Auditing Department and the Board of Corporate Auditors are independent of each other, but to enable internal audit results to be used in the course of the Board of Corporate Auditors' audits, the Internal Auditing Department reports to the full-time auditor, and the two also work together closely on other matters.

Internal Control Committee

As a consolidated subsidiary of Liberty Global, Inc. listed on the U.S. NASDAQ Stock Exchange, J:COM is required to be in compliance with the Sarbanes-Oxley Act from 2006. In May 2005, with the aim of preparing for this and improving the quality of business operations throughout the J:COM Group, we established the Internal Control Committee and the Internal Control Department, which is responsible for specific planning and execution under the committee. The Internal Control Committee is working to strengthen and promote the Company's internal control structure, with the focus on ensuring compliance with the Sarbanes-Oxley Act.

As 2006 marked the first fiscal year in which the J:COM Group was subject to the Sarbanes-Oxley Act, all procedures related to the compilation of financial statements were documented. All these documented procedures were then evaluated as part of a control structure by an internal audit. The internal audit affirmed that our internal control structure for financial reporting did not contain any material defects that could lead to fraudulent financial reporting.

Compliance

Compliance Structure

J:COM has established the Compliance Committee chaired by the General Manager and Executive Director of Administration, with the objectives of strengthening and promoting the

Company-wide structure for compliance. The Compliance Committee creates and distributes a compliance manual to all J:COM Group companies and, through compliance training, seeks to increase the awareness of all employees.

Furthermore, we have installed "Speak Up Initiatives" at all Group companies as a safeguard against situations in which, for whatever reason, it may be difficult for a staff to report or deal with compliance problems under the normal chain of command. These initiatives provide an avenue for employees to speak out on compliance issues through direct consultation with the Compliance Committee or an outside lawyer.

We hope the presence of this kind of system within the Company will act as a further deterrent against illegal and fraudulent acts.

Information Management Structure

In order to strengthen and promote information security initiatives at J:COM, meetings of the Information Security Committee, which is chaired by the Executive Director and General Manager of Administration, are periodically convened. At these meetings, the committee reviews and verifies the security and administrative procedures used in our information asset management system. The committee's findings are then disseminated throughout the entire Company.

Recognizing the importance of personal information protection issues, the J:COM Group has been regularly conducting e-learning courses for some employees, and in 2007 it broadened the scope of these courses to encompass all employees so as to further develop and strengthen personal information protection and information security management within the Group. Moreover, 25 J:COM Group companies have been granted the Japan Information Processing Development Corporation (JIPDEC)'s Privacy Mark* as of December 31, 2006, and we are making progress toward obtaining this certification for all Group companies. Going forward, we will keep working to further bolster our information security management and to achieve our goal of obtaining the Privacy Mark at all Group companies.



PDA handset with biometric security features

As one of a number of measures designed to prevent personal information leaks, we have introduced personal digital assistant (PDA) handsets with biometric security features to manage our customer database. The use of PDAs for referencing and inputting customer data helps to enhance our level of information security and privacy protection.

A810027(01)

* The Privacy Mark system certifies a company's procedures for handling personal information protection are appropriate.

Diagram of Our Corporate Governance Structure (As of April 1, 2007)


General Shareholders' Meeting
Selection
Selection
Selection
Management Steering Committee
Board of Directors
Board of Corporate Auditors, Corporate Auditors
Audit
Investigation
Reporting
Reporting and Supervision
Discussion and Reporting
Selection and Supervision
Outside Auditing Firm
Audit
Audit
Outside Lawyer
Internal Control Committee
Compliance Committee
Information Security Committee
Representative Director and President
Reporting
Group Companies
Operational Divisions
Corporate Planning & Strategy Unit
Human Resources & Administration Unit
Finance & Accounting Unit
Service Strategy Unit
Customer Relation Unit
Engineering & AIT Unit
Internal Control System-Related Sections
Internal Control Department
Internal Auditing Department
Internal Audits
Other Internal Control System-Related Sections
Internal Audits

Corporate Officers

As of April 1, 2007

Representative Director, President; Chief Executive Officer; Corporate Planning & Strategy Unit Officer

Tomoyuki Moriizumi

Representative Director, Executive Vice President; Chief Operating Officer; Operations Group Officer; Customer Relation Unit Officer; GM, Marketing & Sales Division; GM, Customer Care Division

Mineo Fukuda

Director; Engineering & AIT Unit Officer; GM, Engineering Division; President, J:COM Technology Co., Ltd.

Shunzo Yamaguchi

Director; Service Strategy Unit Officer; GM, Service Strategy Division

Toru Kato

Director; Human Resources & Administration Unit Officer; GM, Administration Division

Akira Ito

Director
President of Cable West Inc.

Masayuki Matsumoto

Director

Shingo Yoshii

Director

Yoshio Osawa

Director

Seiichi Morimoto

Director

Miranda Curtis

Director

Graham Hollis

Director

Yasushige Nishimura

Director

Mark Luiz

Statutory Auditor

Tsuguhito Aoki

Statutory Auditor

Masatoshi Hayashi

Statutory Auditor

John Sandoval

Statutory Auditor

Michael Erickson

Organization Chart

(As of April 1, 2007)



Shareholders Meeting
Board of Directors
Management Steering Committee
Board of Corporate Auditors
President & CEO
Internal Control Committee
Compliance Committee
Information Security Committee
Internal Auditing Dept.
Internal Control Dept.
Corporate Planning & Strategy Unit
Corporate Planning & Strategy Division
Corporate Planning Dept.
Corporate Strategy Dept.
Corporate Communications Division
Public Relations Dept.
IR Dept.
Human Resources & Administration Unit
Human Resources Division
Human Development Dept.
Compensation & Benefits Dept.
Administration Division
Corporate Legal Dept.
Administration Dept.
Finance & Accounting Unit
Finance & Accounting Division
Treasury Dept.
Financial Planning & Analysis Dept.
General Accounting Dept.
Accounting Controlling Dept.
Operations Group
Service Strategy Unit
Service Strategy Division
Product Planning Dept.
Broadcasting Strategy Dept.
Telecommunication Strategy Dept.
New Technology Dept.
Customer Relation Unit
Marketing & Sales Division
Sales Promotion Dept.
Sales Strategy Dept.
Media Business Dept.
CS Promotion Dept.
Tele-Sales Promotion Dept.
Customer Care Division
Customer Care & Operations Dept.
Engineering & AIT Unit
Engineering Division
Technical Management Dept.
Network Engineering Dept.
Telephony Engineering Dept.
Procurement Dept.
AIT Division
AIT Planning Dept.
AIT Operation Support Dept.
AIT Development Dept.

Five-Year Summary (U.S. GAAP)

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

	Millions of Yen				
	2002	2003	2004	2005	**2006**
Operating Results:					
Revenue					
Subscription fees					
Cable-television	¥ 59,037	¥ 70,165	¥ 75,866	¥ 85,254	**¥102,803**
High-speed Internet	26,854	34,820	40,123	47,425	**58,121**
Telephony	11,253	18,230	24,837	30,699	**35,591**
Subscription fees total	97,144	123,215	140,826	163,378	**196,515**
Other	19,487	19,944	20,520	19,766	**25,400**
Total revenue	116,631	143,159	161,346	183,144	**221,915**
Operating costs and expenses					
Operating and programming costs	¥ 90,172	¥ 62,962	¥ 66,594	¥ 76,767	**¥ 92,297**
Selling, general and administrative [*4]		30,464	31,587	38,564	**43,992**
Stock compensation expense [*5]	62	120	—	—	**—**
Depreciation and amortization	30,080	36,411	40,573	43,338	**54,044**
Total operating costs and expenses	120,314	129,957	138,754	158,669	**190,333**
Operating income (loss)	(3,683)	13,202	22,592	24,475	**31,582**
Net income (loss)	(7,543)	5,351	10,821	19,333	**24,481**
OCF (EBITDA) [*1]	26,459	49,733	63,249	70,023	**85,957**
Capital expenditures	¥ 59,099	¥ 38,535	¥ 44,354	¥ 54,277	**¥65,903**
Purchased capital expenditures	48,108	32,478	31,793	38,405	**48,460**
Capital leases	10,991	6,057	12,561	15,872	**17,442**
Financial Position:					
Total assets	¥414,761	¥421,877	¥439,291	¥516,457	**¥625,948**
Total shareholders' equity	59,734	96,769	138,370	251,445	**277,296**
Interest-bearing debt (Gross)	290,676	255,401	231,529	185,127	**242,075**
Capital lease obligations	35,353	31,131	31,805	38,523	**50,462**
Interest-bearing debt (Net)	283,129	245,842	221,109	149,844	**221,588**
Cash Flows:					
Cash flow from operating activities	¥ 22,682	¥ 46,965	¥ 52,512	¥ 60,763	**¥ 80,003**
Cash flow from investing activities	(47,733)	(34,526)	(39,882)	(57,230)	**(121,601)**
Cash flow from financing activities	27,490	(12,199)	(9,996)	21,330	**26,801**
Free cash flows	(36,417)	8,430	8,158	6,486	**14,101**
Per Share Data:					
Net income (loss)—basic (yen)	¥ (1,917.17)	¥ 1,214.25	¥ 2,221.47	¥ 3,178.95	**¥ 3,844.83**
Shareholders' equity (yen) [*2]	15,182.94	20,657.04	26,888.43	39,511.48	**43,445.59**
Ratios:					
OCF margin (%)	22.7	34.7	39.2	38.2	**38.7**
Return on equity (%) [*3]	(11.9)	6.8	9.2	9.9	**9.3**
Debt to OCF (times)	11.0	5.1	3.7	2.6	**2.8**
Debt to equity (times)	4.9	2.6	1.7	0.7	**0.9**

*1. OCF= (Operating revenue)-(Programming and other operating expenses)-(Selling, general and administrative expenses)+(Stock compensation expenses)
*2. Based on the number of ordinary shares outstanding at the end of each fiscal year
*3. Return on equity (ROE)
*4. Because some expense items in "operating costs and expenses" and "selling, general and administrative" have been shifted between those two line items from the fiscal year ended December 31, 2003, a total for two line items is shown as "operating costs and expenses/selling, general and administrative" for the fiscal year ended December 31, 2002. The primary expense items that were shifted were expenses related to customer billing activities and expenses related to customer centers.
*5. While the line item "stock compensation expense" was separately listed through the fiscal year ended December 31, 2005, compliance with Statement of Financial Accounting Standards (SFAS) No. 123 has reduced the importance of this line item. Accordingly, in the fiscal year ended December 31, 2006, ¥95 million of stock compensation expense was included in "operating costs and expenses" and ¥237 million of stock compensation expense was included in "selling, general and administrative."
With respect to the ¥84 million of stock compensation expense recorded in the fiscal year ended December 31, 2004, ¥24 million was included in "operating costs and expenses" and ¥60 million was included in "selling, general and administrative." Regarding the ¥2,210 million of stock compensation expense recorded in the fiscal year ended December 31, 2005, ¥634 million was included in "operating costs and expenses" and ¥1,576 million was included in "selling, general and administrative."

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with the consolidated financial statements and associated notes.

Overview

We are currently the largest centrally managed multiple system operator ("MSO") of cable television, high-speed Internet and telephony services in Japan as measured by total customers, with approximately 2.5 million customers as of December 31, 2006. We offer our services through 23 consolidated system operators and one managed system operator, collectively our 24 managed franchises. In addition to our managed franchises, we also have controlling interest in two Internet service providers, @NetHome and Kansai Multimedia Service (KMS), J:COM Technology (TEC:J), a provider of installation, construction and maintenance services for cable television franchises, and J:COM Finance, which is responsible for managing the financing of the J:COM Group. We also held non-controlling equity investments between 20% to 50% in four other broadband and broadband related entities, and refer to these as our non-managed investments. The following table summarizes our total group and total managed franchises.

As of December 31,	2005	**2006**
Consolidated Subsidiaries:		
Managed system operators	17	**23**
Others	3	**4**
Total	20	**27**
Equity-Method Affiliates:		
Managed system operators	2	**1**
Others	5	**4**
Total	7	**5**
Total Group	27	**32**
Total Managed Franchises	19	**24**

The cable television industry in Japan historically has been characterized by a large number of small operators, many of which began as joint ventures between multiple parties such as local companies, local governments, and major trading and media companies. A major part of our business strategy has been to acquire interests in complementary franchises so that we can enjoy the economies of scale of a large MSO. In many cases, we have increased our ownership over time, initially acquiring only a non-controlling interest and later increasing our investment to create a consolidated subsidiary. Where possible, we have merged subsidiaries to achieve further economies of scale.

■ Profit Structure—Revenue

Subscription Fees. Our subscription fees consist of subscription fees from our cable television, high-speed Internet and telephony services. Subscription fees for our analog and digital cable television services include basic monthly subscription fees and additional fees for premium channels, other premium services and transaction-type services such as pay-per-view and video-on-demand. Subscription fees related to our high-speed Internet service consist of monthly subscription fees and additional fees for available Internet options. Subscription fees also include revenue of our subsidiaries @NetHome and KMS for high-speed Internet services provided to our unconsolidated managed franchise and to third-party cable operators. Our telephony subscription fees consist of monthly line rental fees and additional per minute charges based on subscriber call volume, premium services such as call waiting and caller ID, and call access charge revenue that we receive from other carriers for interconnecting their calls to our customers. For customers who subscribe to more than one of our network services, we charge a bundled service rate which is less than the aggregate price for individual network services.

We have continued to focus on increasing the number of our total customers and the number of service offerings to which each of our customers subscribes. We refer to each product unit

that a customer subscribes as a revenue generating unit ("RGU"). Our subscription fees are influenced principally by the pace of our customer growth, which reflects the addition of new customers offset by the number of customers that disconnect one or more of our services. We refer to the pace of customer disconnects as "churn."

Our strategy is based on a Volume plus Value concept, as we intend to offer more features and benefits in each service standard package, which we believe differentiates us from our competitors as a true bundled service provider.

Cable Television. We believe that our basic service offering provides the most attractive programming within each genre at a price that is competitive with other providers of video content. The pace of cable television subscriber acquisition and churn rates are influenced by the value that prospective and current subscribers attribute to our services compared to services offered by our competitors. Our customers' ability to receive all video platforms, terrestrial digital, BS digital, CS channels and pay-per-view and video-on-demand, through one set-top box, we believe, offers a value proposition not offered by our competitors. We also offer our customers additional value-added products and services, such as multiple high-definition channels, some of which are exclusive to cable providers, digital video recording (DVR) service which allows customers to record high-definition quality TV programming with the ability to record two programs simultaneously on separate channels, and digital compact, a pared-down version of our digital service which is intended to obtain new subscribers and help with the transition from analog to digital. This value also includes the ability to add high-speed Internet and telephony services at rates we believe, when taken together, offer a package of cable television, high-speed Internet and telephony services at an aggregate price less than the aggregate price of similar services from competing providers.

High-Speed Internet. The market for high-speed Internet services remains highly competitive and more price-sensitive than that for video services. Consequently, our subscriber acquisition and churn rates for high-speed Internet services are influenced significantly by the price point for our service as compared to competing service offerings. We offer an extended range of basic Internet services including exciting broadband content, security services such as email virus scanning, firewall services, parental control, website filtering, spam email filtering, up to five email accounts, and a generous amount of storage space. In response to the needs of customers, who desire a faster service, we are developing an even higher speed service for customers living in single-dwelling units, homes and smaller apartment buildings, which will deliver downstream speeds of up to 160 Mbps and upstream speeds of up to 10 Mbps. This service is expected be rolled out sometime in mid-2007.

Telephony. Similar to the market for high-speed Internet services, the market for telephony services is highly competitive and price-sensitive, both for basic monthly line rental fees and per-minute call volume charges. Consequently, our subscriber acquisition and service disconnect rates for telephony services are influenced significantly by the price point for our service as compared to competing service offerings. Though we have experienced subscriber growth for telephony services, we have experienced decreases in telephone subscription fees per subscriber related to call volume activity, which we attribute to the general increase in the use of wireless telephones, as well as increases in the volume of calls made using Voice over Internet Protocol (VoIP) telephony services offered by other providers. We strive to increase customer satisfaction by offering services such as number portability, volume discounts for high-usage customers and discounted rates for calls between our subscribers.

In addition to our fixed-line telephony service, during 2006 we launched our VoIP telephony service in 18 managed systems, which delivers the same quality and offers the same services as our fixed-line telephony service. In March 2006, we launched a new mobile service in partnership with WILLCOM, Inc. We believe our partnership should improve customer satisfaction by offering additional services and thus reduce churn rates.

Bundled Services. The pace of growth of RGUs is also directly influenced by the value that customers receive for subscribing for multiple services as compared to the subscription fees charged to obtain comparative services from multiple providers. Once a customer is connected to our network, we can efficiently expand our service offerings to these customers and consequently are able to offer the additional services at highly competitive prices and at potentially lower customer acquisition costs than providing new customers with the same service.

Other Revenue. Our other revenue is comprised primarily of the following:

- installation charges for new customers;
- fees paid to us by the owners of buildings that block terrestrial broadcast television signals for the construction and maintenance of networks to provide for the retransmission of these signals to households which would otherwise be unable to receive them;
- commissions and fees received from affiliated and non-affiliated content providers;
- sales of construction and installation related materials and labor, principally to our unconsolidated managed franchises;
- sales of programming, principally to our unconsolidated managed franchises;
- advertising revenue that we receive in connection with our cable television and high-speed Internet services; and
- management fees that we charge to our unconsolidated managed franchises.

Our other revenue is also influenced primarily by the pace of customer growth. In addition, because other revenue includes management fees and other charges to our unconsolidated managed franchises, it is also impacted by the aggregate number of customers.

Costs and Expenses

Operating and Programming Costs. Operating and programming costs include costs related to the operation, maintenance and technical support of our network, and the costs to acquire programs and other content that we provide to customers and that we sell to our consolidated and unconsolidated managed franchises. Operating and programming costs also include amounts that we are charged by other telecommunications carriers related to interconnection charges to their network for our customers' calls and the operating expenses of our @NetHome and KMS subsidiaries associated with our high-speed Internet services. Operating and programming costs also include the costs of labor and materials sold to our unconsolidated managed franchises associated with construction-related sales. Operating and programming costs are impacted primarily by the pace of subscriber growth in each of our service offerings, and additionally by the volume of usage by our telephony service subscribers.

Selling, General and Administrative. Our selling, general and administrative expenses consist primarily of wages, salaries and benefits paid to our in-house and contract employees, and our sales and marketing personnel. Selling, general and administrative expenses also include promotion and commission expenses incurred in connection with the acquisition of new customers as well as our general operating overhead costs and expenses.

Depreciation and Amortization. Our depreciation and amortization expense is principally comprised of depreciation of our investment in our network. We expect our depreciation and amortization expense to increase in future periods in connection with incremental capital expenditures related to further upgrades of our network, including capital expenditures related to our conversion from analog to digital. We also expect our depreciation expense to increase in future periods as a result of network assets to be acquired through potential acquisitions of additional franchises, and capital investment for the integration, upgrade and expansion of the network of franchises that we may acquire.

Income Taxes. Each of the companies within our consolidated group is individually subject to Japanese national corporate tax, an inhabitant tax and a deductible enterprise tax on income, which in aggregate currently result in a maximum statutory income tax rate of approximately

40% for each company. Since 1995, many of the companies within our consolidated group have incurred operating losses for Japanese income tax purposes. We do not currently qualify for filing a consolidated tax return. As a result, certain portions of our consolidated group's net operating loss carryforwards may not be realizable as such loss carryforwards can only be used to offset taxable income in future periods of those members of our consolidated group that generated the net operating loss. The maximum period for net operating loss carryforwards for Japanese corporations was extended from five to seven years for tax losses incurred in fiscal years starting on or after April 1, 2001. Because the companies that generated these net operating loss carryforwards were more likely than not to continue generating net operating losses, we have established valuation allowances against deferred tax assets, including net operating loss carryforwards. As our franchises continue to become profitable and start reporting taxable income, we will re-evaluate the need for such valuation allowances. Generally, the reduction of valuation allowances results in a deferred tax benefit in the year recognized. However, certain of our deferred tax assets were acquired in connection with past business combinations, and when we recognize these deferred tax assets through reductions to our valuation allowances or when we realize them through the application of net operating loss carryforwards as a reduction of current tax expense, we will first be required to reduce goodwill and other intangibles, with any remaining amount reflected as a deferred tax benefit. As a result of not having consolidated group tax returns, our consolidated effective tax rate will vary from period to period based upon the amount of taxable income generated by the individual members of our consolidated group and changes in the individual members' deferred taxes, including their available net operating loss carryforwards.

■ Other Operating Data

Franchise Revenue per Customer. One of the measures that we use to monitor our operations is franchise revenue per customer. Franchise revenue per customer is determined for any period as total revenue of our franchises, excluding revenue attributable to installation charges for new customers and fees paid to us by building owners related to terrestrial blockage, divided by the weighted-average number of connected customers during the period.

Churn Rate. Another measure that we use to monitor our operations is the rate at which subscribers disconnect from each of our three services. With respect to any service, we calculate the average monthly churn rate by dividing the number of disconnects from the service during a period by the monthly weighted-average number of subscribers during the same period, and then dividing by the number of months in that period. The churn rate for each service can be influenced by many factors. For example, the churn rate we experience from subscribers in rental MDUs is typically higher than that of subscribers in condominiums or single-dwelling units. Also, we typically experience seasonally high churn in the early part of the year as a result of the high number of Japanese company personnel relocations, which usually take place during March of each year. In addition, the churn rate experienced for each service is typically lower in homes subscribing to more than one service as a result of the bundled price offered for multiple-service subscriptions and the increased loyalty of those customers.

Results of Operations

Twelve Months Ended December 31, 2006 Compared to Twelve Months Ended December 31, 2005

The following table sets forth the percentage of revenue that individual items in our consolidated statement of income constituted for the periods presented, period-over-period changes and additional operating information for our consolidated franchises:

	Millions of Yen					
	Twelve months ended December 31, 2005	As a % of revenue	**Twelve months ended December 31, 2006**	As a % of revenue	¥ Change	% Change
Revenue:						
Subscription fees	¥163,378	89%	**¥196,515**	**89%**	¥33,137	20%
Other	19,766	11%	**25,400**	**11%**	5,634	29%
	183,144	100%	**221,915**	**100%**	38,771	21%
Operating costs and expenses:						
Operating and programming, including stock based-compensation of ¥634 and ¥95, respectively	(76,767)	(42%)	**(92,297)**	**(42%)**	(15,530)	(20%)
Selling, general and administrative, including stock based-compensation of ¥1,576 and ¥237, respectively	(38,564)	(21%)	**(43,992)**	**(20%)**	(5,428)	(14%)
Depreciation and amortization	(43,338)	(24%)	**(54,044)**	**(24%)**	(10,706)	(25%)
	(158,669)	(87%)	**(190,333)**	**(86%)**	(31,664)	(20%)
Operating income	24,475	13%	**31,582**	**14%**	7,107	29%
Interest expense, net	(7,703)	(4%)	**(3,522)**	**(1%)**	4,181	54%
Other income, net	322	*	**253**	*	(69)	*
Equity in earnings of affiliates	651	*	**371**	*	(280)	*
Minority interest in net income	(997)	(1%)	**(1,181)**	**(1%)**	(184)	(18%)
Income before income taxes	16,748	9%	**27,503**	**12%**	10,755	64%
Income tax expense	3,071	2%	**(3,022)**	**(1%)**	(6,093)	*
Cumulative effect of accounting change	(486)	*	**—**	*	486	*
Net income	¥ 19,333	11%	**¥ 24,481**	**11%**	¥ 5,148	27%

Note: * Less than 1.0% of total revenue or percentage change not considered meaningful.

1. The Company included stock-based compensation in "operating and programming costs" and "selling, general and administrative expenses" for all periods presented, which was presented separately in previous periods, due to the adoption of SFAS No. 123 (R).

Other Operating Data:

As of December 31,	2005	**2006**	Change	% Change
Homes passed:				
Cable television	7,296,600	**9,206,100**	1,909,500	26%
High-speed Internet	7,288,000	**9,206,100**	1,918,100	26%
Telephone	6,624,100	**9,166,400**	2,542,200	38%
Subscribers:				
Cable television	1,684,900	**2,109,300**	424,400	25%
High-speed Internet	864,200	**1,108,800**	244,600	28%
Telephone	911,300	**1,119,900**	208,600	23%
Total RGUs	3,460,400	**4,338,000**	877,600	25%
Number of digital cable television subscribers	620,800	**1,088,900**	468,100	75%
RGU connects	806,900	**905,300**	98,400	12%
Customers connected	2,002,800	**2,512,200**	509,400	25%
Average RGU per customer	1.73	**1.73**	0.00	*
Average franchise revenue per customer per month[1]	¥7,538	**¥7,787**	¥249	3%

Notes: 1. Average franchise revenue per customer is determined for any period as total revenue of our consolidated franchises, excluding revenue attributable to installation charges for new customers and fees paid to us by building

owners related to terrestrial blockage, divided by the weighted-average number of connected customers during the period.

2. Since the column "Change" is based on the numbers before rounding them to less than one hundred, some of them do not match 2006 less 2005.
3. Due to the integration process under way for the customer management system, information on the rate of "Average franchise revenue per customer per month" is shown on an ex-CW-group basis.

Revenue

Total revenue increased by ¥38,771 million, or 21%, from ¥183,144 million for the twelve months ended December 31, 2005 to ¥221,915 million for the twelve months ended December 31, 2006. The effect of acquisitions accounted for approximately ¥15,406 million, or 40% of such total revenue increase in 2006.

Subscription Fees. Subscription fees increased by ¥33,137 million, or 20%, from ¥163,378 million for the twelve months ended December 31, 2005 to ¥196,515 million for the twelve months ended December 31, 2006. The effect of acquisitions accounted for approximately ¥14,228 million, or 43% of such subscription fee increase.

Including the effects of acquisitions, Cable television subscription fees increased by ¥17,549 million, or 21%, from ¥85,254 million for the twelve months ended December 31, 2005 to ¥102,803 million for the twelve months ended December 31, 2006. Including the effects of acquisitions, High-speed Internet subscription fees increased by ¥10,696 million, or 23%, from ¥47,425 million for the twelve months ended December 31, 2005 to ¥58,121 million for the twelve months ended December 31, 2006. Including the effects of acquisitions, Telephony subscription fees increased by ¥4,892 million, or 16%, from ¥30,699 million for the twelve months ended December 31, 2005 to ¥35,591 million for the twelve months ended December 31, 2006. These increases were primarily the result of acquisitions and subscriber growth in our consolidated franchises of 25% for cable television, 28% for high-speed Internet and 23% for telephony. The 21% increase in cable television subscription revenue was due to 25% subscriber growth and the increasing proportion of cable television subscribers who subscribe to our digital service, for which we charge a higher fee compared to the analog service. As of December 31, 2006, 52% of our cable television subscribers were receiving our digital service, compared to 37% as of December 31, 2005. The 23% increase in high-speed Internet subscription revenue was primarily attributable to subscriber growth of 28%. The 16% increase in telephony subscription revenue was attributable to a 23% increase in subscriber growth that was partially offset by a decrease in the average monthly telephone call revenue per subscriber.

Other Revenue. Other revenue increased by ¥5,634 million, or 29%, from ¥19,766 million for the twelve months ended December 31, 2005 to ¥25,400 million for the twelve months ended December 31, 2006. The effect of acquisitions accounted for approximately ¥1,177 million, or 21% of such other revenue increase. Other revenue includes poor reception compensation, construction, installation, advertising, program production, commission and other fees, and charges and sales made to our unconsolidated managed franchises for management, programming, construction materials and other services.

Operating Costs and Expenses

Operating and programming costs increased by ¥15,530 million, or 20%, from ¥76,767 million for the twelve months ended December 31, 2005 to ¥92,297 million for the twelve months ended December 31, 2006. The effect of acquisitions accounted for approximately ¥3,412 million, or 22% of such increase, and the increase in programming costs associated with the increase in the number of cable television subscribers was ¥5,126 million, and remaining increases primarily related to increases in maintenance-related expense, salaries, wages and other employee expenses, and increases in expenses associated with the expansion of our network and the increase in the number of subscribing customers during the period.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by ¥5,428 million, or 14%, from ¥38,564 million for the twelve months ended December 31, 2005 to ¥43,992 million for the twelve months ended December 31, 2006. The effect of acquisitions accounted for approximately ¥6,370 million with the remaining decrease primarily attributable to a ¥1,339 million decrease in stock-based compensation expense and decreases in marketing and advertising expense, which were partially offset by increased salary, wages and other employee-related costs.

Depreciation and Amortization. Depreciation and amortization expenses increased by ¥10,706 million, or 25%, from ¥43,338 million for the twelve months ended December 31, 2005 to ¥54,044 million for the twelve months ended December 31, 2006. The increase was primarily attributable to additions to fixed assets related to the installation of services to new customers, ¥4,673 million related to acquisitions and the amortization of customer relationship intangible assets.

Interest Expense, Net. Interest expense, net decreased by ¥4,181 million, or 54%, from ¥7,703 million for the twelve months ended December 31, 2005 to ¥3,522 million for the twelve months ended December 31, 2006. This decrease is primarily due to the repayment of our ¥50,000 million subordinated loan facility in March 2005 and reduced bank fee amortization.

Other Income, Net. Other income, net, decreased by ¥69 million, from ¥322 million for the twelve months ended December 31, 2005 to ¥253 million for the twelve months ended December 31, 2006.

Equity in Earnings of Affiliates. Equity in earnings of affiliates decreased by ¥280 million, or 43%, from ¥651 million for the twelve months ended December 31, 2005 to ¥371 million for the twelve months ended December 31, 2006. The decrease was attributable to a change in the number of affiliates and reduced earnings from remaining affiliates for the twelve months ended December 31, 2006.

Minority Interest in Net Income. Minority interest in net income increased by ¥184 million, or 18%, from ¥997 million for the twelve months ended December 31, 2005 to ¥1,181 million for the twelve months ended December 31, 2006.

Income Tax Benefit (Expense). Income tax benefit was ¥3,071 million for the twelve months ended December 31, 2005 compared to income tax expense of ¥3,022 million for the twelve months ended December 31, 2006. The income tax expense of ¥3,022 million in the twelve months ended December 31, 2006 included ¥4,748 million of deferred tax benefit recognized as a result of valuation allowances that were reversed for certain franchises; we believe the related deferred tax assets will be realizable in future years. The twelve months ended December 31, 2005 also included a deferred tax benefit of ¥7,539 million.

Net Income. Net income increased by ¥5,148 million, or 27%, from ¥19,333 million for the twelve months ended December 31, 2005 to ¥24,481 million for the twelve months ended December 31, 2006 for the reasons set forth above.

■ Other Operating Data

Average Franchise Revenue per Customer per Month. Total customers connected increased by 509,400, or 25%, from 2,002,800 as of December 31, 2005 to 2,512,200 as of December 31, 2006. The number of services subscribed by each of our connected customers remained unchanged at 1.73 services at December 31, 2005 and December 31, 2006, primarily due to lower amounts from recently acquired companies. As a result of this and the other factors outlined above, the average monthly franchise revenue per customer per month increased by 3%, from ¥7,538 per customer per month for the twelve months ended December 31, 2005 to ¥7,787 per customer per month for the twelve months ended December 31, 2006 (excluding the CW group).

Churn Rate. The average monthly churn rates for our cable television, high-speed Internet and telephony services averaged 1.2%, 1.3% and 0.7%, respectively, for the twelve months ended December 31, 2005 compared to 1.1%, 1.3% and 0.8%, respectively, for the twelve months ended December 31, 2006 (excluding the CW group).

Liquidity and Capital Resources

■ Liquidity

Our principal sources of liquidity for working capital, capital expenditures and investments are cash provided from operations and borrowings available under our loan facilities.

We have typically financed the purchase of cable television home terminals using capital leases. As of December 31, 2006, the obligations under outstanding capital leases aggregated approximately ¥50,462 million. We also had term loans outstanding as of December 31, 2006 from the Development Bank of Japan (DBJ) of ¥21,109 million, of which ¥16,569 million are interest-free loans. The term of these DBJ loans ranges from one to 13 years.

We believe that our current sources of liquidity are sufficient to meet our needs through 2007. However, in the event major investment or acquisition opportunities were to arise, we might be required to seek additional debt or capital in order to consummate such transactions.

■ Cash Flows

At December 31, 2006, total debt, including capital lease obligations, was ¥242,075 million and cash and cash equivalents were ¥20,486 million, resulting in net debt of ¥221,589 million. In addition to our available cash and cash equivalents, approximately ¥30,000 million of commitments are available under our Revolving Facility and ¥5,700 million are available under other borrowing arrangements. For more information, see Note 6—Long-Term Debt.

For the twelve months ended December 31, 2006, our cash and cash equivalents decreased by ¥14,797 million, from ¥35,283 million to ¥20,486 million, primarily as a result of cash used for acquisitions, offset by proceeds from short-term loans and long-term debt and cash provided by operating activities.

Cash Provided by Operating Activities. Net cash provided by operating activities was ¥80,003 million for the twelve months ended December 31, 2006, compared to ¥60,763 million for the twelve months ended December 31, 2005, or an increase of ¥19,240 million. The increase was primarily the result of a ¥15,935 million increase in revenue less selling, general and administrative and operating expenses (exclusive of stock compensation, depreciation and amortization) together with a net decrease in the movement on various working capital components.

Cash Used in Investing Activities. Net cash used in investing activities was ¥121,601 million for the twelve months ended December 31, 2006, compared to ¥57,230 million for the twelve months ended December 31, 2005, or an increase of ¥64,371 million. The increase was primarily attributable to a ¥10,055 million increase in capital expenditures and a ¥56,770 million increase in the acquisition of new subsidiaries, net of cash acquired, and the acquisition of minority interest in consolidated subsidiaries.

Cash Provided by (Used in) Financing Activities. Net cash provided by financing activities was ¥26,801 million for the twelve months ended December 31, 2006, compared to ¥21,330 million for the twelve months ended December 31, 2005. The net cash provided by financing activities for the twelve months ended December 31, 2006 primarily consisted of ¥106,789 million of proceeds from long-term debt, primarily obtained to fund the Cable West acquisition, partially offset by ¥66,975 million in principal payments of long-term debt and ¥13,455 million in principal payments under capital lease obligations. The net cash provided by financing activities in the twelve months ended December 31, 2005 primarily consisted of ¥91,420 million in net proceeds from issuance of common stock as a result of our initial public offering (including the exercise of stock options), offset by a ¥58,888 million net reduction in short-term loans and long-term debt, and ¥11,970 million in principal payments of capital lease obligations.

Factors Affecting Future Sources of Liquidity

Our future sources of working capital and liquidity depend upon a number of factors, including the following:

- the amount of cash provided by operating activities, which will primarily be affected by our ability to generate operating income;
- the quality of our credit and our credit ratings, which will impact our borrowing costs and our ability to raise additional funds;
- the general interest rate environment and our ability to reduce our indebtedness through the application of operating cash flow, thereby increasing future borrowing availability under our syndicated loan facility; and
- future market conditions for the issuance of our debt and equity securities.

Capital Expenditures

Capital expenditures, including capital lease additions, increased by ¥11,625 million, or 21%, from ¥54,277 million as of December 31, 2005 to ¥65,903 million as of December 31, 2006. As a percentage of revenue, capital expenditures were approximately 30% in 2005 and 2006, respectively.

Contractual Commitments

Our principal outstanding contractual obligations relate to our short-term loans, long-term debt under our term loans, capital leases, non-cancellable operating leases and certain equipment financing contracts and other obligations. The following table summarizes our contractual cash obligations as of December 31, 2006 for the periods indicated:

	Millions of Yen						
	Total	2007	2008	2009	2010	2011	Thereafter
Short-term loans	¥ 2,000	¥ 2,000	¥ —	¥ —	¥ —	¥ —	¥ —
Long-term debt (excluding interest)	189,613	16,158	24,500	24,192	24,010	18,634	82,119
Capital leases	50,462	12,881	11,351	10,142	8,270	4,915	2,903
Non-cancellable operating leases	7,571	2,683	1,043	874	783	520	1,668
Total contractual cash obligations	¥249,646	¥33,722	¥36,894	¥35,208	¥33,063	¥24,069	¥86,690
Projected cash interest payments on debt and capital lease obligations*	¥ 15,334	¥ 3,962	¥ 3,314	¥ 2,705	¥ 2,131	¥ 1,573	¥ 1,649

Note: *Based on interest rates and contractual maturities in effect on December 31, 2006

Contingent Liabilities and Off-Balance Sheet Transactions

We do not presently have any material contingent liabilities or off-balance sheet transactions.

Interest Rates

Our primary market risk exposure consists of risk related to changes in interest rates related to our variable rate debt. We utilize interest rate swap agreements to hedge a portion of this risk. We do not use derivative instruments for speculative or trading purposes.

At December 31, 2006, ¥129,005 million, or 67%, of the total outstanding short-term loans and long-term debt have variable rates, and are sensitive to changes in market interest rates. The Company has in place interest rate swap agreements for ¥93,895 million, or 73% of all variable rate debt, which effectively converts such portions of our Japanese yen LIBOR-indexed and TIBOR-indexed debt to fixed-rate debt and limits our exposure to changes in market rates. Taking the interest rate swap agreements into account, a 1% increase in the market average would result in an increase in our annual interest expense of approximately ¥350 million. This amount is determined by considering the impact of hypothetical interest rates on our borrowing cost, but does not consider all the effects of the reduced level of overall economic activity that could exist in such an environment.

Critical Accounting Policies, Judgments and Estimates

The preparation of these consolidated financial statements required us to make estimates and assumptions that affected the reported amounts of assets and liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from those estimates under different assumptions or conditions. Critical accounting policies are defined as those policies that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe our judgments and related estimates associated with the evaluation for impairment of property and equipment and goodwill, fair value of acquisition related assets and liabilities, capitalization of construction and installation costs, and income tax accounting to be critical in the preparation of our consolidated financial statements. These accounting estimates or assumptions are critical because of the levels of judgment necessary to account for matters that are inherently uncertain or highly susceptible to change. For a summary of all of our significant accounting policies, see Note 1 in the consolidated financial statements.

■ Evaluation for Impairment of Property and Equipment, Intangible Assets and Goodwill

The net carrying value of our property and equipment, intangible assets and goodwill (collectively, long-lived assets) comprised 85% and 89% of our total assets at December 31, 2005 and December 31, 2006, respectively. Pursuant to SFAS 142 and SFAS 144, we are required to assess the recoverability of our long-lived assets.

We evaluate property and equipment for potential impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In the event that these periodic assessments reflect that the carrying amount of property and equipment exceeds the sum of the undiscounted cash flows (excluding interest) that are expected to result from the use and eventual disposition of the property and equipment, we would recognize an impairment loss to the extent that the carrying amount exceeded the estimated fair value of the property and equipment. The estimate of expected future net cash flows is inherently uncertain and relies on subjective assumptions dependent upon future and current market conditions and events that affect the ultimate value of the property and equipment.

The net carrying value of our goodwill is also significant. We are required on an annual basis to assess unamortized goodwill for impairment in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, which is a two-step process. The first step requires that we identify our reporting units and then determine the fair value for each individual reporting unit. We then compare the fair value of each reporting unit to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeded its fair value, we perform the next step of the impairment test. The next step requires us to compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets and liabilities, including those assets previously not recognized. If the implied fair value of a reporting unit's goodwill is less than its carrying value, an impairment loss would be recorded. We determine fair market value based on estimated discounted future cash flows, using reasonable and appropriate assumptions that are consistent with our internal forecasts. Our assumptions also include other factors such as penetration rates for our different services (cable television, high-speed Internet and telephony), expected operating margins and capital expenditures. Considerable management judgment is necessary to estimate future cash flows, including those relating to the timing and amount of future cash flows and the discount rate used in the calculation.

We did not record any impairment losses for the years ended December 31, 2004, 2005 or 2006. As noted above, the valuations involve considerable management judgment. However, our estimate of future cash flows, based on our assumptions, is subject to revision as our assessment of market conditions changes. If we determine it is necessary to recognize a material impairment in future periods, our financial condition and results of operations could be adversely affected.

Fair Value of Acquisition Related Assets and Liabilities

We allocate the purchase price of acquired companies or acquisitions of minority interests of a subsidiary to the identifiable assets acquired and liabilities assumed based on their estimated fair values. In determining fair value, management is required to make estimates and assumptions that affect the recorded amounts. To assist in this process, third-party valuation specialists generally are engaged to value certain of these assets and liabilities. Estimates used in valuing acquired assets and liabilities include, but are not limited to, expected future cash flows, market comparables and appropriate discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain.

Capitalization of Construction and Installation Costs

In accordance with SFAS No. 51, Financial Reporting by Cable Television Companies, we capitalize costs associated with the construction of new cable transmission and distribution facilities and the installation of new cable services. Capitalized construction and installation costs include materials, labor and applicable overhead costs. Installation activities that are capitalized include (i) the initial connection (or drop) from our cable system to a customer location, (ii) the replacement of a drop, and (iii) the installation of equipment for additional services, such as digital cable, telephone or broadband Internet service. The costs of other customer-facing activities, such as reconnecting customer locations where a drop already exists, disconnecting customer locations and repairing or maintaining drops, are expensed. Significant judgment is involved in the determination of the nature and amount of internal costs to be capitalized with respect to construction and installation activities.

Income Tax Accounting

We are required to estimate the amount of tax payable or refundable for the current year and the deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax basis of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards, using enacted tax rates in effect for each taxing jurisdiction in which we operate for the year in which those temporary differences are expected to be recovered or settled. This process requires our management to make assessments regarding the timing and probability of the ultimate tax impact of such items. Net deferred tax assets are reduced by a valuation allowance if we believe it more likely than not such net deferred tax assets will not be realized. Establishing a tax valuation allowance requires us to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities. At December 31, 2006, the valuation allowance provided against deferred tax assets was ¥4,720 million. Actual income taxes could vary from these estimates due to future changes in income tax law in the jurisdictions in which we operate, our inability to generate sufficient future taxable income, differences between estimated and actual results, or unpredicted results from the final determination of each year's liability by taxing authorities. Any of such factors could have a material effect on our current and deferred tax position as reported in the accompanying consolidated financial statements. A high degree of judgment is required to assess the impact of possible future outcomes on our current and deferred tax positions. For additional information, see Note 8—Income Taxes.

Recent Accounting Pronouncements

See section 2 (s) "Recent Accounting Pronouncements" in Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

	Millions of Yen	
	2005	**2006**
ASSETS		
Current assets:		
Cash and cash equivalents	¥ 35,283	**¥ 20,486**
Accounts receivable, less allowance for doubtful accounts of ¥285 million in 2005 and ¥379 million in 2006	10,469	**13,867**
Deferred tax assets (Note 8)	10,285	**11,877**
Prepaid expenses and other current assets	3,169	**4,669**
Total current assets	59,206	**50,899**
Investments:		
Investments in affiliates (Notes 3 and 5)	5,155	**2,469**
Investments in other securities, at cost	2,890	**801**
	8,045	**3,270**
Property and equipment, at cost (Notes 5 and 7):		
Land	1,796	**2,845**
Distribution system and equipment	395,738	**480,363**
Support equipment and buildings	28,246	**32,554**
	425,780	**515,762**
Less accumulated depreciation	(144,080)	**(180,594)**
	281,700	**335,168**
Other assets:		
Goodwill, net (Notes 2 and 4)	150,030	**202,267**
Intangible asset—customer relationships, net (Note 4)	6,393	**21,181**
Deferred tax assets (Note 8)	3,515	**5,629**
Other (Note 4)	7,568	**7,534**
	167,506	**236,611**
Total assets	¥516,457	**¥625,948**

	Millions of Yen	
	2005	**2006**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term loans	¥ 2,000	**¥ 2,000**
Long-term debt—current portion (Notes 6 and 12)	11,508	**16,158**
Capital lease obligations—current portion (Notes 5, 7 and 12):		
Related parties	9,253	**10,893**
Other	1,299	**1,988**
Accounts payable (Note 8)	19,855	**26,166**
Deferred revenue—current portion (Note 1)	3,580	**4,862**
Income tax payable	2,532	**3,411**
Accrued expenses and other liabilities	4,124	**5,424**
Total current liabilities	54,151	**70,902**
Long-term debt, less current portion (Notes 6 and 12)	133,096	**173,455**
Capital lease obligations, less current portion (Notes 5, 7 and 12):		
Related parties	25,292	**30,595**
Other	2,679	**6,986**
Deferred revenue (Note 1)	44,346	**55,044**
Redeemable preferred stock of consolidated subsidiary (Note 10)	500	**500**
Other liabilities (Notes 8 and 9)	1,658	**7,120**
Total liabilities	261,722	**344,602**
Minority interests	3,290	**4,050**
Commitments and contingencies (Note 14)		
Shareholders' equity (Note 11):		
Ordinary shares no par value	114,481	**115,232**
Authorized 15,000,000 shares; issued and outstanding 6,363,840.74 shares at December 31, 2005 and 6,382,611.74 shares at December 31, 2006		
Additional paid-in capital	195,219	**196,335**
Accumulated deficit	(58,353)	**(34,071)**
Treasury stock at cost; 0.68 shares at December 31, 2005 and 0.74 shares at December 31, 2006	(0)	**(0)**
Accumulated other comprehensive income (loss)	98	**(200)**
Total shareholders' equity	251,445	**277,296**
Total liabilities and shareholders' equity	¥516,457	**¥625,948**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

	Millions of Yen, except share and per share amounts		
	2004	2005	**2006**
Revenue (Note 5):			
Subscription fees	¥140,826	¥163,378	**¥196,515**
Other	20,520	19,766	**25,400**
	161,346	183,144	**221,915**
Operating costs and expenses:			
Operating and programming (including stock-based compensation of ¥24 million in 2004, ¥634 million in 2005, and ¥95 million in 2006) (Notes 1, 5 and 11)	(66,594)	(76,767)	**(92,297)**
Selling, general and administrative (including stock-based compensation of ¥60 million in 2004, ¥1,576 million in 2005, and ¥237 million in 2006) (Notes 1, 5 and 11)	(31,587)	(38,564)	**(43,992)**
Depreciation and amortization	(40,573)	(43,338)	**(54,044)**
	(138,754)	(158,669)	**(190,333)**
Operating income	22,592	24,475	**31,582**
Other income (expense):			
Interest expense, net:			
Related parties (Note 5)	(4,055)	(988)	**(1,109)**
Other	(6,046)	(6,715)	**(2,413)**
Other income, net	37	322	**253**
Income before income taxes and other items	12,528	17,094	**28,313**
Equity in earnings of affiliates (inclusive of stock compensation expense of ¥9 million in 2004, ¥6 million in 2005 and ¥2 million in 2006) (Notes 1, 3 and 11)	610	651	**371**
Minority interest in net income of consolidated subsidiaries	(459)	(997)	**(1,181)**
Income before cumulative effect of accounting change and income taxes	12,679	16,748	**27,503**
Cumulative effect of change in accounting (Note 1)	—	(486)	**—**
Income tax benefit (expense) (Note 8)	(1,858)	3,071	**(3,022)**
Net income	¥ 10,821	¥ 19,333	**¥ 24,481**
Per share:			
Income per share before cumulative effect of accounting change—basic	¥ 2,221	¥ 3,259	**¥ 3,845**
Cumulative effect of accounting change	—	(80)	**—**
Net income per share—basic	2,221	3,179	**3,845**
Income per share before cumulative effect of accounting change—diluted	2,221	3,249	**3,838**
Cumulative effect of accounting change	—	(80)	**—**
Net income per share—diluted	2,221	3,169	**3,838**
Weighted average number of ordinary shares outstanding—basic	4,871,169	6,081,511	**6,367,220**
Weighted average number of ordinary shares outstanding—diluted	4,871,169	6,100,971	**6,378,001**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

	Millions of Yen, except share and per share amounts						
	Ordinary Shares	Additional Paid-in Capital	Comprehensive Income (Loss)	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
Balance at January 1, 2004	¥ 63,133	¥122,837		¥(88,507)	¥(695)	¥—	¥ 96,768
Net income	—	—	¥10,821	10,821	—	—	10,821
Other comprehensive gain							
Unrealized gain on cash flow hedge (Note 12)	—	—	687	—	687	—	687
Comprehensive income	—	—	¥11,508	—	—	—	—
Stock-based compensation (Notes 1 and 11)	—	94		—	—	—	94
Ordinary shares issued; 461,539 shares at ¥65,000 per share	15,000	15,000		—	—	—	30,000
Balance at December 31, 2004	¥ 78,133	¥137,931		¥(77,686)	¥ (8)	¥—	¥138,370
Net income	—	—	¥19,333	19,333	—	—	19,333
Other comprehensive gain:							
Unrealized gain on cash flow hedge (Note 12)	—	—	106	—	106	—	106
Comprehensive income	—	—	¥19,439	—	—	—	—
Stock-based compensation (Notes 1 and 11)	—	2,216		—	—		2,216
Ordinary shares issued upon exercise of stock options	466	466		—	—		932
Treasury stock at cost	—	—		—	—	(0)	(0)
Ordinary shares issued upon initial public offering, net of ¥6,001 million of related costs	35,882	54,606		—	—	—	90,488
Balance at December 31, 2005	¥114,481	¥195,219		¥(58,353)	¥ 98	¥(0)	¥251,445
Net income	**—**	**—**	**¥24,481**	**24,481**	**—**	**—**	**24,481**
Other comprehensive gain:							
Unrealized loss on cash flow hedge (Note 12)	**—**	**—**	**(298)**	**—**	**(298)**	**—**	**(298)**
Comprehensive income	**—**	**—**	**¥24,183**	**—**	**—**	**—**	**—**
Stock-based compensation (Notes 1 and 11)	**—**	**334**		**—**	**—**	**—**	**334**
Ordinary shares issued upon exercise of stock options	**751**	**782**		**—**	**—**	**—**	**1,533**
Treasury stock at cost	**—**	**—**		**—**	**—**	**(0)**	**(0)**
Unrecognized loss of acquired companies	**—**	**—**		**(199)**	**—**	**—**	**(199)**
Balance at December 31, 2006	**¥115,232**	**¥196,335**		**¥(34,071)**	**¥(200)**	**¥(0)**	**¥277,296**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

	Millions of Yen		
	2004	2005	**2006**
Cash flows from operating activities:			
Net income	¥ 10,821	¥ 19,333	**¥ 24,481**
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of change in accounting	—	486	**—**
Depreciation and amortization	40,573	43,338	**54,044**
Equity in earnings of affiliates	(610)	(651)	**(371)**
Minority interest in net income of consolidated subsidiaries	458	997	**1,181**
Stock-based compensation expense	84	2,210	**332**
Deferred income tax expense (benefit)	46	(5,257)	**(1,328)**
Provision for (reversal of) retirement allowance	648	(2,676)	**(110)**
Changes in operating assets and liabilities, excluding effects of business combinations:			
Decrease (increase) in accounts receivable, net	(431)	(974)	**436**
Decrease (increase) in prepaid expenses and other current assets	5	(1,499)	**(674)**
Decrease in other assets	2,444	2,810	**1,102**
(Decrease) increase in accounts payable	(1,185)	4,955	**864**
(Decrease) increase in accrued expenses and other liabilities	40	(335)	**2,611**
Decrease in deferred revenue	(381)	(1,974)	**(2,565)**
Net cash provided by operating activities	52,512	60,763	**80,003**
Cash flows from investing activities:			
Capital expenditures	(31,793)	(38,405)	**(48,460)**
Acquisition of new subsidiaries, net of cash acquired	(443)	(12,049)	**(56,137)**
Investments in and advances to affiliates	(360)	140	**—**
Decrease in restricted cash	1,773	—	**—**
Loans to related party	(4,030)	—	**—**
Acquisition of minority interest in consolidated subsidiaries	(4,960)	(4,905)	**(17,587)**
Other investing activities	(69)	(2,011)	**583**
Net cash used in investing activities	(39,882)	(57,230)	**(121,601)**
Cash flows from financing activities:			
Proceeds from issuance of common stock	30,000	91,420	**1,533**
Net increase in short-term loans	250	1,750	**93**
Proceeds from long-term debt	185,302	126,904	**106,789**
Principal payments of long-term debt	(210,098)	(187,542)	**(66,975)**
Principal payments under capital lease obligations	(11,887)	(11,970)	**(13,455)**
Other financing activities	(3,563)	768	**(1,184)**
Net cash provided by (used in) financing activities	(9,996)	21,330	**26,801**
Net increase (decrease) in cash and cash equivalents	2,634	24,863	**(14,797)**
Cash and cash equivalents at beginning of year	7,786	10,420	**35,283**
Cash and cash equivalents at end of year	¥ 10,420	¥ 35,283	**¥ 20,486**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

1. Description of Business, Basis of Financial Statements and Summary of Significant Accounting Policies

■ Business and Organization

Jupiter Telecommunications Co., Ltd. ("Jupiter") and its subsidiaries ("the Company") own and operate cable telecommunications systems throughout Japan and provide cable television services, telephony and high-speed Internet access services (collectively, "Broadband communications services"). The telecommunications industry in Japan is highly regulated by the Ministry of Internal Affairs and Communications ("MIC"). In general, franchise rights granted by the MIC to the Company's subsidiaries for operation of cable telecommunications systems in their respective localities are not exclusive.

On February 18, 2005, as a result of our IPO announcement, Liberty Media International Inc. ("LMI") obtained a controlling interest in our parent company, LGI/Sumisho Super Media, LLC, ("SM"), a company owned 69.7% by LMI and 30.3% by Sumitomo Corporation ("SC"). As a result, SM became a 65.23% shareholder of the Company. On June 15, 2005, LMI became a wholly owned subsidiary of Liberty Global Inc. ("LGI"), whose shares are listed on the NASDAQ Stock Exchange. In the following text, LGI may be referred to as LMI, its predecessor. The Company is now a consolidated subsidiary of LGI.

On March 23, 2005, the Company received net proceeds of ¥82,043 million in connection with an IPO of its common shares, and on April 20, 2005 received additional net proceeds of ¥8,445 million in connection with the sale of common shares upon the exercise of the underwriters' over-allotment option. The Company used a portion of the net proceeds received in March to repay in full a then existing ¥50 billion subordinated syndicated facility.

■ Basis of Financial Statements

The Companies maintain their books of account in conformity with financial accounting standards of Japan. The consolidated financial statements presented herein have been prepared in a manner and reflect certain adjustments which are necessary to conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). These adjustments include those related to the scope of consolidation, accounting for business combinations, accounting for income taxes, accounting for goodwill and intangible assets, accounting for leases, accounting for stock-based compensation, accounting for deferred revenue, accounting for asset retirement obligations, accounting for derivative financial instruments, revenue recognition of certain revenues, post-retirement benefits, depreciation and amortization and accruals for certain expenses.

■ Summary of Significant Accounting Policies

(a) Consolidation Policy

The accompanying consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries, which are primarily each cable system operator ("SO"). All significant intercompany balances and transactions have been eliminated. For the consolidated subsidiaries with a negative equity position, the Company has recognized the entire amount of cumulative losses of such subsidiaries regardless of its ownership percentage.

(b) Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid debt instruments with an initial maturity of three months or less.

(c) Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects our best estimate of probable future losses on our accounts receivable, and is computed based on historical bad debt experience and includes estimated uncollectible amounts based on analysis of certain individual accounts, including claims in bankruptcy.

Concentration of credit risk with respect to trade receivables is limited due to the large number of customers throughout Japan. The Company also manages credit risk by disconnecting services to customers who are delinquent.

(d) Investments

For those investments in affiliates in which the Company's voting interest is 20% to 50% and the Company has the ability to exercise significant influence over the affiliates' operation and financial policies, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted to recognize the Company's share of the net earnings or losses of its affiliates. All significant intercompany profits from these affiliates have been eliminated to the extent of our ownership in transactions where assets remain on the books of the Company or the investee.

Investments in other securities carried at cost represent non-marketable equity securities in which the Company's ownership is less than 20% and the Company does not have the ability to exercise significant influence over the entities' operation and financial policies.

The Company evaluates its investments in affiliates and non-marketable equity securities for impairment due to declines in value considered to be other than temporary. In performing its evaluations, the Company utilizes various information, as available, including cash flow projections, independent valuations, industry multiples and, as applicable, stock price analysis. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

(e) Property and Equipment

Property and equipment, including construction materials, are carried at cost, which includes all direct costs and certain indirect costs associated with the construction of cable television transmission and distribution systems, and the costs of new subscriber installations. Depreciation is computed on a straight-line method using estimated useful lives, which are as follows:

Asset Description	Estimated Useful Lives
Distribution system and equipment	10 to 15 years
Buildings and structures	15 to 40 years
Support equipment	5 to 15 years

Equipment under capital leases is stated at the present value of minimum lease payments. Equipment under capital leases is amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset, which ranges from 2 to 21 years.

In accordance with SFAS No. 51, *Financial Reporting by Cable Television Companies (SFAS 51)*, we capitalize costs associated with the construction of new cable transmission and distribution facilities and the installation of new cable services. Capitalized construction and installation costs include materials, labor and applicable overhead costs. Installation activities that are capitalized include (i) the initial connection (or drop) from our cable system to a customer location, (ii) the replacement of a drop, and (iii) the installation of equipment for additional services, such as digital cable, telephone or broadband Internet service. The costs of other customer-facing activities, such as reconnecting locations where a drop already exists, disconnecting customer locations and repairing or maintaining drops, are expensed as incurred. Interest capitalized with respect to construction activities was not material during any of the periods presented.

Included in support equipment is certain capitalized development costs associated with internal-use software, including external costs of materials and services, and payroll costs for employees devoting time to the software projects. These costs are amortized over a period not to exceed five years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs are expensed as incurred.

Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized. When property and equipment is retired or otherwise disposed, the cost and related accumulated depreciation accounts are relieved of the applicable

amounts and any differences are included in depreciation expense. The impact of such retirements and disposals resulted in additional depreciation expense of ¥2,559 million, ¥546 million and ¥2,368 million for the years ended December 31, 2004, 2005 and 2006, respectively.

According to the guidance in Statement of Financial Accounting Standards (SFAS) No. 143, *Accounting for Asset Retirement Obligation,* as interpreted by FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations* (FIN 47), the Company recognized a liability for asset retirement obligations in the period in which it is incurred if sufficient information is available to make a reasonable estimate of fair value. The Company determined that conditional legal obligations exist for certain of our leased facilities and certain cable distribution and equipment. As of December 31, 2005 and 2006, the fair value of our asset retirement obligations was ¥1,422 million and ¥1,690 million, respectively, and is included in other liabilities in the accompanying consolidated balance sheets.

(f) Goodwill

Goodwill represents the difference between the cost of the acquired cable television companies and amounts allocated to the estimated fair value of their net assets. The Company performs an assessment of goodwill for impairment at least annually and more frequently if an indicator of impairment has occurred using a two-step process. The first step requires identification of reporting units and determination of the fair value for each individual reporting unit. The fair value of each reporting unit is then compared to the reporting unit's carrying amount including assigned goodwill. To the extent a reporting unit's carrying amount exceeds its fair value, the second step of the impairment test is performed by comparing the implied fair value of the reporting unit's goodwill to its carrying amount. If the implied fair value of a reporting unit's goodwill is less than its carrying amount, an impairment loss is recorded. The Company performs its annual impairment test on the first day of October. The Company has determined its reporting units to be the same as its reportable segments. The Company had no impairment charges of goodwill for the years ended December 31, 2004, 2005 and 2006.

(g) Long-Lived Assets

The Company and its subsidiaries' long-lived assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(h) Other Assets

Other assets include certain deferred financing costs, primarily legal fees and bank facility fees, incurred to negotiate and secure our bank facilities. These costs are amortized to interest expense using the straight-line method over the term of the facility. For additional information concerning the Company's debt facilities, see Note 6.

(i) Derivative Financial Instruments

The Company uses certain derivative financial instruments to manage its foreign currency and interest rate exposure. The Company may enter into forward contracts to reduce its exposure to short-term (generally not more than one year) movements in exchange rates applicable to firm funding commitments that are denominated in currencies other than the Japanese yen. The Company uses interest rate risk management derivative instruments, such as interest rate swaps, to manage interest costs to achieve an overall desired mix of fixed and variable rate debt.
As a matter of policy, the Company does not enter into derivative contracts for trading or speculative purposes.

The Company accounts for its derivative instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133.* SFAS No. 133, as amended, requires that all derivative instruments be reported on the balance sheet as either assets or liabilities measured at fair value. For derivative instruments designated and effective as fair value hedges, changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in other comprehensive income until it is recognized in earnings in the same period in which the hedged item affects earnings. The ineffective portion of all hedges will be recognized in current earnings each period. Changes in fair value of derivative instruments that are not designated as a hedge will be recorded each period in current earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value of cash flows of a hedged item; (2) the derivative expires or is sold, terminated, or exercised; (3) it is determined that the forecasted hedged transaction will no longer occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment, or (5) management determines that the designation of the derivative as a hedge instrument is no longer appropriate. Ongoing assessments of effectiveness are being made every three months.

The Company had several outstanding forward contracts with a commercial bank to hedge foreign currency exposures related to U.S. dollar denominated equipment purchases and other firm commitments. As of December 31, 2004, 2005 and 2006, such forward contracts had an aggregate notional amount of ¥5,658 million, ¥1,033 million and ¥1,399 million, respectively, and expire on various dates through January 2008. The forward contracts have not been designated as hedges as they do not meet the effectiveness criteria specified by SFAS No. 133. However, management believes such forward contracts are closely related with the firm commitments designated in U.S. dollars, thus managing associated currency risk. Forward contracts not designated as hedges are marked to market each period.

The Company has entered into several interest rate swap agreements to manage variable rate debt. These interest rate exchange agreements effectively fix the TIBOR and Yen LIBOR components of variable interest rates on borrowings of ¥93,895 million that matures between June 2009 and October 2013. These interest rate exchange agreements are considered cash flow hedging instruments as they are expected to effectively convert variable interest payments on certain debt instruments into fixed payments. Changes in fair value of these interest rate agreements designated as cash flow hedges are reported in accumulated other comprehensive income (loss) in shareholders' equity. The amounts will be subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest on the variable rate debt affects earnings. The counterparties to the interest rate exchange agreements are primarily banks participating in our facility agreement; therefore, the Company does not anticipate nonperformance by any of them on the interest rate exchange agreements.

(j) Severance and Retirement Plans

The Company and its subsidiaries have unfunded noncontributory defined benefit severance and retirement plans which are accounted for in accordance with SFAS No. 87, *Employers' Accounting for Pensions.* On September 30, 2005, the Company settled substantially one of its

defined benefit plans and replaced it with a defined contribution plan. See Note 9 for a description of the Company's severance and retirement plans.

Effective December 31, 2006, the Company adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106 and 132 (R).* For additional information see Note 9.

(k) Income Taxes

The Company and its subsidiaries account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if the Company believes it is more likely than not such deferred tax assets will not be realized.

(l) Revenue Recognition

The Company and its subsidiaries recognize cable television, high-speed Internet access, telephony and programming revenues when such services are provided to subscribers. Revenues derived from other sources are recognized when services are provided, contracts are completed, or events occur or products are delivered. Initial subscriber installation revenues are recognized in the period in which the related services are provided to the extent of direct selling costs. Any remaining amount is deferred and recognized over the estimated average period that the subscribers are expected to remain connected to the cable television system. Historically, installation revenues have been less than related direct selling costs; therefore, such revenues have been recognized as installations are completed.

The Company and its subsidiaries provide poor reception rebroadcasting services (PRC) to noncable television viewers suffering from poor reception of television waves caused by artificial obstacles. The Company and its subsidiaries enter into agreements with parties that have built obstacles causing poor reception for construction and maintenance of cable facilities to provide such services to the affected viewers at no cost to them during the agreement period. Under these agreements, the Company and its subsidiaries receive up-front, lump-sum compensation payments for construction and maintenance. Revenues from these agreements have been deferred and are being recognized in income on a straight-line basis over the agreement periods, which are generally 20 years. During the years ended December 31, 2004, 2005 and 2006, the Company recognized revenue under these arrangements totaling ¥3,056 million, ¥3,327 million and ¥4,367 million, respectively, which is included in revenue—other in the accompanying consolidated statements of income. Deferred revenue under these PRC arrangements included in the accompanying consolidated balance sheets is as follows:

	Millions of Yen	
	2005	**2006**
Deferred revenue PRC—current	¥ 3,169	**¥ 3,695**
Deferred revenue PRC—noncurrent	44,346	**55,044**
Total deferred revenue PRC	¥47,515	**¥58,739**

See Note 5 for a description of related party revenue which is recorded in subscription revenue and other revenue in the accompanying consolidated statements of income.

(m) Cable Television System Costs, Expenses and Revenues

The Company and its subsidiaries account for costs, expenses and revenues applicable to the construction and operation of cable television systems in accordance with SFAS No. 51,

Financial Reporting by Cable Television Companies. Currently, there is no significant system that falls in a prematurity period as defined by SFAS No. 51. Operating and programming costs in the Company's consolidated statements of income include, among other things, cable service related expenses, billing costs, technical and maintenance personnel and utility expenses related to the cable television network.

(n) Advertising Expense

Advertising expense is charged to income as incurred. Advertising expense amounted to ¥2,915 million, ¥3,008 million and ¥1,630 million for the years ended December 31, 2004, 2005 and 2006, respectively, and included in selling, general and administrative expenses in the accompanying consolidated statements of income.

(o) Stock-Based Compensation

2006

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (R) (revised 2004). SFAS No. 123 (R) is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS 123), and supersedes APB No. 25, *Accounting for Stock Issued to Employees* (APB 25), and its related implementation guidance. SFAS No. 123 (R) generally requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. SFAS No. 123 (R) also requires the fair value of outstanding options vesting after the date of initial adoption to be recognized as a charge to operations over the remaining vesting period.

On January 1, 2006, the Company adopted the provisions of SFAS No. 123 (R) using the modified prospective adoption method. As a result of the adoption of SFAS No. 123 (R), we began (i) using the fair value method to recognize share-based compensation, (ii) estimating forfeitures for purposes of recognizing the remaining fair value of all unvested awards, and (iii) using the straight-line method to recognize stock-based compensation expense for our outstanding stock awards granted after January 1, 2006 and the accelerated expense attribution method for our outstanding stock awards granted prior to January 1, 2006.

The Company accounts for stock-based compensation awards using the fair value method. Under this method, the fair value of the stock-based award is determined using the Black-Scholes option-pricing model and remeasured each period until a commitment date is reached, which is generally the vesting date. At December 31, 2006, we calculated the fair value using the Black-Scholes option-pricing model with the following assumptions: no dividends, volatility of 40%, a risk-free rate of 1.5% and an expected life of five years. We calculated the expected life of stock options using the "simplified method" set forth in Staff Accounting Bulletin No. 107. The expected volatility for stock options was based on the historical volatilities of the Company, and certain other companies with similar characteristics.

2005 and 2004

Prior to the adoption of SFAS No. 123 (R), the Company and its subsidiaries accounted for stock-based compensation plans to employees using the intrinsic value based method prescribed by APB No. 25 and FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB No. 25.* As such, compensation expense was measured on the date of grant only if the current fair value of the underlying stock exceeds the exercise price. The Company accounts for its stock-based compensation plans to nonemployees and employees of unconsolidated affiliated companies using the fair market value based method prescribed by SFAS No. 123 and Emerging Issues Task Force Issue 00-12, *Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee.* Under SFAS No. 123, the fair value of the stock-based award was determined using the Black-Scholes option-pricing method, which was remeasured each period end until a commitment date was reached, which was generally the vesting date. The fair value of the subscription rights and stock purchase warrants

granted each year was calculated using the Black-Scholes option-pricing model with the following assumptions: no dividends, volatility of 40%, risk-free rate of 1.5% and an expected life of five years. Expense associated with stock-based compensation for certain management employees was amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in FASB Interpretation No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.* Otherwise, compensation expense was generally amortized evenly over the vesting period. Compensation expense was recorded in operating costs and expenses for the Company's employees and nonemployees and in equity in earnings of affiliates for employees of affiliated companies in the accompanying consolidated statements of income.

SFAS No. 123 allowed companies to continue to apply the provisions of APB No. 25, where applicable, and provide pro forma disclosure for employee stock option grants as if the fair value based method defined in SFAS No. 123 had been applied. The Company did elect to continue to apply the provisions of APB No. 25 for stock-based compensation plans to its employees and provide the pro forma disclosure required by SFAS No. 123.

Our stock-based compensation for the years ended December 31, 2004 and 2005 have not been restated in connection with the implementation of SFAS No. 123 (R). The following table illustrates the pro forma effect on net income and net income per share, basic and diluted, for the years ended December 31, 2004 and 2005, if the Company had applied the fair value recognition provisions of SFAS No. 123.

	Millions of Yen, except share and per share amounts	
	2004	2005
Net income, as reported	¥10,821	¥19,333
Add stock-based compensation expense included in reported net income	—	2,210
Deduct stock-based compensation expense determined under fair value based method for all awards, net of applicable taxes	(608)	(4,001)
Pro forma net income	¥10,214	¥17,542
Basic per share:		
Net income per share, as reported	¥2,221	¥3,179
Net income per share, pro forma	¥2,097	¥2,883
Diluted per share:		
Net income per share, as reported	¥2,221	¥3,169
Net income per share, pro forma	¥2,097	¥2,874

See Note 11 for additional information on stock-based compensation.

(p) Earnings per Share

Earnings per share (EPS) is presented in accordance with the provisions of SFAS No. 128, Earnings per Share. Under SFAS No. 128, basic EPS excludes dilution for potential ordinary shares and is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Basic and diluted EPS are the same in 2004, as all potential ordinary share equivalents,

consisting of stock options, were anti-dilutive. The computations of the basic and diluted EPS amounts are as follows:

	Millions of Yen, except share and per share amounts		
	2004	2005	**2006**
Income before cumulative effect of accounting change	¥10,821	¥19,819	**¥24,481**
Cumulative effect of change in accounting	—	(487)	**—**
Net income	¥10,821	¥19,333	**¥24,481**
Weighted average common shares outstanding:			
Basic	4,871	6,082	**6,367**
Effect of dilutive common stock equivalents	—	19	**11**
Diluted	4,871	6,101	**6,378**
Earnings per share:			
Basic	¥2,221	¥3,179	**¥3,845**
Diluted	¥2,221	¥3,169	**¥3,838**

(q) Segments

The Company reports operating segment information in accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*. SFAS No. 131 defined operating segments as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources to an individual segment and in assessing performance of the segment.

The Company has determined that each individual consolidated subsidiary and unconsolidated managed equity affiliate SO is an operating segment because each SO represents a legal entity and serves a separate geographic area. The Company has evaluated the criteria for aggregation of the operating segments under paragraph 17 of SFAS No. 131 and believes it meets each of its respective criteria. Accordingly, management has determined that the Company has one reportable segment, Broadband communications services.

(r) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with U.S. GAAP. Significant judgments and estimates include the valuation of acquisition-related assets and liabilities, deferred income taxes and related valuation allowances, fair value of derivative financial instruments, depreciation and amortization costs, capitalization of internal costs associated with construction and installation activities, impairments of property and equipment and goodwill, asset retirement obligations, and other contingencies. Actual results could differ from those estimates.

(s) Recent Accounting Pronouncements

FIN No. 48

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not yet completed its evaluation of the impact of this standard on its consolidated financial statements.

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2007. The Company has not completed its evaluation of the impact of this standard on its consolidated financial statements. .

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits entities to choose to measure financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company has not completed its evaluation of the impact of this standard on its consolidated financial statements.

(t) Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

2. Acquisitions

The Company acquired varying interests primarily in cable television companies during the periods presented. The Company utilized the purchase method of accounting for all such acquisitions and, accordingly, has allocated the purchase price based on the estimated fair value of the assets and liabilities of the acquired companies. The assets, liabilities and operations of such companies have been included in the accompanying consolidated financial statements since the dates of their respective acquisitions. During 2004, 2005 and 2006, we completed the following significant acquisitions:

2004 Acquisitions

- In March 2004, the Company purchased a controlling interest in Izumi Otsu from certain of its shareholders. The total purchase price of such Izumi Otsu shares was ¥160 million and gave the Company a 66.7% interest. The results of Izumi Otsu have been included as a consolidated subsidiary from April 1, 2004. In August 2004, the Company and certain shareholders entered into an agreement and merged Izumi Otsu into the Company's 84.2% consolidated subsidiary, J:COM Kansai. After the merger, the Company had an 84.0% equity interest in J:COM Kansai.
- In July 2004, the Company purchased a 100% controlling interest in Cable System Engineering Co., Ltd (CSE), whose business is cable network construction and installation. The total purchase price of CSE was ¥577 million. The results of operations for CSE have been included from August 1, 2004.

2005 Acquisitions

- In February 2005, the Company purchased from its shareholders 92.09% of the outstanding shares of Chofu Cable, Inc. (Chofu), a Japanese broadband communications provider, and equity interests in certain telecommunications companies for an aggregate cash consideration of ¥4,420 million. The Company recorded approximately ¥3,427 million of goodwill for the excess consideration over the fair value of the net assets and liabilities acquired. The results of Chofu have been included as a consolidated subsidiary from March 1, 2005.
- In September 2005, the Company purchased 100% of the outstanding shares of Odakyu Telecommunications Services Co., Ltd. (Odakyu), a Japanese broadband communications provider, from Odakyu Electric Railway Ltd. The aggregate cash consideration paid was ¥9,200 million and assumed debt and capital lease obligations of ¥5,480 million, of which ¥3,490 million was repaid immediately after the acquisition. The Company recorded approximately ¥6,862 million of goodwill for the excess consideration over the fair value of the net

assets and liabilities acquired. The results of Odakyu have been included as a consolidated subsidiary from October 1, 2005.

- In September 2005, the Company purchased an additional 19,187 shares, or 32.06%, in Media Saitama Co., Ltd., from the minority shareholders, and increased the Company's ownership to 91.09%. The cash consideration paid was ¥1,919 million with approximately ¥695 million recorded as goodwill for the excess consideration over the fair value of the net assets and liabilities acquired.
- In September and December 2005, the Company purchased an additional 9,725 shares, or 30.39%, in Urawa Cable Television Network Co., Ltd. from the minority shareholders, and increased the Company's ownership to 80.49%. The cash consideration paid was ¥1,953 million with approximately ¥884 million recorded as goodwill for the excess consideration over the fair value of the net assets and liabilities acquired.
- In November 2005, the Company purchased an additional 25,000 shares of Cable Television Kobe, Inc. (CTK), a Japanese broadband communications provider, through third-party allotment and increased its ownership from 20.44% to a 51.04% controlling interest. The aggregate cash consideration paid was ¥2,000 million with approximately ¥815 million of goodwill recorded for the excess consideration over the fair value of the net assets and liabilities acquired. The results of CTK have been included as a consolidated subsidiary from November 1, 2005. In December 2005, the Company purchased an additional 9,161 shares, or 14.09%, from the minority shareholders, and increased the Company's ownership to 65.13%. The cash consideration paid was ¥1,254 million with approximately ¥792 million recorded as goodwill for the excess consideration over the fair value of the net assets and liabilities acquired.

2006 Acquisitions

- In January 2006, the Company purchased an additional 15,300 shares, or 38.25%, in its equity-method investment Kansai Multimedia Service (KMS), a cable Internet service provider serving the Osaka area, and increased the Company's ownership to 64.00%. The cash consideration paid was ¥2,275 million with approximately ¥777 million recorded as goodwill for the excess consideration over the fair value of the net assets and liabilities acquired. The results of KMS have been included as a consolidated subsidiary from January 1, 2006.
- In April and May 2006, the Company purchased a majority stake in Sakura Cable TV Co., Ltd. (Sakura), a broadband communications provider in Japan, by purchasing 12,783 common shares, or 81.01%. In addition to the common shares purchased, the Company also purchased all outstanding preferred shares, which were converted to common shares on a 20 to 1 ratio in December 2006, and increasing the Company's ownership percentage to 90.57%. The combined cash consideration paid was ¥1,519 million with approximately ¥1,563 million recorded as goodwill for the excess consideration over the fair value of the net assets and liabilities acquired. The results of Sakura have been included as a consolidated subsidiary from April 1, 2006.
- In September 2006, the Company purchased an additional 146,993 shares, or 76.40%, in its cost-method investment Cable West Inc. (Cable West), a broadband communications provider in Japan, taking its ownership to an 84.97% controlling interest. The cash consideration paid before direct acquisition costs was ¥56,022 million with approximately ¥37,874 million recorded as goodwill for the excess consideration over the fair value of the net assets and liabilities acquired. The results of Cable West have been included as a consolidated subsidiary from September 30, 2006. In November 2006, the Company purchased an additional 20,396 shares, or 10.60%, from the minority shareholders, and increased the Company's ownership to 95.57%. The cash consideration paid was ¥7,736 million with approximately ¥4,881 million recorded as goodwill for the excess consideration over the fair value of the net assets and liabilities acquired.

- In September 2006, the Company purchased from minority shareholders the remaining 18,000 outstanding shares, or 45.00%, in Hokusetsu Cable Net Co., Ltd., and increased the Company's ownership to 100%. The cash consideration paid was ¥3,510 million with approximately ¥2,126 million recorded as goodwill for the excess consideration over the fair value of the net assets and liabilities acquired.
- In October 2006, the Company purchased an additional 29,725 shares, or 14.75%, in J:COM Tokyo Co., Ltd. from minority shareholders, and increased the Company's ownership to 94.99%. The cash consideration paid was ¥3,032 million with approximately ¥2,114 million recorded as goodwill for the excess consideration over the fair value of the net assets and liabilities acquired.

In addition to the above 2005 and 2006 acquisitions which are considered significant, the Company also made less significant acquisitions and purchased additional shares from minority shareholders of certain subsidiaries, including the August and September 2006 step-acquisitions of Cable Net Shimonoseki Co., Ltd. (Shimonoseki), which increased the Company's ownership from a 50% non-controlling interest to a 63.41% controlling interest and making it a consolidated subsidiary from August 1, 2006.

The impact to revenue, net income and net income per share for the years ended December 31, 2004, 2005 and 2006, as if the above transactions were completed as of the beginning of those years, is not significant.

A summary of the purchase price and opening balance sheets for the above significant acquisitions during the years ended December 31, 2005 and 2006 is presented below:

	Millions of Yen	
	2005	**2006**
Cash, receivables and other assets	¥ 4,234	**¥ 8,926**
Property and equipment	21,155	**37,625**
Goodwill	13,732	**49,336**
Intangible asset—customer relationships	5,644	**16,641**
Debt and capital lease obligations	(16,085)	**(11,941)**
Other liabilities	(7,843)	**(26,493)**
Total purchase price	¥20,837	**¥74,094**

The opening balance sheet of Cable West is based on preliminary purchase price allocations and are therefore subject to adjustment based on our final assessment of fair values of tangible and intangible assets and liabilities.

3. Investments in Affiliates

The Company's affiliates are primarily engaged in the broadband communications services and related business in Japan. At December 31, 2006, the Company held the following investments:

Investment	Ownership %
J:COM Fukuoka	45.00%
Jupiter VOD Co., Ltd.	50.00%
Green City Cable TV	20.00%
Japan Digital Service Corporation ("JDS")	21.32%
Kadokawa INDEX Co., Ltd.	50.00%

The carrying value of investments in affiliates as of December 31, 2005 and 2006 includes ¥679 million and ¥628 million, respectively, of unamortized excess cost of investments over the Company's equity in the net assets of the affiliates. All significant intercompany profits from these affiliates have been eliminated to the extent of our ownership and if assets remain on the books of the Company or the investee, in accordance with the equity method of accounting.

The carrying value of investments in affiliates as of December 31, 2005 included ¥1,805 million of short-term loans made to Shimonoseki, which became a consolidated subsidiary during 2006. The interest rate on this loan was 2.25% as of December 31, 2005.

Condensed financial information of the Company's unconsolidated affiliates at December 31, 2005 and 2006 and for each of the three years ended December 31, 2004, 2005 and 2006 are as follows:

	Millions of Yen	
	2005	**2006**
Combined Financial Position:		
Property and equipment, net	¥22,183	**¥17,814**
Other assets, net	10,205	**5,789**
Total assets	¥32,388	**¥23,603**
Debt	¥12,253	**¥ 9,775**
Other liabilities	12,332	**8,928**
Shareholders' equity	7,803	**4,900**
Total liabilities and equity	¥32,388	**¥23,603**

	Millions of Yen		
	2004	2005	**2006**
Combined Operations:			
Total revenue	¥21,785	¥26,807	**¥18,995**
Operating, selling, general and administrative expenses	(15,080)	(20,007)	**(14,032)**
Depreciation and amortization	(4,165)	(4,314)	**(3,200)**
Operating income	2,539	2,486	**1,763**
Interest expense, net	(427)	(353)	**(296)**
Other expense, net	(428)	(262)	**(654)**
Net income	¥ 1,684	¥ 1,871	**¥ 813**

4. Goodwill, Intangible Asset, and Other Assets

Goodwill

The changes in the carrying amount of goodwill, net, for the years ended December 31, 2005 and 2006 consisted of the following:

	Millions of Yen	
	2005	**2006**
Goodwill, net, beginning of year	¥140,659	**¥150,030**
Goodwill acquired during the year	13,732	**53,086**
Initial recognition of acquired tax benefits allocated to reduce goodwill of acquired entities (Note 8)	(4,361)	**(849)**
Goodwill, net, end of year	¥150,030	**¥202,267**

Intangible Asset—Customer Relationships, Net

Customer relationships are originally recorded at fair value in connection with business combinations and amortized on a straight-line basis over their respective estimated useful lives, which is 10 years, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144). Customer relationships intangible assets, net at December 31, 2005 and December 31, 2006, consisted of the following:

	Millions of Yen	
	2005	**2006**
Gross carrying amount	¥6,692	**¥22,509**
Accumulated amortization	(299)	**(1,328)**
Net carrying amount	¥6,393	**¥21,181**

We expect that amortization expense of customer relationships intangible assets will be as follows for the next five years and thereafter:

	Millions of Yen
2007	¥. 2,251
2008	2,251
2009	2,251
2010	2,251
2011	2,251
Thereafter	9,926
Total	¥21,181

Other assets at December 31, 2005 and 2006, consisted of the following:

	Millions of Yen	
	2005	**2006**
Lease and other deposits	¥4,409	**¥4,777**
Deferred financing costs, net	767	**807**
Other	2,392	**1,949**
Total other assets	¥7,568	**¥7,534**

5. Related Party Transactions

	Millions of Yen		
	2004	2005	**2006**
Subscription revenue earned from related parties (a)	¥ 1,243	¥ 1,160	**¥ 830**
Other revenue earned from related parties (b)	5,438	4,580	**5,501**
Operating expenses charged by related parties (c)	7,295	8,077	**6,420**
SG&A expenses charged by related parties (d)	1,869	1,487	**1,331**
Interest expense charged by related parties (e)	4,120	1,043	**1,173**
Capital lease additions (f)	12,621	15,850	**16,624**

a) The Company receives monthly subscription revenue from its unconsolidated managed affiliates for providing Internet services.

b) The Company receives other revenue by providing programming, construction, management and distribution services to its unconsolidated managed affiliates and related parties.

c) The Company purchases from related parties certain cable television programming, incurs rental expense under operating leases, and in 2004 and 2005 paid monthly fees to an equity method affiliate for Internet provisioning services based on an agreed-upon percentage of subscription revenue collected.

d) The Company has management service agreements with Sumitomo and LGI in which officers and management-level employees are seconded to the Company and whose services are charged as service fees to the Company based on their payroll costs. In addition, the Company incurs rental expense under certain operating leases with Sumitomo entities.

e) Amount consists of related party interest, primarily related to assets leased from Sumitomo entities.

f) The Company leases, in the form of capital leases, customer premise equipment, various office equipment and certain vehicles from Sumitomo entities. At December 31, 2005 and December 31, 2006, capital lease obligations of ¥34,545 million and ¥41,488 million were owed to these Sumitomo entities.

6. Long-Term Debt

A summary of long-term debt as of December 31, 2005 and 2006 is as follows:

	Millions of Yen	
	2005	**2006**
¥155 billion Facility term loans, due fiscal 2006—2012	¥125,000	**¥ 76,500**
Other term loans, due fiscal 2011—2013	—	**92,000**
0% secured loans from Development Bank of Japan, due fiscal 2007—2019	14,735	**16,569**
Secured loans from Development Bank of Japan, due fiscal 2007—2018, interest at 0.65% to 5.8%	4,648	**4,539**
Unsecured loans from others, due fiscal 2007, interest at 2.4%	221	**5**
Total	144,604	**189,613**
Less: current portion	(11,508)	**(16,158)**
Long-term debt, less current portion	¥133,096	**¥173,455**

■ ¥155 Billion Facility

In December 2005, the Company entered into a credit facility agreement with a syndicate of banks (the ¥155 billion Facility). The ¥155 billion Facility originally consisted of three facilities: a ¥30 billion five-year revolving credit loan (the Revolving Loan); an ¥85 billion five-year amortizing term loan (the Tranche A Term Loan); and a ¥40 billion seven-year amortizing term loan (the Tranche B Term Loan). Borrowings may be made under the ¥155 billion Facility on a senior, unsecured basis. Amounts repaid under the Tranche A and B Term Loans may not be reborrowed. On December 21, 2005, the proceeds of the Tranche A and B Term Loans were used, together with available cash, to repay in full outstanding loans totaling ¥128 billion, under the Company's then existing credit facilities. As discussed below, the Company refinanced the Tranche B Term Loan during the second quarter of 2006. In connection with refinancings in 2005 and 2006, the Company recognized debt extinguishment losses of ¥2,469 million and ¥378 million, respectively, primarily representing the write-off of deferred financing costs.

The Revolving Loan and the Tranche A Term Loan bear interest equal to TIBOR plus a variable margin to be adjusted based on the leverage ratio. The weighted-average interest rate, including applicable margins, on the Tranche A Term Loan at December 31, 2006 was 0.973%. Borrowings under the Revolving Loan may be used for general corporate purposes. Amounts drawn under the Tranche A Term Loan have a final maturity date of December 31, 2010 and amortize in quarterly installments commencing March 31, 2006. The final maturity date of all amounts outstanding under the Revolving Loan is December 31, 2010 and will be available for drawdown until one month prior to its final maturity. A commitment fee of 0.20% per annum is payable on the available commitment under the Revolving Facility.

In addition to customary restrictive covenants and events of default, the unsecured ¥155 billion Facility requires compliance with various financial covenants such as: (i) Maximum Senior Debt to EBITDA, (ii) a Minimum Debt Service Coverage Ratio and (iii) a Total Shareholder's Equity test, with each capitalized term as defined in the Facility. At December 31, 2006, ¥30 billion was available for borrowing under the Revolving Loan. The Revolving Loan provides for an annual commitment fee of 0.20% on the unused portion.

■ Other Term Loans

From March to May 2006, the Company refinanced ¥38 billion and ¥2 billion, respectively, of the Tranche B Term Loan with ¥20 billion of fixed-interest rate loans and ¥20 billion of variable-interest rate loans. At December 31, 2006, the fixed-interest rate loans had a weighted average interest rate of 2.08%, while the new variable interest rate loans had a weighted average interest rate of Japanese yen LIBOR plus 0.30% (0.80% as of December 31, 2006 including margin). These loans, which contain covenants similar to those of the ¥155 billion Facility, mature in 2013 and are each to be repaid in one installment on their respective maturity dates.

In connection with the September 2006 acquisition of Cable West, the Company entered into (i) a ¥2 billion variable-interest rate term loan agreement, (ii) a ¥20 billion seven-year fixed-interest rate term loan agreement, and (iii) a ¥30 billion syndicated term loan agreement. The ¥2 billion and ¥20 billion term loans were fully drawn in September 2006. On October 27, 2006, the full amount of the ¥30 billion syndicated term loan was drawn and ¥14 billion of the proceeds was used to repay the then outstanding balance of the Revolving Loan. The new term loans mature between 2011 and 2013. The interest rate on the ¥2 billion term loan is based on the six-month TIBOR plus a margin of 0.25% (0.757% as of December 31, 2006 including margin). The ¥20 billion term loan bears interest as to ¥10 billion of the outstanding principal amount at a fixed-interest rate of 1.72% and as to the remaining ¥10 billion principal amount at a fixed-interest rate of 1.90%. The ¥30 billion syndicated term loan bears interest at (i) Japanese yen LIBOR plus a margin of 0.25% as to the ¥10 billion principal amount that is due in October 2011, (ii) Japanese yen LIBOR plus a margin of 0.35% as to the ¥19.5 billion principal amount that is due in October 2013, and (iii) a fixed rate of 2.05% as to the ¥0.5 billion principal amount that is due in October 2013. These loans contain covenants similar to those of the ¥155 billion Facility.

■ Development Bank of Japan Loans

The loans represent institutional loans from the Development Bank of Japan (DBJ), which were made available to telecommunications companies operating in specific local areas designated as "Teletopia" by the MIC to facilitate development of local telecommunications network. Requirements to qualify for such financing include use of optical fiber cables, equity participation by local/municipal governments and guarantees by third parties, among other things. These loans were originally obtained by the Company's subsidiaries and were primarily guaranteed, directly or indirectly, by our major shareholders at the time; however, in connection with the ¥155 billion Facility these loans are now guaranteed by the Company.

■ Securities on Long-Term Debt

At December 31, 2006, non-syndicated bank facility loans from DBJ are secured by substantially all distribution systems and equipment held by the Company's subsidiaries. The aggregate annual maturities of long-term debt outstanding at December 31, 2006 are as follows:

	Millions of Yen
2007	¥ 16,158
2008	24,500
2009	24,192
2010	24,010
2011	18,634
Thereafter	82,119
	¥189,613

7. Leases

The Company and its subsidiaries are obligated under various capital leases, primarily for home terminals, and other noncancelable operating leases, which expire at various dates during the next 21 years. See Note 5 for further discussion of capital leases from subsidiaries and affiliates of SC.

At December 31, 2005 and 2006, the amount of property and equipment and related accumulated depreciation recorded under capital leases were as follows:

	Millions of Yen	
	2005	**2006**
Distribution system and equipment	¥54,688	**¥70,621**
Support equipment and buildings	5,762	**4,293**
Other assets	291	**199**
Less: accumulated depreciation	(23,967)	**(26,951)**
	¥36,773	**¥48,163**

Depreciation of assets under capital leases is included in depreciation and amortization in the accompanying consolidated statements of income.

Future minimum lease payments under capital leases and noncancelable operating leases as of December 31, 2006 are as follows:

	Millions of Yen	
	Capital Leases	Operating Leases
2007	¥14,792	¥2,683
2008	12,780	1,043
2009	11,186	874
2010	8,961	783
2011	5,277	520
More than five years	3,141	1,668
Total minimum lease payments	56,137	¥7,571
Less: amount representing interest (rates ranging from 1.3% to 10.0%)	(5,675)	
Present value of net minimum payments	50,462	
Less: current portion	(12,881)	
Noncurrent portion	¥37,581	

The Company and its subsidiaries occupy certain offices under cancelable lease arrangements. Rental expenses for such leases for the years ended December 31, 2004, 2005 and 2006 totaled ¥3,970 million, ¥2,946 million and ¥3,981 million, respectively, and are included in operating expenses and selling, general and administrative expenses in the accompanying consolidated statements of income. Also, the Company and its subsidiaries occupy certain transmission facilities and use poles and other equipment under cancelable lease arrangements. Rental expenses for such leases for the years ended December 31, 2004, 2005 and 2006, totaled ¥8,944 million, ¥10,925 million, and ¥13,247 million, respectively, and are included in operating and programming costs in the accompanying consolidated statements of income.

8. Income Taxes

The Company and its subsidiaries were subject to Japanese national corporate tax of 30%, an inhabitant tax of 21% and a deductible Enterprise tax of 10%, which, in aggregate, result in a statutory tax rate of 42%. On March 24, 2003, the Japanese Diet approved the Amendments to Local Tax Law, reducing the Enterprise tax from 10.08% to 7.2%. The amendments to the tax rates were effective for fiscal years beginning on or after April 1, 2004. Consequently, the statutory income tax rate has been lowered to approximately 40% for deferred tax assets and liabilities expected to be settled or realized on or after January 1, 2005 for the Company.

All pretax income and related tax expense benefit (expense) are derived solely from Japanese operations. Income tax benefit (expense) for the years ended December 31, 2004, 2005 and 2006 is as follows:

	Millions of Yen		
	2004	2005	**2006**
Current	¥1,813	¥ 2,852	**¥ 4,350**
Deferred	46	(5,923)	**(1,328)**
Income tax benefit (expense)	¥1,858	¥(3,071)	**¥ 3,022**

The effective rates of income tax benefit (expense) relating to income (losses) incurred differ from the rate that would result from applying the normal statutory tax rates for the years ended December 31, 2004, 2005 and 2006 and are as follows:

	2004	2005	**2006**
Normal effective statutory tax rate	42.0%	40.0 %	**40.0%**
Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and rates	0.1	—	**—**
Decrease in valuation allowance	(27.4)	(73.4)	**(26.3)**
Non-deductible expenses and other	—	14.5	**(2.7)**
Effective tax rate	14.7%	(18.9)%	**11.0%**

The effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities at December 31, 2005 and 2006 are as follows:

	Millions of Yen	
	2005	**2006**
Deferred tax assets:		
Operating loss carryforwards	¥15,350	**¥ 7,307**
Deferred revenue	14,612	**18,689**
Lease obligation	15,409	**20,185**
Retirement and other allowances	422	**678**
Investment in affiliates	325	**805**
Accrued expenses and other	4,797	**5,146**
Total gross deferred tax assets	50,915	**52,810**
Less: valuation allowance	(14,868)	**(4,720)**
Deferred tax assets	36,047	**48,090**
Deferred tax liabilities:		
Property and equipment	17,014	**21,682**
Intangible assets, principally customer relationships	1,605	**8,498**
Other	3,628	**5,008**
Total gross deferred tax liabilities	22,247	**35,188**
Net deferred tax assets	¥13,800	**¥12,902**

The net changes in the total valuation allowance for the years ended December 31, 2005 and 2006 were decreases of ¥20,373 million and ¥10,148 million, respectively. The decrease in valuation allowance in 2005 and 2006 is the result of the utilization of tax losses and the reversal of certain valuation allowances on deferred tax assets of certain subsidiaries.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management expects to realize its deferred tax assets net of existing valuation allowance.

The remaining amount of unrecognized tax benefits as of December 31, 2005 and 2006 acquired in connection with business combinations were ¥1,346 million and ¥381 million, respectively. If the deferred tax assets are realized or the valuation allowance is reversed, the tax benefit realized is first applied to i) reduce to zero any goodwill related to acquisition, ii) second to reduce to zero other non-current intangible assets related to the acquisition and iii) third to reduce income tax expense. See Note 4.

At December 31, 2006, the Company and its subsidiaries had net operating loss carryforwards for income tax purposes of ¥18,267 million, which were available to offset future taxable income. Net operating loss carryforwards, if not utilized, will expire in each of the years as follows:

	Millions of Yen
2009	¥ 8,913
2010	3,240
2011	1,221
2012-2013	4,893
	¥18,267

9. Severance and Retirement Plans

On October 1, 2005, the Company adopted a defined contribution retirement plan for substantially all of its full-time employees. This plan was adopted as a replacement to the unfunded defined benefit severance and retirement plan which terminated for full-time employees on September 30, 2005, excluding certain directors and employees in a subsidiary acquired in 2005. The Company contributions under the new defined contribution retirement plan for the years ended December 31, 2005 and 2006 were ¥61 million and ¥303 million, respectively.

Certain directors, auditors and employees within two subsidiaries acquired in 2006 participate in unfunded deferred benefit severance and retirement plans. Employees terminating their employment after a two- or three-year vesting period are entitled, under most circumstances, to lump-sum severance payments determined by reference to their rate of pay at the time of termination, years of service and certain other factors. The measurement date used to determine assumptions was December 31, 2006.

Net periodic cost of the Company and its subsidiaries' plans accounted for in accordance with SFAS No. 87 for the years ended December 31, 2004, 2005 and 2006 included the following components:

	Millions of Yen		
	2004	2005	**2006**
Service cost—benefits earned during the year	¥266	¥241	**¥26**
Interest cost on projected benefit obligation	40	37	**3**
Realized gain on settlement	—	(656)	**—**
Actuarial loss	463	(10)	**3**
Net periodic cost	¥769	¥(388)	**¥32**

The reconciliation of beginning and ending balances of the benefit obligations of the Company and its subsidiaries' plans accounted for in accordance with SFAS No. 87 are as follows:

	Millions of Yen	
	2005	**2006**
Change in benefit obligation:		
Benefit obligation, beginning of year	¥2,682	**¥ 35**
Service cost	241	**26**
Interest cost	37	**3**
Acquisitions (Note 2)	47	**441**
Realized gain on settlement	(656)	**—**
Actuarial loss (gain)	(10)	**3**
Benefits paid	(2,306)	**(28)**
Benefit obligation, end of year	¥ 35	**¥480**

The weighted-average discount rate used in the determination of the Company and its subsidiaries' plans projected benefit obligation and net pension cost as of and for the years ended December 31, 2004, 2005, and 2006 are as follows:

	2004	2005	2006
Projected benefit obligation:			
Discount rate	2.0%	2.0%	**2.0%**
Net pension cost:			
Discount rate	2.0%	2.0%	**2.0%**

SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and recognize changes in the funded states as other comprehensive gains (losses) in the year in which changes occur. SFAS No. 158 also requires that the defined benefit plan assets and obligations be measured as of the date of the employer's fiscal year-end balance sheet. We adopted SFAS No. 158 as of December 31, 2006 and there was no material impact as our defined benefit severance and retirement plan was terminated in 2005 and we recognized the net pension liability for the newly acquired subsidiaries in the purchase price allocation based on the projected benefit obligation and thereby eliminated any previously unrecognized gain or loss, prior service cost, and transition asset or obligation.

In addition, employees of the Company participate in a multiemployer defined benefit plan. The Company contributions to this plan amounted to ¥293 million, ¥672 million and ¥793 million for the years ended December 31, 2004, 2005 and 2006, respectively.

10. Redeemable Preferred Stock

On December 29, 2003, in connection with being included as a party to the Company's bank facility, a consolidated subsidiary of the Company issued ¥500 million of preferred stock in exchange for debt owed to a third-party holder. All or a part of the preferred stock can be redeemed after 2010, up to a half of the preceding year's net income, at the holder's demand. The holders of the preferred stock have a priority to receive dividends; however, the amount of such dividends will be decided by the subsidiary's board of directors and such dividend will not exceed ¥1,000 per preferred stock for any fiscal year and will not accumulate.

11. Shareholders' Equity

■ Dividends

Under the Japanese Corporate Law (the "Law"), the amount available for dividends is based on retained earnings as recorded on the books of Jupiter maintained in conformity with financial accounting standards of Japan. Certain adjustments not recorded on Jupiter books are reflected in the consolidated financial statements for reasons described in Note 1. At December 31, 2006, total retained earnings recorded on Jupiter books of account were ¥6,482 million; however, the Company is not paying any dividends at the present time.

The Law provides that an amount equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each fiscal period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and capital reserve equals 25% of common stock. In addition, the Law permits the transfer of a portion of capital reserve and legal reserve to common stock by resolution of the shareholders meeting.

■ Stock-Based Compensation

The Company has granted options and stock purchase warrants under various plans for certain directors and employees of the Company and its consolidated subsidiaries and managed affiliates, and certain non-employees. Options or warrants granted to non-management employees vest two years from the date of grant, unless their individual grant agreements provide otherwise. Options or warrants granted to management employees and non-employees vest in four equal installments

from the date of grant, unless their individual grant agreements provide otherwise. With the exception of the options granted in 2006, these options generally expire 10 years from date of grant, with expiration dates currently ranging from August 23, 2010 to August 23, 2012. As of December 31, 2006, the Company has granted the maximum number of options under existing authorized plans. A summary of the stock option activity during the year ended December 31, 2006 is as follows:

	Number of Shares	Weighted Average Exercise Price (Yen)	Weighted Average Remaining Contractual Term (Yrs)	Aggregate Intrinsic Value (Millions of Yen)
Outstanding at beginning of the year	177,504	¥80,141		
Granted*	304	1		
Expired of cancelled	(2,404)	80,000		
Forfeited	(692)	80,000		
Exercised	(18,771)	80,000		
Outstanding at December 31, 2006	155,941	¥80,030	4.72	¥2,490
Exercisable at December 31, 2006	147,745	¥80,152	4.65	¥2,341

* The exercise price of these options was significantly below the market price on date of grant. These options expire in March 2026.

12. Fair Value of Financial Instruments

For financial instruments other than long-term loans, lease obligations and interest rate swap agreements, the carrying amount approximates fair value because of the short maturity of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of long-term debt and capital lease obligations at December 31, 2005 and 2006 are as follows:

	Millions of Yen			
	2005		**2006**	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	¥144,604	¥144,285	**¥189,613**	**¥190,805**
Lease obligation	38,523	37,228	**50,462**	**49,540**
Interest rate swap agreements	(98)	(98)	**200**	**200**

13. Supplemental Disclosures to Consolidated Statements of Cash Flows

	Millions of Yen		
	2004	2005	**2006**
Cash paid during the year for:			
Interest	¥ 8,588	¥ 4,305	**¥ 2,646**
Income tax	¥ 323	¥ 2,252	**¥ 4,619**
Cash acquisitions of new subsidiaries:			
Fair value of assets acquired	¥ 1,688	¥35,435	**¥96,520**
Liabilities assumed	(1,245)	(23,386)	**(40,383)**
Cash paid, net of cash acquired	¥ 443	¥12,049	**¥56,137**
Property acquired under capital leases during the year	¥12,561	¥15,872	**¥17,442**

14. Commitments

The Company has guaranteed payment of certain loans for certain of its equity method affiliate investees and a cost method investee. Certain of guarantees are based on an agreed upon proportionate share of the bank loans among certain of the entities' shareholders, considering each of their respective equity interest. The term of the guarantees are up to 10 years and the aggregate guaranteed amounts were ¥179 million, ¥11,074 million and ¥8,848 million as of December 31, 2004, 2005 and 2006, respectively. Management believes that the likelihood the Company would be required to perform or otherwise incur any significant losses associated with any of these guarantees is remote.

Independent Auditors' Report

To the Shareholders and the Board of Directors of
Jupiter Telecommunications Co., Ltd. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Jupiter Telecommunications Co., Ltd. (a Japanese corporation) and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jupiter Telecommunications Co., Ltd. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

KPMG AZSA & Co.

Tokyo, Japan
March 27, 2007

Operational Data

Years ended December 31

Consolidated Base

	Households				
	2002	2003	2004	2005	**2006**
Homes Passed[*1]					
Cable-television	5,350,900	5,489,300	6,287,800	7,296,600	**9,206,100**
Sapporo area	332,200	332,200	354,500	410,000	**424,900**
Kanto area	2,966,600	3,050,000	3,472,100	4,082,200	**4,401,200**
Kansai area	1,637,000	1,691,500	2,011,600	2,336,700	**3,791,000**
Kyushu area	415,100	415,600	449,600	467,700	**589,000**
High-speed Internet	5,290,300	5,477,700	6,276,200	7,288,000	**9,206,100**
Sapporo area	271,600	320,600	343,000	401,400	**424,900**
Kanto area	2,966,600	3,050,000	3,472,000	4,082,200	**4,401,200**
Kansai area	1,637,000	1,691,500	2,011,600	2,336,700	**3,791,000**
Kyushu area	415,100	415,600	449,600	467,700	**589,000**
Telephony	2,755,300	3,932,400	5,799,200	6,624,100	**9,166,400**
Sapporo area	—	—	—	401,400	**424,900**
Kanto area	1,940,300	2,367,100	3,348,700	3,626,000	**4,387,100**
Kansai area	685,800	1,298,700	2,001,400	2,129,500	**3,765,800**
Kyushu area	129,200	266,600	449,100	467,200	**588,600**
Number of services offered					
Cable-television	1,323,200	1,418,700	1,482,600	1,684,900	**2,109,300**
Sapporo area	67,500	73,800	76,900	80,900	**81,800**
Kanto area	773,800	844,000	891,800	1,026,900	**1,095,300**
Kansai area	388,300	404,500	416,100	473,400	**796,800**
Kyushu area	93,600	96,400	97,800	103,700	**135,400**
Digital	—	24,300	232,000	620,800	**1,088,900**
Sapporo area	—	900	4,300	18,600	**33,800**
Kanto area	—	16,900	143,600	394,600	**576,600**
Kansai area	—	5,400	74,800	175,700	**415,500**
Kyushu area	—	1,100	9,300	31,900	**63,000**
High-speed Internet	476,700	596,500	708,600	864,200	**1,108,800**
Sapporo area	9,500	18,300	24,800	31,700	**36,200**
Kanto area	298,600	371,800	441,800	541,600	**605,600**
Kansai area	144,800	176,300	206,000	248,900	**408,200**
Kyushu area	23,800	30,100	36,000	42,000	**58,800**
Telephony	339,700	527,400	726,500	911,300	**1,119,900**
Sapporo area	—	—	—	17,000	**29,600**
Kanto area	259,000	362,400	476,100	570,600	**664,400**
Kansai area	70,900	141,200	208,200	265,400	**339,400**
Kyushu area	9,800	23,800	42,200	58,300	**86,500**
Total RGUs[*2]	2,139,600	2,542,600	2,917,700	3,460,400	**4,338,000**
Sapporo area	77,000	92,100	101,700	129,600	**147,600**
Kanto area	1,331,400	1,578,200	1,809,700	2,139,100	**2,365,300**
Kansai area	604,000	722,000	830,300	987,700	**1,544,400**
Kyushu area	127,200	150,300	176,000	204,000	**280,700**

	Households				
	2002	2003	2004	2005	**2006**
Total number of subscribers[*3]	1,484,100	1,634,100	1,744,800	2,002,800	**2,512,200**
Sapporo area	69,900	78,700	83,900	90,800	**94,600**
Kanto area	882,500	980,300	1,052,400	1,216,800	**1,316,600**
Kansai area	432,100	467,800	495,300	572,700	**940,500**
Kyushu area	99,600	107,300	113,100	122,500	**160,500**
Bundle ratio (Average RGUs per customer)	1.44	1.56	1.67	1.73	**1.73**
Penetration rate[*4]					
Cable-television	24.7%	25.8%	23.6%	23.1%	**22.9%**
Digital	—	0.4%	3.7%	8.5%	**11.8%**
High-speed Internet	9.0%	10.9%	11.3%	11.9%	**12.0%**
Telephony	12.3%	13.4%	12.5%	13.8%	**12.2%**
Total number of subscribers	27.7%	29.8%	27.7%	27.4%	**27.3%**
Average monthly churn rate[*5]					
Cable-television	1.7%	1.6%	1.3%	1.2%	**1.1%**
High-speed Internet	1.1%	1.3%	1.2%	1.3%	**1.3%**
Telephony	1.1%	0.9%	0.8%	0.7%	**0.8%**
ARPU[*6] (Yen)					
Cable-television	¥4,335	¥4,634	¥4,703	¥4,874	**¥5,094**
High-speed Internet	¥5,530	¥5,157	¥4,807	¥4,854	**¥4,788**
Telephony	¥3,789	¥3,533	¥3,307	¥3,163	**¥2,979**
Average revenue per unit per month	¥6,230	¥6,820	¥7,123	¥7,538	**¥7,787**
Breakdown of service bundling					
Cable-television only	56.0%	47.9%	40.9%	37.5%	**33.9%**
High-speed Internet only	5.3%	5.5%	5.7%	6.1%	**6.4%**
Telephony only	3.6%	4.9%	5.7%	5.7%	**6.5%**
Cable-television + High-speed Internet	15.8%	14.2%	11.7%	10.8%	**9.3%**
Cable-television + Telephony	8.2%	10.6%	12.8%	13.6%	**14.7%**
High-speed Internet + Telephony	1.9%	2.7%	3.6%	4.0%	**4.5%**
Triple	9.1%	14.0%	19.5%	22.2%	**24.8%**

Both the number of homes passed and the number of subscribing households are rounded to the nearest hundred.
The average monthly churn rate in FY2006, ARPU and breakdown of service bundling exclude the Cable West Group.
*1: The number of households that are connected to the network and can receive our services
*2: Total number of revenue generating units (RGUs) for services supplied
*3: The number of households subscribed to one or more services
*4: Subscription rate (%) = the number of subscriber households / the number of homes passed X 100
*5: Monthly number of disconnects from a service / the monthly weighted average number of subscribers / 12
*6: Monthly average revenue per household unit (ARPU)

Area Data

Subsidiaries/Service Areas (As of April 1, 2007)



Sapporo
Kanto
Kansai
Kyushu

<23 Managed Franchises>

Sapporo
J:COM Sapporo Co., Ltd.

Kanto region
J:COM Tokyo Co., Ltd.
J:COM Shonan Co., Ltd.
Tsuchiura Cable Television Co., Ltd.
J:COM Saitama Co., Ltd.
J:COM Chiba Co., Ltd.
J:COM Kanto Co., Ltd.
Chofu Cable Inc.
J:COM Setamachi Co., Ltd.
Sakura Cable TV Co., Ltd.

Kansai region
J:COM Kansai Co., Ltd.
Hokusetsu Cable Net Co., Ltd.
Cable Net Kobe Ashiya Co., Ltd.
Cable West Inc.
Suita Cable Television Co., Ltd.
Toyonaka Ikeda Cable Net Co., Ltd.
Takatsuki Cable Network Co., Ltd.
Higashi-Osaka Cable Television Co., Ltd.
Kitakawachi Cable Net Co., Ltd.

Kyushu region
Cable Vision 21 Inc.
J:COM Kita-Kyushu Co., Ltd.*
Cable Net Shimonoseki Co., Ltd.*
Fukuoka Cable Network Co., Ltd.*

* indicates equity-method affiliates and the remaining are subsidiaries.

<8 Unconsolidated Managed Franchises, etc.>
@NetHome Co., Ltd.
Kansai Multimedia Service Co., Ltd.
J:COM Technologies Co., Ltd.
J:COM Finance Co., Ltd.
Jupiter VOD Co., Ltd.*
Japan Digital Serve Corp.*
KADOKAWA - J:COM Media Co., Ltd.*
Green City Cable Television Co., Ltd.*

History

1995	Jan.	Jupiter Telecommunications Co., Ltd. was founded as a joint venture involving Sumitomo Corporation and Tele-Communications International, Inc. (now known as Liberty Global, Inc.)
	Mar.	Started launching cable television services.
1997	July	Started launching telecommunications services in some regions.
1999	Jan.	Started launching high-speed Internet services for broadband cable.
2000	Sept.	Integrated TITUS Communications Corporation.
2003	Sept.	Started launching Internet service with maximum downstream speed of 30Mbps, J:COM NET Premier.
	Dec.	Launched the digital services including terrestrial digital broadcasting in all stations in Kanto and Kansai areas.
2004	Apr.	Started launching a digital service, J:COM TV Digital.
	May	Invested in Jupiter VOD Co., Ltd.
2005	Jan.	Started launching a VOD service, J:COM On Demand.
	Mar.	Went public on the JASDAQ exchange.
	Apr.	Started launching primary IP phone services.
	Oct.	Achieved 2 million total subscribing households.
	Dec.	Achieved 1 million total subscribing households for a fixed phone service, J:COM Phone.
2006	Mar.	Started launching a mobile service, J:COM MOBILE powered by WILLCOM.
	Apr.	Started launching a new service of J:COM TV Digital High-Definition Recorder (HDR).
	Apr.	Commenced J:COM TV Digital InteracTV.
	Sept.	Acquired the management rights to Cable West Inc.
	Sept.	Exceeded 2.5 million total subscribing households.
	Dec.	Launched J:COM TV Digital Compact, a pared-down alternative to J:COM TV Digital.
2007	Apr.	Started offering very fast Internet access service “High-Grade 160Mpbs Type” in some regions of Japan.

Service Guide (As of April 1, 2007)

J:COM TV

Service name and monthly fees				Features
J:COM TV Digital		Basic Channels	(79ch)	Terrestrial digital, terrestrial analog*1, BS digital, cable digital*2, original channels
¥4,980 (¥5,229 with tax)		InteracTV	(-)	Offers information pertinent to daily life such as the latest news and weather reports
	●	Optional Channels	(18ch)	Digital WOWOW, Star Channel BS, etc.
HDR + ¥800 (¥840 with tax)	●	VOD	(7,200 titles)	Programs can be viewed around the clock Premium On Demand, Monthly On Demand, and Free On Demand (free service)
	●	PPV	(4ch)	Subscribers can purchase programs on a pay-per-view basis
	●	HDR	(-)	Dual tuner and set-top box with a built-in 256GB hard disk High-definition content, recording of a program while watching another one, recording of two programs in competing time slots simultaneously, and a Timeshift function that enables viewers to easily replay programs that are in the midst of being recorded.
J:COM TV Digital Compact		Basic Channels	(53ch)	Terrestrial digital, BS digital, cable digital*2
¥4,180 (¥4,389 with tax)	●	Optional Channels	(14ch)	Digital WOWOW, Star Channel BS, etc.

*1: Viewable with a regular internal television tuner
*2: Hitherto broadcast via CS satellite, digital cable has been switched to a terrestrial optical transmission network. Accordingly, the service name has changed since December 2005.
• Services that levy an additional fee

J:COM NET

Service name and monthly fees	Speed (best effort)	Basic services
J:COM NET Premier ¥5,500 (¥5,775 with tax)	30 Mbps download, 2 Mbps upload	Flat rate (unlimited access), up to a maximum of 5 additional email addresses Free security services Email antivirus scanning, Firewall, Homepage antivirus scanning, Spam filtering, Content filtering/parental control*2 Free utility services Web email, Mobile access, Homepage creation tools, SNS service (@mypage)*3
J:COM NET ¥4,980 (¥5,229 with tax)	8 Mbps download, 2 Mbps upload	
J:COM NET Hikari*1	100 Mbps download, 100 Mbps upload	
J:COM LightNet ¥2,750 (¥2,888 with tax)	256 Kbps download, 128 Kbps upload	
High-Grade 160Mpbs Type*4 ¥6,000 (¥6,300 with tax)	160 Mbps download, 10 Mbps upload	

*1 J:COM NET Hikari is a service aimed at apartments, condominium complexes and other MDUs; rates are set according to the age of the building, the number of rooms, installation conditions and the type of contract with rental/lease property owners and property management associations.
*2 The content filtering service provides control over access to inappropriate websites.
*3 The purpose of the Social Networking Service (SNS) is to provide a community site where users with common interests and topics can interact and exchange information over the Internet.
*4 We started offering this service in parts of our Kansai service area from April 2007.

J:COM PHONE J:COM MOBILE powered by WILLCOM

Service name and monthly fees	Calling fees
J:COM PHONE Basic monthly fee ¥1,330 (¥1,397 with tax)*1	Calling to a regular phone. Within the (same) city: ¥7.9 (¥8.3 with tax). Outside the city: Up to 15% off from NTT*2 Calling to a J:COM PHONE. Within the (same) city: ¥5.0 (¥5.3 with tax). Outside the city: Up to 50% off from NTT*2 Calling to a mobile phone. NTT DoCoMo: ¥52.5 (¥55.1 with tax). au: ¥54 (¥56.7 with tax)
J:COM MOBILE Basic monthly fee ¥2,762 (¥2,900)*3	Calling to a mobile phone number that starts 070 (including J:COM MOBILE): Free Calling to another mobile phone: ¥12.5 (¥13.1 with tax) per 30 seconds

*1: No joining fee; a second line is available for ¥665 (¥698 with tax) per month
*2: The above rates are for a three-minute call
*3: Subscribers to other J:COM services are eligible for a ¥275 discount from the total package cost for the first phone and a ¥1,075 discount for the second phone

Package plan fees (examples)

J:COM TV digital + J:COM NET premier (30Mbps) + J:COM PHONE + J:COM MOBILE powered by WILLCOM = ¥12,890 (¥13,535 with tax) ¥1,766 discount (tax inclusive)

J:COM TV digital + J:COM NET premier (30Mbps) + J:COM PHONE = ¥10,390 (¥10,910 with tax) ¥1,491 discount (tax inclusive)

Network Configuration

HFC (Hybrid Fiber Coaxial) Network


Kansai Region
Sanda
Hokusetsu
Hokusetsu Hub
Takarazuka
Takatsuki
Kobe/Ashiya
Toyonaka/Ikeda (Ikeda)
Toyonaka/Ikeda (Toyonaka)
Suita
Kitakawachi (Shinobugaoka)
Kitakawachi (Danchi)
Osaka Central Master HE
Higashi-Osaka
OCT
Kawachi Master HE
Sakai
Wakayama
Kawachi Hub
Wakayama Hub
Rinku
Izumi
Sapporo
Kansai
Kanto
Kyushu
Kanto Region
Maebashi
Takasaki
Omiya
JMC Master HE (Nerima)
Tsuchiura
Urawa/ Yono
Nishi-Tokyo
Koganei/ Kokubunji
Kashiwa
Itabashi
Sagamihara
Chofu
Suginami
Sumida
Yamato
Setamachi
Urayasu
Yachiyo
Shonan
Samukawa
Kisarazu
Yokosuka
Kyushu Region
Yahata Hub (Kitakyushu)
Shimonoseki
FCN Master HE
Kokura Hub (Kitakyushu)
Chuo Hub
Nishi Hub (FCN/CV21)
Hakata Hub (FCN/CV21)
Master Headend
Headend

Cable TV Network


Cable television provider J:COM
Optical Transmission Network
Program suppliers
Optical Fiber
Headend
Optical Fiber
Coaxial Cable
Subscriber homes

Very Fast Internet Connection Service (High-grade 160Mpbs Type)

System diagram (Channel-bonding capability*1)


J:COM
Subscriber homes
Headend Center
Modem
J:COM's Existing HFC Network
(CATV Network)
30M or 40Mbps
30M or 40Mbps
30M or 40Mbps
30M or 40Mbps
Pre-DOCSIS*2 Modem
Download speeds of 120-160Mbps
Four bundled channels

*1: A function in which multiple DOCSIS signals are combined (i.e., "bonded") multiplying the speed of conventional DOCSIS data transmission telephony service

*2: Data Over Cable Service Interface Specification (DOCSIS): Specifications for performance of high-speed data communications over a CATV network

FMC (Fixed Mobile Convergence) Services


Commercial service concept
J:COM
Optical Fiber
J:COM PHONE
Software Switch
FMC Server
Fixed-line Phone Network
Mobile Telecommunications Network
Coaxial Cable
Wireless LAN
(access point)
EMTA*
Indoors, the mobile handset connects to a fixed-line telecommunications network (can also connect to a mobile telecommunications network as a mobile phone/PHS phone)
Outdoors, the mobile handset connects to a mobile telecommunications network as a mobile phone/PHS phone
J:COM PHONE
(Primary IP phone)
*Embedded Media Terminal Adaptor
Integrated cable modem/IP phone device

J:COM Group

(As of December 31, 2006)

		Name	Paid-in Capital (Yen in millions)	Percentage of voting rights directly or indirectly owned by us (%)
Managed systems (24)				
Cable Television Services	Consolidated (23)	J:COM Tokyo Co., Ltd.	7,524	95.73
		Cable Vision 21 Inc.	2,767	97.95
		J:COM Kita-Kyushu Co., Ltd.	2,447	84.29
		Hokusetsu Cable Net Co., Ltd.	2,000	100.00
		Tsuchiura Cable Television Co., Ltd.	1,500	70.33
		J:COM Kansai Co., Ltd.	15,500	84.24
		J:COM Shonan Co., Ltd.	5,772	82.57
		Cable Net Kobe Ashiya Co., Ltd.	2,900	54.05
		J:COM Saitama Co., Ltd.	1,600	86.16
		J:COM Kanto Co., Ltd.	15,057	100.00
		J:COM Sapporo Co., Ltd.	8,800	85.85
		Chofu Cable Inc.	2,525	92.09
		J:COM Chiba Co., Ltd.	3,395	74.50
		Cable Television Kobe, Inc.	3,000	89.90
		J:COM Setamachi Co., Ltd.	1,000	100.00
		Cable Net Shimonoseki Co., Ltd.	1,000	63.41
		Sakura Cable TV Co., Ltd.	1,589	90.57
		Cable West Inc.	5,658	95.57
		Takatsuki Cable Network Co., Ltd.	1,828	91.28
		Higashi-Osaka Cable Television Co., Ltd.	1,560	91.89
		Suita Cable Television Co., Ltd.	2,105	88.30
		Toyonaka Ikeda Cable Net Co., Ltd.	1,500	87.37
		Kitakawachi Cable Net Co., Ltd.	500	95.57
	Affiliate (1)	Fukuoka Cable Network Co., Ltd.	2,000	45.00
Non-managed systems and others (8)				
Internet Services	Consolidated	@NetHome Co., Ltd.	7,800	100.00
Financial Services	Consolidated	J:COM Finance Co., Ltd.	3	100.00
Consultant of System Development and Operation	Consolidated	J:COM Technologies Co., Ltd.	490	100.00
Internet Services	Consolidated	Kansai Multimedia Services Co., Ltd.	480	76.50
Cable Television Services	Affiliate	Green City Cable Television Co., Ltd.	1,000	20.00
Provider of VOD Contents for CATV Systems	Affiliate	Jupiter VOD Co., Ltd.	1,140	50.00
Distribution Network Services	Affiliate	Japan Digital Serve Corp.	2,250	21.32
Ad Agency/ Publishing Services	Affiliate	KADOKAWA-J:COM Media Co., Ltd.	100	50.00

Business Risks

The J:COM Group faces certain risks in its business activities, which are outlined below, that could materially impact the judgment of investors in assessing its shares. However, all risks related to the Group are not contained herein, as there are some risks that exist but are not included in this section. We are taking every step within reason to avoid these kinds of risks.

Unless otherwise clearly stated, the forward-looking statements in the following section are based on judgments, targets, hypotheses based on forecasts and certain assumptions we held as of March 27, 2007. We cannot guarantee the future will unfold exactly as we have forecast.

(1) Changes in the Natural Environment

Interruption of Group services caused by man-made or natural disasters

The services provided by our Group could be disrupted by fires, earthquakes, floods, electric power blackouts, network software defects, unauthorized break-ins, computer viruses and the severance of cables. In addition, our services could be cut off in cases when the networks or other facilities of third parties through which we provide our services are damaged or otherwise disabled. These services include programming distribution as well as Internet-related services and telephony services. Our Group strives to maintain back-up systems for our networks and hosting facilities, but in cases when our service and provider technology infrastructure or those supplied to our Group are harmed, our operating activities could be halted. The fallout from these kinds of events could erode confidence in our Group and have a material impact on our financial condition and earnings performance.

(2) Changes in the Market Environment

1. The Group's businesses face intensifying competition from operators that offer services similar to those we offer

We expect competition with existing rivals and new entrants to intensify going forward as a result of a series of deregulatory measures introduced over the past several years and strategic acquisitions within the industry as well as the formation of alliances and collaborative relationships. As a result of fiercer competition, there could be an increase in cancellations by existing subscribers and a slowing in new subscriber acquisition, and this could lead to greater price competition. Any of these factors could affect our Group's financial condition and earnings performance.

The law concerning broadcasting and telecommunications services that was formulated in 2001 and took effect in January 2002 opened the way for the retransmission of television broadcasts through the telecommunications facilities of third parties. Using their telecommunications facility platforms, broadband companies have been able to widen their scope of operations from broadband Internet services to encompass the distribution of video services. If incumbent competitors and potential rivals were able to offer high-quality bundled services through DSL, FTTH or other platforms at lower prices than does our Group, we could lose existing or potential subscribers. Moreover, not only are the bundled services we offer exposed to competition from similar services offered by other companies, each of the services that comprise our bundled services is also exposed to severe competition.

2. Slowing pace of market expansion

The CATV and high-speed Internet service access markets have exhibited steady expansion in recent years, but there were signs in the fiscal year under review that the growth rates of these markets are slowing. We will continue to move ahead with our growth strategy, but as a result of various factors, our growth rate may not stay at the same level as before, or the expansionary trend of these markets could stall and they may not grow at all. A slowing in the growth of these markets or a contraction in demand could have a substantial adverse impact on our financial condition and our earnings performance.

3. Stronger statutory regulation

CATV operators as well as telecommunications carriers providing Internet access service and telephony service are subject to many statutory regulations in Japan. The operations of our Group require the authorization by, registration with, or notification to the Minister of Internal Affairs and Communications, commonly referred to as the MIC. If our Group does not comply with the applicable rules and regulations or the terms of licensing, our authorization and registration can be revoked, and we could be forced to suspend or end our operations. In such an event, our Group would no longer be able to provider services to our subscribers through our network.

Amendments to the Telecommunications Business Law that came into effect in April 2004 made it easier for companies to enter the Internet access and telephony services

markets. These amendments abolished the type-1 carrier and type-2 carrier classifications in the telecommunications industry as well as scrapped the requirement that companies obtain government authorization for entry into the type-1 carrier business. They also ended, in principle, the requirement that telecommunications companies formulate and notify the MIC of the terms and conditions of their rate schemes and contracts. Moreover, the Law Concerning Broadcast on Telecommunications Service that took effect in January 2002 enabled even broadcasters that do not own facilities to enter a service agreement with the NTT Group or other incumbent telecommunications carriers to lease their facilities to offer broadcasting services. Such amendments or regulatory revisions, or changes in the interpretation or application of them by the MIC, could encourage the entrance of new competitors, and this could have an adverse impact on our Group's competitive strength. Furthermore, the Cable Television Broadcast Law, the Telecommunications Business Law, the Law Concerning Broadcast on Telecommunications Service, relevant ministry ordinances and other rules and regulations affect the current relationship between our Group and the NTT Group and other incumbent telecommunications carriers, and we cannot rule out the risk of amendments to these that would impose restrictions on our Group's operations. Such amendments could, we think, impact the financial condition of our Group and our operating results.

(3) Changes in the Transaction Environment Facing the Group

1. Difficulties in procuring content for CATV

Our Group procures content for our CATV services from third parties. In many cases, we obtain content based on short-term broadcast licensing contracts with individual content providers that extend from one year up to three years in length, and with some exceptions, these licensing contracts are not exclusive. For us to continue to offer content to our subscribers, we must maintain positive relationships with content providers. In cases when these relationships are ended, or when a content provider does not adequately discharge its obligation to supply content and our Group is unable to procure content from an alternative provider, or when our Group is able to procure content but not at a reasonable price, our Group may encounter difficulties in obtaining attractive content and, as a result, lose existing subscribers as well as potential subscribers.

2. Use of network infrastructure is discontinued

Our Group operations are predicated on NTT Group and regional electric power companies continuing to allow us to use their telephone and utility poles and road owners or roadway administrators continuing to allow us to use the common space under roadways. The operation of a portion of our Group's network relies on the continued usage of the optical fiber network of other companies [NTT Group, regional electric power companies, Japan Digital Service and other parties] that connect at least two of our headends, or that connect some of our headends to third-party telecommunications facilities. If we were unable to renew contracts with third parties concerning the use of telephone poles or optical fiber cables, or if the owners of telephone poles were unable to maintain the use of the telephone poles, or if the provider of optical fiber networks leased to our Group were unable to maintain the leased optical fiber cables in good condition, our Group could be forced to discontinue providing services to our subscribers or shoulder substantial expenses from building an alternative network.

3. Delays or defects in hardware manufactured by outsourcers

We source the hardware necessary to provide our Group's existing and new services from a small number of equipment suppliers. For example, the development and production of the digital set-top boxes necessary to provide our digital services, a new service area that we seek to expand, are currently consigned to three outside companies. If the suppliers of this hardware failed to deliver the equipment on schedule or manufactured defective equipment, these mishaps could lower our CATV service revenues and damage the reputation of our Group. In such cases, if an equipment shortage led to a deterioration of our relationship with the consigned suppliers, this could delay our procurement of the hardware needed to provide services to our customers, or render the procurement of this hardware unworkable, or make the extension of our existing service and the provision of new services unfeasible. Such events could harm the financial condition and earnings performance of our Group.

Corporate Information (As of Dec. 31, 2006)

Headquarters: Shiba NBF Tower, 1-1-30 Shiba Daimon, Minato-ku, Tokyo 105-0012, Japan

Date of Establishment: January 18, 1995

Paid-in Capital: 115.2 billion yen

Number of Employees: 8,653 (Group Total)
The number of employees is the total for all the consolidated companies based on U.S. GAAP.

Brand Name: J:COM

Stock Information (As of Dec. 31, 2006)

Stock Listing: JASDAQ Securities Exchange

Code: 4817

Number of Shares Outstanding: 6,382,611.74

Number of Shareholders: 14,548

Transfer Agent and Registrar: The Sumitomo Trust and Banking Co., Ltd.
Stock Transfer Agency Department
4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8233, Japan

Major Shareholders (As of Dec. 31, 2006)

Shareholders	Number of Shares Owned	Percentage of Total Issued Shares (%)
LGI/Sumisho Super Media, LLC.	3,987,238	62.47%
State Street Bank & Trust Co.	421,269	6.60%
State Street Bank & Trust Co. 505025	159,588	2.50%
The Chase Manhattan Bank NA, London SL Omnibus Account	135,123	2.12%
Northern Trust Company (AVFC) Sub-account American Client	100,070	1.57%
Goldman Sachs International	98,433	1.54%
The Master Trust Bank of Japan, Ltd.	94,136	1.47%
Goldman Sachs and Company Regular Account	79,245	1.24%
Matsushita Electric Industrial Co., Ltd.	78,694	1.23%
MITSUI & CO., LTD.	78,694	1.23%

J:COM Mission Statement

At J:COM, it is our mission to provide video, voice and high-speed Internet access services through our advanced broadband networks, while offering the benefits of digitalization through a variety of high quality products that meet our customers' needs and to add rich entertainment and information experiences to our customers' lives.

We understand that our relationships with our customers and local communities are core elements of our business foundation, and we will continue to nurture these precious assets.

Recognizing the importance that local communities place on the credibility of a service provider, we pursue further growth with sound financial fundamentals, and return the benefits of our business activities to local communities, shareholders and employees. Ultimately, we strive to become an excellent company that actively contributes to society.

J:COM Activity Guidelines

- **Compliance** — All employees of J:COM are required to comply with customary laws and regulations as well as with the company's rules and directions.
- **Local Communities** — All employees of J:COM should understand the social values of each community, and should fulfill the obligations and responsibilities required to build relationships of mutual trust with communities and contribute to their development.
- **Customer-Centered Approach** — As members of a high quality information and entertainment service provider, all employees of J:COM are responsible for maintaining a customer-centered approach in order to elevate customer satisfaction.
- **Commitment** — All employees of J:COM are required to commit to achieving J:COM's mission and its corporate goals. They understand the J:COM management orientation, proposing and implementing plans for higher productivity. They continually seek out new growth opportunities through interdepartmental cooperation and information sharing, and respond rapidly to challenges with maximum flexibility.
- **Personal Development** — All employees of J:COM should be aware of the role they play within J:COM as a corporate group that provides advanced broadband services. They strive to learn and comprehend the latest information, marketplace intelligence and technologies. They realize that as they engage in various levels of information and idea exchanges through their day-to-day work, they are also pursuing personal advancement.

J:COM

Jupiter Telecommunications Co.,Ltd.

www.jcom.co.jp

Direct inquiries to:

Jupiter Telecommunications Co., Ltd., IR Dept.

Shiba NBF Tower, 1-1-30 Shiba Daimon,

Minato-ku, Tokyo 105-0012, Japan

Tel: 03-6765-8157 Fax: 03-6765-8091

e-mail: ir@jupiter.jcom.co.jp

Printed in Japan

J:COM

May 16, 2007
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES

APRIL 2007 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of April 30, 2007 served by J:COM's 23 managed franchises reached approximately 2.67 million, up 477,800, or 21.8% since April 30, 2006. The increase is attributed to growth of the subscribing households in existing service areas and the addition of newly consolidated franchises. Combined revenue generating units (RGUs) for cable television, high-speed Internet access and telephony services reached approximately 4.63 million, up 820,900 or 21.6 % since April 30, 2006. The bundle ratio (average number of services received per subscribing household) stood at 1.73 as of April 30, 2007 compared to 1.74 as of April 30, 2006, including Cable West Inc. The ratio excluding Cable West Inc. increased to 1.79 as of April 30, 2007 from 1.74 since April 30, 2006. Details are provided in the table below:

Year-Over-Year Subscribing Household Comparisons: *(Rounded to the nearest hundred)*

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of April 30, 2007	2,210,400 Digital:1,243,500	1,179,500	1,236,100	4,626,000	2,667,100
As of April 30, 2006	1,828,900	949,300	1,026,900	3,805,100	2,189,300
Net year-over-year increase	381,500	230,200	209,200	820,900	477,800
Net increase as percentage	20.9%	24.2%	20.4%	21.6%	21.8%

Results for J:COM's consolidated subsidiaries are noted below:
Total consolidated subsidiaries: 22 franchises; 40 systems:

Consolidated Systems Total	**Revenue Generating Units**				**Total Subscribing Households**
	Cable Television	**High-Speed Internet Access**	**Telephony**	**RGU Total**	
As of April 30, 2007	2,124,200 Digital:1,201,100	1,138,300	1,180,800	4,443,300	2,556,600
As of April 30, 2006	1,717,600	900,900	964,600	3,583,100	2,055,100
Net year-over-year increase	406,600	237,400	216,200	860,200	501,500
Net increase as percentage	23.7%	26.4%	22.4%	24.0%	24.4%

About J:COM
Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 2.67 million subscribing households (as of April 30, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 23 managed franchises (as of April 30, 2007) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is 9.81 million (of which Cable West group has approximately 1.4 million as of April 30, 2007). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

May 22, 2007

Gentlemen:

Company Name: Jupiter Telecommunications Co., Ltd.
(JASDAQ Code No: 4817)
Representative Director/President: Tomoyuki Moriizumi
For inquiries: K. Kobayashi, GM, IR Dept.
Phone: 03-6765-8157

Notice regarding the Merger

We hereby provide notice that we have resolved in our board of directors meeting held on May 22, 2007 to merge, expected on September 1, 2007, with Jupiter TV Co., Ltd. (hereinafter referred to as "New Jupiter TV") to be newly established by an incorporation-type demerger of Jupiter TV Co., Ltd.

1. Purpose of Merger

We are the largest multiple system operator in Japan providing cable television, high-speed internet access, telephony and mobile services to approximately 2.67 million subscribing households in the Sapporo, Kanto, Kansai, and Kyushu regions through 23 managed franchises and 41 operators (as of April 30, 2007).

Jupiter TV Co., Ltd. is the largest multiple channel operator in Japan, and by owning investment in the specialized channel providers, produces, manages and distributes 17 channels through various distribution infrastructures, principally cable and direct-to-home satellite service providers. We are currently supplied by Jupiter TV Co., Ltd. with 17 channels and distribute them to our cable television service subscribers through our group's own network. New Jupiter TV is planned to be established by the demerger, expected on July 2, 2007, and will take over 16 channels of the 17 channels currently distributed by Jupiter TV Co., Ltd. and distribute such channels through various distribution infrastructures, principally cable and direct-to-home satellite service providers.

The merger between us, the cable television operator, and New Jupiter TV, the program

supply business operator, will enable us to provide services in the multiple pay channel broadcasting market consistently from the program producing and supplying business to the program distribution business to the customer. By this, we will make maximum use of our management resources such as financial power, customer base and sales systems which make it possible for us to understand directly the needs of customers and, through production, organization and distribution of high-quality attractive television programs, increase the number of our cable television subscribing households as well as intensify and differentiate our services. At the same time, we will promote the expansion of the business of cable television operators (other than our group) and direct-to-home satellite service providers.

In addition, we will also aim for the expansion of our cable television business and the program supply business to enhance our corporate value by activating the multiple pay channel broadcasting market with higher quality of the programs as the driving force.

2. Merger Outline

(1) Merger Timeline

Board Meeting to approve the basic agreement regarding the merger	- Tue., May 22, 2007
Execution of the basic agreement regarding the merger	- Tue., May 22, 2007
Demerger of Jupiter TV Co., Ltd.	- Mon., July 2, 2007 (expected)
Registration of the establishment of New Jupiter TV	- Mon., July 2, 2007 (expected)
Board Meeting to approve the merger agreement	- Tue., July 17, 2007 (expected)
Execution of the merger agreement	- Tue., July 17, 2007 (expected)
Effective date of the merger	- Sat., Sept. 1, 2007 (expected)
Date of the transfer of the share certificates	- Sat., Sept. 1, 2007 (expected)
Date of the registration of the merger	- Mon, Sept. 3, 2007 (expected)

We plan to merge without shareholder approval pursuant to Clause 3, Article 796 of Corporate Law (summary merger). The timeline is subject to change through mutual consultation and agreement by the two companies if compelling situations arise.

(2) Merger Scheme

Under the demerger of Jupiter TV Co., Ltd., New Jupiter TV is to be established and is to take over all of the program supplying business operations of Jupiter TV Co., Ltd. other than those related to the business of Jupiter Shop Channel Co., Ltd., JBS Limited, On-Line TV Co., Ltd. and ep Broadcasting Corporation (i.e., taking over the investment in and management of 16 channels), provided that 50% of the shares of Jupiter Satellite Broadcasting Co., Ltd. will not be transferred. Following such demerger, we will merge with New Jupiter TV by an absorption-type merger and become the surviving company. For details, please refer to the attachment.

(3) Merger Ratio

Company Name	Jupiter Telecommunications Co., Ltd. – surviving company	New Jupiter TV – expired company
Merger Ratio	1	1.40665

(Note 1) 1.40665 common shares of Jupiter Telecommunications Co., Ltd. will be allocated to 1 common share of New Jupiter TV.

(Note 2) The number of the shares of New Jupiter TV to which our shares will be allocated is 360,681.

(Note 3) Any fractional shares that may be included in the total number of our shares to be allocated to each shareholder of New Jupiter TV will be rounded down, and no cash will be paid for such fractional shares.

(Note 4) Number of the new shares to be issued by merger (expected)
Common Stock: 507,351

(4) Basis for and process of merger ratio

① Basis for and process of calculation

As part of our effort to negotiate and determine a fair merger ratio for our shareholders, we considered from various perspectives certain factors including the market prices of our shares, the financial condition and the business performance of both companies, and the evaluation of the assets and liabilities of both companies through the due diligence process. We also sought valuation analysis advice in connection with our determination of the merger ratio from its financial advisors, Nikko Cordial Securities Inc. ("Nikko Cordial") and Goldman Sachs Japan Co., Ltd. ("Goldman Sachs").

Nikko Cordial analyzed the merger ratio through analyzing the value of our shares by using the market stock price method (averages of the closing prices over the past one, three and six months respectively from May 18, 2007), the DCF (discounted cash flow) method and comparable listed company method, and the value of shares of New Jupiter TV by using past financial information, the DCF (discounted cash flow) method and comparable listed company method. Nikko Cordial has made such analyses on the assumption that the financial forecasts are reasonably prepared on a basis reflecting the best currently available estimates and judgments of our management. In addition, Nikko Cordial reviewed the industrial circumstances of the media contents industry and performed such other studies and analyses as it considered appropriate.

Nikko Cordial's analyses were provided to our board of directors solely for the use of our board of directors and neither New Jupiter TV nor any other party may rely on such valuation analyses.

In performing its analysis of share value of us and New Jupiter TV, Goldman Sachs considered, among other things certain historical financial information for us and Jupiter TV Co., Ltd., certain internal financial forecasts and analyses provided by our management, prices and trading activity of our common shares, as well as implied valuations derived through a discounted cash flow analysis and an EBITDA multiple analysis. In its valuation analysis, Goldman Sachs used financial forecasts which were provided by our management taking into account historical performance and the industry environment, and estimates provided by our management as to synergies expected from this business combination. Goldman Sachs has made such analyses based on the assumption that the financial forecasts relating to us and Jupiter TV Co., Ltd. and the estimates of synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of our management. Goldman Sachs also has held discussions with our management regarding their assessment of the strategic rationale for, and the potential benefits of, the merger, and the past and current of the business operations, financial condition and future prospects of us and New Jupiter TV. In addition, Goldman Sachs compared certain information for us and New Jupiter TV with financial and stock market information for certain other companies the securities of which are publicly traded, reviewed the financial

terms of certain recent business combinations in the media contents industry specifically and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

Goldman Sachs's analyses were provided to our board of directors solely for the use of our board of directors and neither New Jupiter TV nor any other party may rely on such valuation analyses.

Following its consideration as described above, including receipt of valuation analyses, and further negotiations with Jupiter TV Co., Ltd., we agreed with Jupiter TV Co., Ltd. upon the merger ratio of 1.40665 shares of our common stock per one New Jupiter TV common stock, and such merger ratio was resolved by our board of directors at meetings held on the date hereof.

Note: With respect to financial projections as assumptions in the discounted cash flow analysis, large fluctuations in profit (i.e., a projected increase or decrease in profit in any fiscal year of 30% or more when compared to the previous fiscal year) in the five fiscal years from the merger were not predicted.

② Relationship with advisors

Neither Nikko Cordial nor Goldman Sachs is a related party of us.

(5) Treatment of New Jupiter TV's share purchase warrants and bonds with share purchase warrants

N.A.

3. Outline of Merging Companies

(1) Company name	Jupiter Telecommunications Co., Ltd.	Jupiter TV Co., Ltd. (New Jupiter TV)
(2) Main businesses	Management of the cable television operators which conduct cable television broadcasting business and telecommunication business, etc.	Management of program supply business for cable and direct-to-home satellite service providers, etc.

(3) Date of Establishment	January 18, 1995	July 2, 2007 (expected)
(4) Head office	1-1-30 Shiba Daimon, Minato-ku, Tokyo	4-3-1 Toranomon Minato-ku, Tokyo
(5) Title and name of representative	Tomoyuki Moriizumi, Representative Director, President & CEO	Hiroyuki Nakatani, Representative Director (expected)
(6) Capital Amount	115,232 million yen	7,934 million yen
(7) Number of shares issued	6,382,611.74 shares	360,681 shares
(8) Net asset	277,296 million yen (consolidated)	4,178 million yen (consolidated)
(9) Gross asset	625,948 million yen (consolidated)	13,491 million yen (consolidated)
(10) Account end	End of December	End of December
(11) No. of employees	8,653 (consolidated)	248 (consolidated)
(12) Major customers	General customers	Multi-channel businesses
(13) Major shareholders and shareholding ratio	LGI/Sumisho Super Media, LLC 62.47% State Street Bank and Trust Company 6.60% State Street Bank and Trust Company 505025 2.50% The Chase Manhattan Bank NA, London SL Omnibus Account 2.12% Northern Trust Company (AVFC) Sub-account American Client 1.57% Goldman Sachs International 1.54%	Sumitomo Corporation 50.00014% Liberty Programming Japan, Inc. 49.99986%
(14) Major banks	Development Bank of Japan The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking	Mizuho Corporate Bank Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd.

	Corporation Mizuho Corporate Bank Ltd. The Sumitomo Trust & Banking Co., Ltd.	Sumitomo Mitsui Banking Corporation
(15) Relationships, etc. between the merging companies	Capital relations	There will be no direct capital relationship between us and New Jupiter TV, but Sumitomo Corporation, an expected shareholder of New Jupiter TV, and Liberty Global, Inc., the wholly-owning parent company of Liberty Programming Japan Inc., an expected shareholder of New Jupiter TV, respectively own 41.34% and 58.66% of the shares of LGI/Sumisho Super Media, LLC, our largest shareholder.
	Human Relations	One of the directors of Jupiter TV Co., Ltd. who will be a director of New Jupiter TV also serves as our director.
	Business Relations	We are supplied by Jupiter TV Co., Ltd. with 17 channels, 16 channels of which we will be supplied with by New Jupiter TV.
	Classification as Related Party	N.A.

(Note: Information regarding us is that of December 31, 2006. Information regarding the capital amount, net asset and gross asset of New Jupiter TV are figures estimated by the balance sheet of Jupiter TV Co., Ltd. dated March 31, 2007, and the other information, except as otherwise stated, is that of December 31, 2006.)

(16) Performances in the recent three years (yen in millions) (US GAAP)

	Our Company			Jupiter TV Co., Ltd. (before demerger)		
Account end	December 2004	December 2005	December 2006	December 2004	December 2005	December 2006
Sales amount (consolidated)	161,346	183,144	221,915	60,480	87,644	111,843
Operating profit (consolidated)	22,592	24,475	31,582	7,653	15,971	21,843
Net profit before taxes (consolidated)	12,679	16,748	27,503	6,593	13,897	18,583
Current net profit (consolidated)	10,821	19,333	24,481	3,210	6,053	8,005
Current net profit per share (consolidated) (yen)	2,221.47	3,178.95	3,844.83	8,900.01	16,782.70	22,195.24
Dividend per share (yen)	—	—	—	—	—	—
Shareholders' equity per share (yen)	26,888.43	39,511.48	43,445.59	30,491.38	48,751.74	70,841.12

(Note : Regarding New Jupiter TV, no settled accounting figures are available as it is to be newly established by the scheduled demerger. Therefore, the foregoing chart shows the figures of Jupiter TV Co., Ltd., which is the company before the demerger, instead of those of New Jupiter TV.)

4. Outline of Merged Company

(1)	Company name	Jupiter Telecommunications Co., Ltd.
(2)	Main Businesses	Management of cable television broadcasting business,

		telecommunication business and program supply business etc.
(3)	Head office	1-1-30 Shiba Daimon, Minato-ku, Tokyo
(4)	Title and name of representative	Tomoyuki Moriizumi, Representative Director, President & CEO
(5)	Capital Amount	116,046 million yen
(6)	Gross asset (consolidated)	To be determined.
(7)	Net asset (consolidated)	To be determined.
(8)	Account end	End of December

(9) Accounting overview

Pursuant to USGAAP (SFAS141), we will account for this merger under the purchase method of accounting, and the assets acquired and liabilities assumed will be recorded at their respective fair values.

(10) Impact of merger on business performance

The impact of the merger on our business performance of 2007 will be immaterial, which is expected to be equal to approximately 2% or below of each of the sales, revenue, operating income, net income before income tax, and net income. We will provide information on the details of the impact as soon as they are confirmed.

(Note: The capital amount will not be increased by the merger. The capital amount above is that of March 31, 2007, which will be increased by the merger date due to the exercise of the share subscription right or share purchase warrants.)

5. Others

We will provide further information on the undecided matters as soon as they are decided.

Notes:

Goldman Sachs receives fees for financial advisory services. In addition, Goldman Sachs has provided certain investment banking services to Jupiter Telecommunications from time to time and received fees for such services. Goldman Sachs also may provide above-stated services to Jupiter Telecommunications and its affiliates and receive fees for such services in the future. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide any services other than investment banking services to Jupiter Telecommunications, New Jupiter TV and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Jupiter Telecommunications and New Jupiter TV for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by Goldman Sachs and has assumed such accuracy and completeness for purposes of its valuation analysis. Goldman Sachs is not an accounting firm and does not provide audit or appraisal services in connection with its analysis. Goldman Sachs' analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Jupiter Telecommunications, New Jupiter TV, Goldman Sachs or any other person assumes responsibility if future results are different from those forecast. Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Jupiter Telecommunications or New Jupiter TV or any of their respective subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of this transaction will be obtained without any adverse effect on Jupiter Telecommunications or New Jupiter TV or on the expected benefits of this transaction in any way meaningful to Goldman Sachs' analysis. Goldman Sachs' analysis does not address the underlying business decision of Jupiter Telecommunications to engage in this transaction, nor is Goldman Sachs expressing any view as to the prices at which shares of Jupiter Telecommunications will trade at any time. Goldman Sachs' analysis is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date hereof. Goldman Sachs' analysis is provided solely for the Board of Directors of Jupiter Telecommunications and such analysis does not constitute a recommendation as to how any holder of Jupiter Telecommunications or New Jupiter TV should vote with respect to such transaction.

<Attachment>

Before demerger
Jupiter TV Co., Ltd.

After demerger (as of July 2, 2007)
New Jupiter TV


Jupiter TV Co., Ltd.
Jupiter Entertainment Co., Ltd.(consolidated)
Jupiter Golf Network Co., Ltd.(consolidated)
Reality TV Japan Co., Ltd.(consolidated)
Note 1
Jupiter Satellite Broadcasting Co., Ltd. (consolidated)
JSBC2 Co., Ltd.(consolidated)
Jupiter Sports Inc (consolidated)
J-Sports LLC (consolidated)
Note 2
J SPORTS Broadcasting Corporation(equity method)
Animal Planet Japan Co.,Ltd.(equity method)
Discovery Japan Inc (equity method)
AXN Japan Inc (equity method)
InteracTV Co., Ltd (equity method)
Jupiter VOD Co., Ltd (equity method)
Satellite Service Co., Ltd
AT-X, Inc.
Kids Station Inc.
Nihon Eiga Satellite Broadcasting
Nikkei CNBC Japan, Inc
JBS Limited (consolidated)
Jupiter Shop Channel Co., Ltd (consolidated)
On-line TV Co., Ltd (consolidated)
ep Broadcasting Corporation(consolidated)
These companies will not be taken over by New Jupiter TV.
New Jupiter TV
Jupiter Entertainment Co., Ltd.(consolidated)
Jupiter Golf Network Co., Ltd.(consolidated)
Reality TV Japan Co., Ltd.(consolidated)
Note 1
Jupiter Satellite Broadcasting Co., Ltd. (consolidated)
JSBC2 Co., Ltd (consolidated)
Jupiter Sports Inc (consolidated)
J-Sports LLC (consolidated)
Note 2
J SPORTS Broadcasting Corporation(equity method)
Animal Planet Japan Co., Ltd.(equity method)
Discovery Japan Inc (equity method)
AXN Japan Inc (equity method)
InteracTV Co., Ltd (equity method)
Jupiter VOD Co., Ltd (equity method)
Satellite Service Co., Ltd
AT-X, Inc.
Kids Station Inc.
Nihon Eiga Satellite Broadcasting
Nikkei CNBC Japan, Inc.

Note 1: After the scheduled demerger, the demerging company and newly established company will each hold 50% of the shares of Jupiter Satellite Broadcasting Co., Ltd.

Note 2: The Investment in J SPORTS Broadcasting Corporation is indirectly made through Jupiter Sports, Inc.

J:COM

June 8, 2007
FOR IMMEDIATE RELEASE

J:COM TO ACQUIRE RECRUIT VISUAL COMMUNICATIONS AS A CONSOLIDATED SUBSIDIARY

STOCK TRANSFER AGREEMENT APPROVED

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, and Recruit Co., Ltd. (Recruit), announced today the conclusion of a stock transfer agreement on all shares of Recruit's 100% subsidiary, Recruit Visual Communications Co., Ltd. (RVC), to J:COM.

Background on the Share Transfer

To support its continued growth, J:COM is creating a major source of revenue by strengthening its group media advertising and merchandizing sales. In order to achieve this ambitious goal, J:COM created a new Media Business Department in March of this year. The main objective was to expand advertising income by strengthening its programming structure and establishing an advertising and merchandizing sales business model to maximize use of its own group media.

Recruit established RVC, a video production and merchandizing sales solution division in 1983. In recent years RVC has provided interactive merchandizing sales solutions using information programs on its "Act On TV – entertainment and lifestyle information for adults" broadcast via satellite and cable to over 2 million[*3] subscribing households. These solutions have enabled RVC to attract and retain advertising clients that offer high-value products and services. Recruit has approved the transfer to further add value to its business and broaden its scope of operations.

Benefits of the Share Transfer

Integrating the advertising media business of J:COM and RVC provides a strong base for J:COM to aggressively develop its advertising media business. Combining J:COM's existing media (TV, magazine, VOD, etc.) with RVC's interactive, cross-media advertising, improves J:COM's overall product lineup and enables the development of new business models. At the same time, it also provides advertising clients with

a wider variety of media and more subscribers to sell their products and services to. The synergies of J:COM and RVC will enable both companies to rapidly expand their advertising media business and better serve their customers.

[*1] As of September 2006 (Source: Hoso Journal)

[*2] As of April 2007

[*3] Excluding J:COM group subscribers

Stock Transfer Schedule

June 6, 2007	Conclusion of stock transfer agreement
July 2, 2007	First stock lot transfer completion date (planned)
	(Number of stocks to be transferred: 4,801 or 80.02%)
By March 31, 2009	Second stock lot transfer completion date (planned)
	(Number of stocks to be transferred: 1,199 or 19.98%)

About Recruit Visual Communications Co., Ltd. (RVC)

Company Name	Recruit Visual Communications Co., Ltd.
Representative	Tatsuya Suzuki, President
Headquarters	6-9-4 Shinbashi Minato-ku, Tokyo, Japan
Established	April 1, 1983
Main Business	1) "Act On TV – entertainment and lifestyle information for adults" CATV, CS and Online broadcasting operations and planning 2) Provision of merchandizing sales solutions using information programs
Employees	19 (as of April 1, 2007)
Capital	JPY300 Million

About Recruit Co., Ltd.

Company Name	Recruit Co., Ltd.
Representative	Hitoshi Kashiwaki, President & CEO
Headquarters	8-4-17 Ginza Chuo-ku, Tokyo, Japan
Established	August 26, 1963
Main Business	Human resources services and matching services linking products with consumers through information magazines, Internet and mobile communications devices
Employees	7,134 (as of April 1, 2007)
Capital	JPY3.0264 Billion

About J:COM

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 2.66 million subscribing households (as of April 30, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 23 managed franchises (as of April 30, 2007) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is 9.81 million (of which Cable West group has approximately 1.4 million as of April 30, 2007). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

June 11, 2007
FOR IMMEDIATE RELEASE

J:COM TV DIGITAL INTRODUCES SPORTS CHANNEL IN HD

High Definition "J sports Plus" Channel Set to Launch July 1st

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan, will be the first in Japan to broadcast a sports dedicated channel, J sports Plus, in high definition. Beginning July 1st, J:COM TV Digital subscribers will be able to tune in to the new channel for an additional fee of 1,365 yen (including tax).

J:COM currently broadcasts a total of five channels in high definition. To ensure customer satisfaction and to differentiate itself from the competition, J:COM broadcasts a variety of programs in high definition, including LaLa HD and FOX Life HD. Upgrading J sports Plus to high definition will enable viewers to enjoy clear images and a more realistic experience.

In July, J sports Plus will cover the Tour de France, the worlds' largest cycling race, together with travel information and related details about the landscape of various French regions in beautiful high definition, over a three week period. Between end of July and beginning of August, J SPORTS will cover the 24th FIBA Asia Championship for Men as part of the Beijing Olympics Asia regional division selection.
In addition, J SPORTS will also broadcast Japanese Pro Baseball Seibu Lions, J-League soccer and motor sports SUPERGT in high definition, along with some NHL ice hockey and NBA basketball games.

J:COM will continue to enhance its digital broadcasting line-up by offering a variety of programs in high definition.



Scheduled for broadcast in July – The world's largest cycling race, the Tour de France

© Yuzuru SUNADA

About J:COM

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 2.66 million subscribing households (as of April 30, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 23 managed franchises (as of April 30, 2007) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is 9.81 million (of which Cable West group has approximately 1.4 million as of April 30, 2007). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

June 15, 2007
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES MAY 2007 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of May 31, 2007 served by J:COM's 23 managed franchises reached 2.68 million, up 477,000, or 21.6% since May 31, 2006. The increase is attributed to growth of the subscribing households in existing service areas and the addition of newly consolidated franchises. Combined revenue generating units (RGUs) for cable television, high-speed Internet access and telephony services reached 4.66 million, up 820,500 or 21.4 % since May 31, 2006. The bundle ratio (average number of services received per subscribing household) stood at 1.74 as of May 31, 2007 compared to 1.74 as of May 31, 2006, including Cable West Inc. The ratio excluding Cable West Inc. increased to 1.79 as of May 31, 2007 from 1.74 since May 31, 2006. Details are provided in the table below:

Year-Over-Year Subscribing Household Comparisons: *(Rounded to the nearest hundred)*

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of May 31, 2007	2,217,700 Digital:1,276,900	1,190,100	1,253,500	4,661,300	2,681,600
As of May 31, 2006	1,837,700	960,800	1,042,300	3,840,800	2,204,600
Net year-over-year increase	380,000	229,300	211,200	820,500	477,000
Net increase as percentage	20.7%	23.9%	20.3%	21.4%	21.6%

Results for J:COM's consolidated subsidiaries are noted below:
Total consolidated subsidiaries: 22 franchises; 40 systems:

Consolidated Systems Total	**Revenue Generating Units**				**Total Subscribing Households**
	Cable Television	**High-Speed Internet Access**	**Telephony**	**RGU Total**	
As of May 31, 2007	2,131,500 Digital:1,233,300	1,148,500	1,197,800	4,477,800	2,570,700
As of May 31, 2006	1,726,100	911,900	979,200	3,617,200	2,069,800
Net year-over-year increase	405,400	236,600	218,600	860,600	500,900
Net increase as percentage	23.5%	25.9%	22.3%	23.8%	24.2%

About J:COM
Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 2.68 million subscribing households (as of May 31, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 23 managed franchises (as of May 31, 2007) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas approximately is 9.83 million (of which Cable West group has approximately 1.4 million as of May 31, 2007). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

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Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

July 2, 2007
FOR IMMEDIATE RELEASE

J:COM Appoints Tomoya Aoki as CFO

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan, announced today that Mr. Tomoya Aoki has joined the company as Chief Financial Officer (CFO). He will report directly to Chief Executive Officer (CEO) Mr. Tomoyuki Moriizumi.

Aoki began his career in 1984 with the Industrial Bank of Japan (current Mizuho Financial Group) where he held various positions in planning, corporate finance and financial advisory both in Japan and the US. In 2000, Aoki joined General Electric as Director of Business Development and led various M&A activities for GE's industrial businesses in Asia. Most recently, Aoki was with Capital International, one of the world's largest global investment management organizations, where he led its entry into the Japanese private equity business.

"I am very excited to join the management team of J:COM which has built a dominant market presence and successful business model around its cable platform in the burgeoning Japanese media market," said Aoki. He also added that by "leveraging my various expertise and industry experience, I am determined to give my utmost to serve as a catalyst to further drive J:COM's business growth and achieve its strategic goals to create value for stakeholders."

Aoki holds B.A. from Tokyo University in Economics, and MBA from Harvard Business School.

"We are excited to welcome Mr. Aoki as our new CFO," said Tomoyuki Moriizumi, President and CEO of J:COM. "Aoki will be a great asset to J:COM by adding his in-depth knowledge of finance and management along with his vast and deep experience in business. With his participation, we intend to accelerate our efforts to improve management efficiency and strengthen our business position in the fiercely competitive Japanese broadcasting and telecommunications industries."

About J:COM
Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 2.68 million subscribing households (as of May 31, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 23 managed franchises (as of May 31, 2007) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.83 million (of which Cable West group has approximately 1.4 million as of May 31, 2007). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

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Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

END